UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 1, 2023

PLUM ACQUISITION CORP. I

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-40218	98-1577353
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 Fillmore St. #2089

San Francisco, CA, 94115

(Address of Principal Executive Offices)

(415) 683-6773

Registrant’s telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fifth of one redeemable warrant	PLMIU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	PLMI	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PLMIW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Business Combination Agreement

General Description of the Business Combination Agreement

On March 2, 2023, Plum Acquisition Corp. I, a Cayman Islands exempted company limited by shares (“Plum”), entered into a Business Combination Agreement (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement” and the transactions contemplated thereby, collectively, the “Business Combination”), by and among Plum, Sakuu Corporation, a Delaware corporation (the “Company”), Plum SPAC 1 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Plum (“Merger Sub I”), and Plum SPAC 2 Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Plum (“Merger Sub II”).

Subject to its terms and conditions, the Business Combination Agreement provides that (a) on the day of the closing of the Business Combination (the “Closing”), Plum will change its jurisdiction of incorporation by deregistering and transferring by way of continuation as a Cayman Islands exempted company limited by shares and domesticating as a corporation incorporated under the laws of the State of Delaware (“Domestication”), change its name to “Sakuu Holdings, Inc.”, and amend its governing documents to become the Post-Closing Certificate of Incorporation and Post-Closing Bylaws (as such terms are defined in the Business Combination Agreement), (b) following the Domestication and upon the filing of the Certificate of First Merger (as defined in the Business Combination Agreement), Merger Sub I will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Plum (“First Merger”), and (c) immediately following the First Merger and upon the filing of the Certificate of Second Merger (as defined in the Business Combination Agreement), the Company will merge with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of Plum (“Second Merger”).

Transaction Consideration

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, on the day of Closing each Plum Class A ordinary share and Plum Class B ordinary share issued and outstanding immediately prior to the Domestication shall, by virtue of the Domestication, be automatically converted on a one-for-one basis into a share of Class A common stock, par value $0.0001 per share, of Plum (“New Plum Common Shares”).

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, Sakuu’s equityholders will receive a number of shares of Common Stock (or rights to acquire such Common Stock) of Plum in the aggregate equal to $600,000,000.00 plus the aggregate exercise prices of Sakuu’s options and warrants, divided by $10.00.

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, at the effective time of the First Merger,

(a)

each share of Company common stock (“Company Common Stock”) and each share of Company preferred stock (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”) owned by Plum, Merger Sub I, or any other subsidiary of Plum or held by the Company as treasury stock immediately prior to the First Merger shall be automatically cancelled and retired without any conversion thereof and shall cease to exist, and no consideration shall be paid with respect thereto,

(b)

other than any Dissenting Shares (as defined in the Business Combination Agreement), each share of Company Preferred Stock issued and outstanding immediately prior to the effective time of the First Merger shall, in accordance with the certificate of incorporation of the Company, be converted into the right to receive (1) a number of New Plum Common Shares equal to the Exchange Ratio (as defined in the Business Combination Agreement) plus (2) a number of New Plum Common Shares in accordance with, and subject to the contingencies, set forth in Section 2.03 of the Business Combination Agreement,

(c)

other than any Dissenting Shares, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the First Merger shall, in accordance with the certificate of incorporation of the Company, be converted into the right to receive (1) a number of New Plum Common Shares equal to the Exchange Ratio (as defined in the Business Combination Agreement) plus (2) a number of New Plum Common Shares in accordance with, and subject to the contingencies, set forth in Section 2.03 of the Business Combination Agreement,

(d)

each share of Merger Sub I common stock, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the First Merger shall be converted into and become one newly issued, fully paid and nonassessable New Plum Common Share;

(e)

each Company Option (as defined in the Business Combination Agreement) shall be converted into (1) an option to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option, the number of New Plum Common Shares (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the effective time of the First Merger by the Exchange Ratio, at an exercise price per share of New Plum Common Shares (rounded up to the nearest whole cent) equal to (i) the exercise price of Company Common Stock of such Company Option as of immediately prior to the effective time of the First Merger, divided by (ii) the Exchange Ratio and (2) except for Designated Pre-Closing Options (as defined in the Business Combination Agreement), the right to receive a portion of the Earnout Consideration (as defined in the Business Combination Agreement) in accordance with and subject to the contingencies set for in Section 2.03 of the Business Combination Agreement;

(f)

each Company Warrant (as defined by the Business Combination Agreement) outstanding immediately prior to the effective time of the First Merger shall cease to represent a right to acquire Company Capital Stock, shall be assumed by Plum, and shall be cancelled in exchange for a warrant to acquire New Plum Common Shares (“Converted Warrant”), on the same contractual terms and conditions as were in effect with respect to Company Warrants immediately prior to the effective time of the First Merger under the terms of the relevant agreements governing such Company Warrants, except for terms rendered inoperative by reason of the transactions contemplated by the Business Combination Agreement or for such other immaterial administrative or ministerial changes as the board of directors of Plum may determine in good faith are appropriate to effectuate the administration of the Converted Warrants, determined by multiplying the number of shares of Company Capital Stock subject to such Company Warrant as of immediately prior to the effective time of the First Merger, at an exercise price per share of New Plum Common Shares (rounded up to the nearest whole cent) equal to (i) the exercise price per share of Company Capital Stock of such Company Warrant divided by (ii) the Exchange Ratio;

(g)

each Company Convertible Note (as defined in the Business Combination Agreement), if not optionally converted by its holder immediately prior to the effective time of the First Merger, will remain outstanding and convert into New Plum Common Shares in accordance with the terms of each such Company Convertible Note; and

(h)

each Dissenting Share shall not be converted into a right to receive a portion of the Transaction Consideration (as defined in the Business Combination Agreement), but instead shall be entitled to only such rights as are granted by Section 262 of the Delaware General Corporation Law.

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, at the effective time of the Second Merger, all the assets, property, rights, privileges, immunities, powers, and franchises of the Company and Merger Sub II will vest in Merger Sub II, as the surviving entity, and all debts, liabilities, and duties of the Company and Merger Sub II will become the debts, liabilities, and duties of Merger Sub II, as the surviving entity.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things: corporate organization; authorization to enter into the Business Combination Agreement; capitalization; financial statements; undisclosed liabilities; litigation; compliance with laws; material contracts; company benefit plans; labor matters; taxes; insurance; permits; property; intellectual property, data privacy and security; environmental matters; absence of changes; brokers; transactions with affiliates; consents and requisite governmental approvals; and related party transactions.

Covenants

The Business Combination Agreement contains certain customary covenants for transactions of this type by the Company and Plum, including, among others, covenants regarding the operations of the businesses prior to consummation of the Business Combination; trust account waiver and proceeds; director and officer indemnification and insurance; financial information; related party transactions; public filings and securities and stock exchange listing of New Plum Common Shares; equity plans; and Section 16 matters.

The Business Combination Agreement also contains joint covenants by all parties including, among others, the organization and appointment of the board of directors of Plum; efforts to consummate the transaction; the preparation and filing of registration statements and proxy statement; tax matters; confidentiality, access to information, and publicity; further assurances and post-closing cooperation; shareholder litigation; and extension of time to consummate the Business Combination.

Survival and Indemnification

None of the representations, warranties, and covenants of the parties contained in the Business Combination Agreement will survive the Closing, and no claims for indemnification may be made with respect thereto after the Closing; provided, however, those representations, warranties, and covenants that by their terms are required to be performed in whole or in part after the Closing will survive the Closing and continue until fully performed in accordance with their terms.

Conditions to Consummation of the Business Combination

Consummation of the Business Combination Agreement in generally subject to customary conditions of the respective parties and conditions customary to special purpose acquisition companies, including (a) expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any foreign antitrust laws set forth on Schedule 10.01(a) to the Business Combination Agreement; (b) the absence of any law or governmental order, threatened or pending, preventing the consummation of the Business Combination; (c) the absence of a stop order being issued or the threat or initiation of a stop order by the U.S. Securities Exchange Commission (the “SEC”) with respect to the Registration Statement / Proxy Statement (as defined in the Business Combination Agreement); (d) receipt of the requisite approval for consummation of the Business Combination from Plum and the Company’s shareholders; (e) Plum shall have at least $5,000,001 of net tangible assets, as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), immediately after giving effect to the Business Combination; (f) approval of New Plum Common Shares being issued in connection with the Business Combination for listing on the Nasdaq Stock Market (“Nasdaq”), and (g) the Net Closing Cash (as defined in the Business Combination Agreement) shall be at least equal to $35,000,000 and at least fifty percent (50%) of the Net Closing Cash shall be Closing Equity Liquidity (as defined in the Business Combination Agreement).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (a) by mutual written consent of the Company and Plum; (b) by Plum if the Company is in material breach of its representations and warranties relating to the Company that would render any of the conditions to obligations of Plum incapable of being satisfied on the date of Closing and such breach is not cured or cannot be cured within certain specified time periods; (c) by the Company if Plum, Merger Sub I, or Merger Sub II is in material breach of their respective warranties or obligations that would render any of the conditions to obligations of the Company incapable of being satisfied on the date of Closing and such breach is not cured or cannot be cured within certain specified time periods; (d) by either Plum or the Company if the Business Combination shall not have been consummated on or prior to the Termination Date (as defined in the Business Combination Agreement); (e) by either Plum or the Company if any governmental authority has issued a Governmental Order (as defined in the Business Combination Agreement) or taken any other action enjoining, restraining, or otherwise prohibiting the Business Combination which has become final and non-appealable; (f) by either Plum or the Company if certain required approvals are not obtained from Plum shareholders after the conclusion of a meeting of Plum’s shareholders duly convened therefor; (g) by Plum, if a Restricted Company Shareholder (as defined in the Business Combination Agreement) has failed to perform any covenant or agreement on the part of such Restricted Company Shareholder forth in the Company Support Agreement (as defined in the Business Combination Agreement) that would render any of the conditions to obligations of the Company incapable of being satisfied on the date of Closing and such breach is not cured or cannot be cured within certain specified time periods; (h) by Plum if the Required Company Shareholders’ Consent (as defined in the Business Combination Agreement) is, at any time after the Required Company Shareholders’ Consent has been obtained, no longer valid or is otherwise revoked or rescinded at any time; (h) by the Company any time on or after May 2, 2023 if the Second Bridge Funding (as defined in the Business Combination Agreement) shall not have occurred on or before May 2, 2023 or shall not have provided net proceeds to the Company of at least $4,000,000; (i) by the Company at any time on or after June 2, 2023 if the Third Bridge Funding (as defined in the Business Combination Agreement) shall not have occurred on or before June 2, 2023, or shall not have provided net proceeds to the Company of at least $2,000,000; (j) by the Company at any time if the Plum Shares (as defined in the Business Combination Agreement) are no longer listed on Nasdaq ; and (k) by either Plum or the Company, if the Extension Approval (as defined in the Business Combination Agreement) is not obtained on or before March 18, 2023.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of any willful and material breach of the Business Combination Agreement or fraud, and for customary obligations that survive the termination thereof (such as confidentiality obligations).

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Related Agreements

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Plum Partners LLC, a Delaware limited liability company (the “Sponsor”), Plum, and the Company entered into a letter agreement, dated March 2, 2023 (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and the other parties thereto agreed to (i) vote all of their Plum ordinary shares in favor of the Business Combination Agreement; (ii) be bound by certain transfer restrictions in advance of the Closing in respect of the Plum ordinary shares each presently holds; and (iii) waive certain of the anti-dilution and conversion rights with respect to their Plum ordinary shares, which had been granted in connection with Plum’s initial public offering.

Upon the effective time of the merger, pursuant to the Sponsor Letter Agreement, the Sponsor will transfer to Plum 500,000 shares of Common Stock of Plum held by the Sponsor for cancellation upon issuance by Plum to an investor of Common Stock of Plum on conversion of Common Stock of the Company issued to the investor in connection with a financing transaction between the investor and the Company.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Letter Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Company Lock-Up Agreement

No later than immediately prior to the effective time of the First Merger, Plum and certain Company stockholders will have entered into a lock-up agreement (the “Company Lock-Up Agreement”), pursuant to which, among other things, each such Company stockholder agrees not to sell, for the period specified in the Company Lock-Up Agreement, certain shares of New Plum Common Shares said Company stockholder will receive in the Business Combination, on the terms and subject to the conditions set forth in the Company Lock-Up Agreement.

The foregoing description of the Company Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Company Lock-Up Agreement, the form of which is filed with the Business Combination Agreement as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, Plum, the Sponsor, the Company and certain holders of Company equity (collectively, the “Company Equityholders”) entered into a Support Agreement dated March 2, 2023 (the “Company Support Agreement”), pursuant to which each Company Equityholder agreed to, among other things, (a) retain their respective equity interests, (b) vote in favor of the Business Combination Agreement and the transactions contemplated thereby, and (c) be bound by certain other covenants and agreements related to the Business Combination.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Forward Purchase Agreement

Prior to the execution of the Business Combination Agreement, Plum and Polar Multi-Strategy Master Fund (“Polar”) entered into a letter agreement dated March 1, 2023 (the “Forward Purchase Agreement”), pursuant to which Polar will purchase (either in the open market, or from Plum) up to 2,500,000 shares of (i) prior to the Closing, Class A common stock of Plum and (ii) after the Closing, New Plum Common Shares (such shares, the “FPA Shares”). Seller may not beneficially own greater than 9.9% of the New Plum Common Shares on a pro forma basis.

Seller has agreed to waive any redemption rights with respect to any FPA Shares and separate shares in connection with the Business Combination.

The Forward Purchase Agreement provides that at Closing, Plum will pay to Polar, out of funds held in Plum’s trust account, an amount equal to the sum of (x) the Public Shares (as defined in the Forward Purchase Agreement) multiplied by the Redemption Price (as defined in Plum’s Amended and Restated Certificate of Incorporation), and (y) the proceeds of the Private Shares (as defined in the Forward Purchase Agreement) purchased by Polar (collectively, such amount, the “Prepayment Amount”), to Polar.

At the maturity of the Forward Purchase Agreement, which will be one year from the Closing unless accelerated or deferred (but up to two years) by Seller, Plum will repurchase the Public and Private Shares then held by Seller for a price equal to the Redemption Price plus $0.60 (which amount will be increased by another $0.60 per year for each year by which the maturity is deferred by Seller), The Prepayment Amount will be credited against this repurchase price. Prior to maturity, if Seller sells these shares for over $10.00 per share, it will repay $10.00 per share to Plum.

The foregoing description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Purchase Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Registration Rights

The Business Combination Agreement contemplates that, at the Closing, Plum, the Sponsor, certain stockholders of the Company and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Plum will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of New Plum Common Shares and other equity securities of Plum that are held by the parties thereto from time to time.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the Sponsor Letter Agreement is incorporated by reference herein. The shares of Company Common Stock issuable pursuant to the Sponsor Letter Agreement will not be registered under the Securities Act and will be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, as applicable.

Item 7.01	Regulation FD Disclosure

On March 6, 2023, the Company posted an investor presentation relating to the Business Combination on its website at https://sakuu.com. This presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K. Notwithstanding the foregoing, information contained on the Company’s website referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of, nor is it incorporated by reference into, this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Plum under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, Plum intends to file a Registration Statement with the SEC, which will include a document that serves as a prospectus and proxy statement of Plum, referred to as a proxy statement/prospectus, and certain related documents, to be used at the meeting of Plum’s stockholders to approve the proposed business combination and related matters. The Registration Statement will be sent to the stockholders of Plum. Plum and the Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Plum are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Plum and the Company through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Plum and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Plum’s stockholders in connection with the proposed transaction. Information about Plum’s directors and executive officers and their ownership of Plum’s securities is set forth in Plum’s filings with the SEC. To the extent that holdings of Plum’s securities have changed since the amounts printed in Plum’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sakuu and Plum. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding Sakuu’s expected technology and product offerings, Sakuu’s ability to produce its modules and printing platforms at a commercial level or obtain licensing agreements for its battery technology, the availability of equity or debt financing on acceptable terms, if at all, and the capitalization of Sakuu after giving effect to the proposed business combination. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Sakuu’s and Plum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to risks and uncertainties that may cause Sakuu’s and Plum’s activities or results to differ significantly from those expressed in any forward-looking statement, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Sakuu or the expected benefits of the proposed business combination; failure to obtain the approval of the equity holders of Sakuu or Plum; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Sakuu’s business and the timing of expected business milestones; the effects of competition on Sakuu’s business; supply shortages in the materials necessary for the production of Sakuu’s modules and printing platforms; the inability of Sakuu to obtain licensing agreements for its technology; and the amount of redemption requests made by Plum’s public equity holders. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There may be additional risks that neither Sakuu or Plum presently know or that Sakuu and Plum currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by Plum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sakuu and Plum assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sakuu nor Plum gives any assurance that either Sakuu or Plum will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Business Combination Agreement, dated March 2, 2023

10.1	Sponsor Letter Agreement, dated March 2, 2023

10.2	Company Support Agreement, dated March 2, 2023

10.3	Forward Purchase Agreement, dated March 1, 2023

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PLUM ACQUISITION CORP. I

Date: March 6, 2023	By:	/s/ Kanishka Roy
Kanishka Roy
Co-Chief Executive Officer and President

Exhibit 2.1

EXECUTION VERSION

Confidential

BUSINESS COMBINATION AGREEMENT

by and among

PLUM ACQUISITION CORP. I,

SAKUU CORPORATION,

PLUM SPAC 1 MERGER SUB, INC.

and

PLUM SPAC 2 MERGER SUB, LLC

dated as of

March 2, 2023

- i -

- ii -

- iii -

EXHIBITS

Exhibit A	Form of Company Support Agreement
Exhibit B	Form of Sponsor Letter Agreement
Exhibit C-1	Form of Incentive Equity Plan
Exhibit C-2	Form of Employee Stock Purchase Plan
Exhibit D	Form of Company Lock-Up Agreement

- iv -

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of March 2, 2023, by and among Plum Acquisition Corp. I, a Cayman Islands exempted company limited by shares (“Plum”), Sakuu Corporation, a Delaware corporation (the “Company”), Plum SPAC 1 Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), and Plum SPAC 2 Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Plum, the Company, Merger Sub I, and Merger Sub II are collectively referred to herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, (a) Plum is a blank check company incorporated as a Cayman Islands exempted company limited by shares for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities and (b) Merger Subs are newly incorporated, wholly owned Subsidiaries of Plum;

WHEREAS, pursuant to Plum’s Governing Documents, Plum is required to provide an opportunity for its shareholders to have their outstanding Plum Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Required Plum Shareholder Approval at the Special Meeting;

WHEREAS, concurrently with the execution of this Agreement, the Company Shareholders set forth on Schedule 1.01(a) (the “Restricted Company Shareholders”) are entering into support agreements (each, a “Company Support Agreement”), in the form attached hereto as Exhibit A, on the terms and subject to the conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, Plum Partners LLC, a Delaware limited liability company (the “Sponsor”), Plum and the Company have entered into the sponsor letter agreement, in the form attached hereto as Exhibit B (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor has agreed to (a) vote in favor of all of the Transaction Proposals and not to redeem any shares of Plum held by Sponsor, (b) waive certain adjustments to the conversion ratio set forth in Plum’s Governing Documents with respect to the Plum Class B Shares, (c) terminate the lock-up provisions of that certain Letter Agreement, dated March 18, 2021, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement, (d) waive the right to receive fees pursuant to the Letter Agreement regarding Administrative Services, dated March 18, 2021, between Plum and the Sponsor, (e) make certain payments in connection with the Extension Proposal, (f) to return certain Plum Class B Shares to Plum to offset fifty percent (50%) of certain issuances of Plum Class B Shares in connection with Company Financing transactions, and (g) be bound by certain transfer restrictions with respect to its Plum Class B Shares, including lock-up agreements, subject to certain exceptions, not to effect any sale or distribution of any Equity Securities of Plum issued pursuant to this Agreement during the lock-up period described therein, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, prior to the Closing Date, holders of Plum Shares shall adopt the Extension Proposal to extend the period of time Plum is afforded under its Governing Documents to consummate a business combination until the Termination Date;

WHEREAS, on the Closing Date but after the Plum Shareholder Redemption, prior to the First Effective Time, Plum shall deregister and transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Act (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, at the First Effective Time, (a) Merger Sub I will merge with and into the Company, with the Company as the surviving company (the “Surviving Corporation”) in such merger (the “First Merger”) and, as a result of the First Merger, the Company will become a wholly owned Subsidiary of Plum, and (b) each share of Company Capital Stock will be automatically converted as of the First Effective Time into the right to receive a portion of the Transaction Consideration, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, immediately following the First Merger and as part of the same overall transaction as the First Merger, (a) the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II as the surviving entity (the “Surviving Entity”) in such merger (the “Second Merger” and, together with the First Merger, the “Mergers”) and a wholly owned Subsidiary of Plum;

WHEREAS, prior to the consummation of the Transactions, Plum shall, subject to obtaining the Required Plum Shareholder Approval at the Special Meeting, adopt an incentive equity plan (the “Incentive Equity Plan”) in the form attached hereto as Exhibit C-1 and adopt an employee stock purchase plan (the “Employee Stock Purchase Plan”) in the form attached hereto as Exhibit C-2;

WHEREAS, at the Closing, (i) the Sponsor and the Company Shareholders set forth on Schedule 1.01(b) (collectively, the “Major Company Shareholders”) shall enter into a registration rights agreement (the “Registration Rights Agreement”), in customary form mutually and reasonably agreed by the Parties prior to the Closing, pursuant to which, among other things, the Sponsor and the Major Company Shareholders will be granted certain registration rights with respect to their respective Plum Shares, in each case, on the terms and subject to the conditions in the Registration Rights Agreement, and (ii) each Major Company Shareholder, each officer of the Company, and each director of the Company that will become a director of the Surviving Entity (collectively, the “Locked-Up Company Persons”) shall enter into a lock-up agreement (each, a “Company Lock-Up Agreement”), substantially in the form attached hereto as Exhibit D, pursuant to which the Locked-Up Company Persons will agree, subject to certain exceptions, not to effect any sale or distribution of any Equity Securities of Plum issued pursuant to this Agreement during the lock-up period described in each Company Lock-Up Agreement;

WHEREAS, the board of directors of Plum has (a) approved this Agreement, the other Transaction Documents to which Plum is or will be a party and the transactions contemplated hereby and thereby and (b) recommended, among other things, approval of this Agreement, the Mergers, the Domestication and the Transactions by the holders of Plum Shares, voting together as a single class, entitled to vote thereon (the “Plum Board Recommendation”);

WHEREAS, the board of directors of the Company has (a) approved this Agreement, the other Transaction Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby and (b) recommended, among other things, approval of this Agreement, the Mergers and the Transactions by the holders of Company Capital Stock entitled to vote thereon (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub I has approved this Agreement, the other Transaction Documents to which Merger Sub I is or will be a party and the transactions contemplated hereby and thereby (including the First Merger);

WHEREAS, the managers of Merger Sub II has approved this Agreement, the other Transaction Documents to which Merger Sub II is or will be a party and the transactions contemplated hereby and thereby (including the Second Merger);

WHEREAS, Plum, as the sole shareholder or manager of each Merger Sub, as applicable, has approved this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby (including the Mergers); and

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (iii) the Mergers, taken together, shall be viewed as a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321, that shall constitute a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“280G Approval” has the meaning specified in Section 7.06.

“280G Waived Benefits” has the meaning specified in Section 7.06.

“Additional Plum SEC Reports” has the meaning specified in Section 6.08.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Exercise Price” means the aggregate exercise price of all Company Options and Company Warrants that are unexpired, unexercised, and outstanding as of immediately prior to the First Effective Time and that are included in the Fully Diluted Company Capitalization, whether vested or unvested. For the avoidance of doubt, the exercise prices used to calculate “Aggregate Exercise Price” shall be the exercise prices of the Converted Stock Options and Converted Warrants as of immediately prior to the Closing, without giving effect to the adjustments to the exercise prices of the Converted Stock Options and Converted Warrants set forth in Section 2.01(d)(iii) or Section 2.01(d)(iv).

“Agreed Designee” has the meaning specified in Section 9.01(b).

“Agreement” has the meaning specified in the preamble hereto.

“Allocation Schedule” has the meaning specified in Section 3.03(a).

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery, money laundering or anti-corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act (as amended), the U.K. Bribery Act (as amended) and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), “voluntary employees’ beneficiary associations,” under Section 501(c)(9) of the Code, employment, individual consulting, retirement, severance, termination pay, change in control, transaction or retention arrangements, deferred compensation, equity or equity-based compensation, incentive compensation, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, vacation, fringe or other benefits or remuneration plan, program, policy, agreement or arrangement of any kind.

“Bridge Financings” means, collectively, the First Bridge Funding, the Second Bridge Funding and the Third Bridge Funding (or any of them).

“Business Combination Proposal” has the meaning specified in Section 9.03(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in (a) New York, New York or (b) Cayman Islands are authorized or required by Law to close.

“Cayman Islands Act” means the Companies Act (as revised) of the Cayman Islands.

“Certificate of First Merger” has the meaning specified in Section 2.01(c)(i).

“Certificates of Merger” has the meaning specified in Section 2.01(c)(ii).

“Certificate of Second Merger” has the meaning specified in Section 2.01(c)(ii).

“Certificate” has the meaning specified in Section 2.01(d)(ii)(e).

“Change of Control Payment” means any success, change of control, retention, transaction bonus or other similar payment or amount payable to any Person as a result of or in connection with this Agreement or the Transactions (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events; provided that no severance payments or benefits relating to individuals terminated by or at the written direction of Plum or by the individual’s resignation as a result of a constructive termination due to the actions or omissions of Plum or the Surviving Entity following, and not otherwise in connection with or arising out of, the Closing shall constitute Change of Control Payments).

“Change of Control Transaction” means any transaction or series of related transactions (a) under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or a material portion of assets, businesses or Equity Securities of another Person, (b) that results, directly or indirectly, in the shareholders of a Person as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (in the case of each of clauses (a) and (b), whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise) or (c) under which any Person(s) makes any equity or similar investment in another Person.

“Charter Proposal” has the meaning specified in Section 9.03(b).

“Closing” has the meaning specified in Section 3.01.

“Closing Company Financial Statements” has the meaning specified in Section 4.06(b).

“Closing Date” has the meaning specified in Section 3.01.

“Closing Equity Liquidity” means the sum of (a) the amount of cash available in the Trust Account immediately prior to the First Effective Time after deducting the amount required to satisfy the Plum Shareholder Redemption, and (b) net cash proceeds received by the Company after the date of this Agreement and prior to or at the First Effective Time from the issuance and sale of equity securities of the Company (or any Indebtedness that is convertible into such equity securities and for which all interest, principal and any other required payments may be paid without restriction (other than compliance with applicable securities laws) in the form of the Company Common Stock at the election of the Company), in each case on terms reasonably satisfactory to the Company (it being agreed that any issuance and sale of equity securities of the Company (or any Indebtedness that is convertible into such equity securities) that is on terms equal to or more favorable to the Company than those identified on Schedule 1.01(c) shall be deemed to be reasonably satisfactory to the Company), and which cash is, in each case, available without restriction for use by the Company or Surviving Entity upon funding (but in any event on or prior to the First Effective Time), calculated net of any original issue discount, commitment fees, administrative fees, insurance fees and other fees and expenses relating to such financing, and after giving effect to any reserve account escrows or set-asides relating to such financing. If the Company shall elect, in its discretion, to enter into a financing on the terms set forth on Schedule 1.01(d), then such net cash proceeds thereof, calculated as set forth in the preceding sentence, that are received after the date of this Agreement and prior to or at the First Effective Time shall be deemed to constitute Closing Equity Liquidity. For the avoidance of doubt, the Subscription Agreement shall not constitute Closing Equity Liquidity.

“Closing Filing” has the meaning specified in Section 9.06(e).

“Closing Indebtedness Liquidity” means net cash proceeds received by the Company from any Indebtedness (other than the Bridge Financings and other Indebtedness that matures, or which the lender may require be repaid, within six (6) months after the First Effective Time) incurred after the date of this Agreement on terms reasonably satisfactory to the Company (it being agreed that any Indebtedness that is on terms equal to or more favorable to the Company than those identified in clause (ii) of Schedule 1.01(e) shall be deemed to be reasonably satisfactory to the Company), and which cash is, in each case, available without restriction for use by the Company upon funding (but in any event on or prior to the First Effective Time), calculated net of any original issue discount, commitment fees, administrative fees, insurance fees and other fees and expenses relating to such financing, and after giving effect to any reserve account escrows or set-asides relating to such financing, but including any reserve for interest payments coming due within the first year after incurrence of such Indebtedness.

“Closing Press Release” has the meaning specified in Section 9.06(e).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company or any of its controlled Affiliates or (ii) all or a material portion of the assets, Equity Securities or businesses of the Company or any of its controlled Affiliates (in the case of each of clauses (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of any Company’s options or other equity awards outstanding on the date of this Agreement in accordance with the terms of the applicable Company equity plan (if any) and the underlying grant, award or similar agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Assets” has the meaning specified in Section 4.16(d).

“Company Benefit Plan” means each Benefit Plan which is sponsored, maintained or contributed to by the Company or maintained by a professional employer organization for the benefit of current or former employees of the Company, or under or with respect to which the Company has any Liability, other than any such Benefit Plan required by applicable mandatory Law and that is maintained by a Governmental Authority.

“Company Board Recommendation” has the meaning specified in the Recitals.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Closing Statement” has the meaning specified in Section 3.04.

“Company Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Company Convertible Noteholders” means, collectively, the holders of Company Convertible Notes as of any applicable determination time prior to Closing.

“Company Convertible Notes” means any Indebtedness that is convertible into Company Capital Stock.

“Company D&O Persons” has the meaning specified in Section 7.03(a).

“Company Designee” has the meaning specified in Section 9.01(b).

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Plum by the Company on the date of this Agreement.

“Company Financings” means, collectively, the debt and/or equity financings transactions that the Company shall seek to implement for inclusion in Closing Equity Liquidity and Closing Indebtedness Liquidity.

“Company Fundamental Representations” means the representations and warranties set forth in Section 4.01 (Corporate Organization), Section 4.03 (Due Authorization), Section 4.05(a) (Capitalization), and Section 4.20 (Brokers).

“Company Intellectual Property” means, collectively, the Registered Intellectual Property and all other Intellectual Property owned or purported to be owned by the Company.

“Company Lock-Up Agreements” has the meaning specified in the Recitals.

“Company Material Adverse Effect” means any change, event, effect, state of facts or occurrence that, individually or in the aggregate with any other change, event, effect, state of facts, or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Company, or (b) the ability of the Company (whether on behalf of itself or on behalf of the Company Securityholders, as applicable) to consummate the Transactions; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: any change, event, effect, state of facts or occurrence from or related to (i) general business or economic conditions in or affecting the United States, Cayman Islands or any other country, or changes therein, or the global economy generally; (ii) any national or international political or social conditions in the United States, Cayman Islands or any other country, including the engagement by the United States, Cayman Islands or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, or sabotage; (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, Cayman Islands or any other country, or changes therein, including changes in interest rates in the United States, Cayman Islands or any other country and changes in exchange rates for the currencies of any countries; (iv) changes generally affecting the industries or markets in which the Company operates; (v) changes in any applicable Laws coming into effect after the date of this Agreement; (vi) the execution or public announcement of this Agreement or the pendency or consummation of the Transactions (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.04(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the Transactions, or the condition set forth in Section 10.03 to the extent it relates to such representations and warranties); (vii) any failure in and of itself by the Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (provided that this clause (vii) shall not prevent or otherwise affect a determination that any change or effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); (viii) any hurricane, tornado, flood, earthquake, tsunami, mudslide, wild fire or other natural disaster, epidemic, pandemic (including COVID-19), disease outbreak or quarantine, weather condition, explosion, act of God or other comparable event in the United States, Cayman Islands or any other country, or any escalation of the foregoing; or (ix) any action taken by, or at the written request of, Plum or that is required by the terms of this Agreement; provided, however, that any change, event, effect, state of facts or occurrence resulting from a matter described in any of the foregoing clauses (i) through (vi) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur if such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to other participants operating in the industries or markets in which the Company operates.

“Company Option” means each outstanding option (whether vested or unvested) to purchase Company Common Stock granted under the Legacy Equity Incentive Plan.

“Company Optionholders” means, collectively, the holders of Company Options as of any applicable determination time prior to Closing.

“Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, and the Company Series A-3 Preferred Stock, collectively.

“Company Related Party” has the meaning specified in Section 4.21.

“Company Related Party Transactions” has the meaning specified in Section 4.21.

“Company Securityholders” means, collectively, the Company Shareholders, Company Optionholders, Company Warrantholders and Company Convertible Noteholders.

“Company Series A Preferred Stock” means the Company’s series A preferred stock, par value $0.0001 per share.

“Company Series A-1 Preferred Stock” means the Company’s series A-1 preferred stock, par value $0.0001 per share.

“Company Series A-2 Preferred Stock” means the Company’s series A-2 preferred stock, par value $0.0001 per share.

“Company Series A-3 Preferred Stock” means the Company’s series A-3 preferred stock, par value $0.0001 per share.

“Company Shareholder Agreements” means, collectively, (i) that certain amended and restated investor’s rights agreement, dated as of October 31, 2022, by and among the Company and the parties thereto, (ii) that certain amended and restated voting agreement, dated as of October 31, 2022, by and among the Company and the parties thereto, and (iii) that certain amended and restated right of first refusal and co-sale agreement, dated as of October 31, 2022, by and among the Company and the parties thereto.

“Company Shareholders” means, collectively, the holders of shares of Company Capital Stock as of any applicable determination time prior to Closing.

“Company Support Agreements” has the meaning specified in the Recitals.

“Company Transaction Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are unpaid as of the Closing (and not otherwise expressly allocated to Plum pursuant to the terms of this Agreement or any other Transaction Document) by the Company in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of their covenants or agreements in this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any other Transaction Document.

“Company Warrantholders” means, collectively, the holders of Company Warrants as of any applicable determination time prior to Closing.

“Company Warrants” means all outstanding and unexercised (in whole or in part) warrants to purchase shares of Company Capital Stock.

“Confidentiality Agreement” has the meaning specified in Section 12.08.

“Contract” means any oral or written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Converted Stock Option” has the meaning specified in Section 2.01(d)(iii).

“Converted Warrant” has the meaning specified in Section 2.01(d)(iv).

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

“COVID-19 Changes” has the meaning specified in Section 9.06(b).

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Authority (other than in respect of Taxes) in response to COVID-19.

“Designated Pre-Closing Option” means any Company Option granted following the date hereof that by its terms expressly provides that such Company Option shall not receive Earnout Consideration pursuant to Section 2.03.

“DGCL” means the Delaware General Corporation Law.

“DLLCA” means the Delaware Limited Liability Company Act.

“Domestication” has the meaning set forth in the Recitals.

“Domestication Proposal” has the meaning specified in Section 9.03(b).

“Earnout Achievement Date” means the First Earnout Achievement Date, the Second Earnout Achievement Date, or the Third Earnout Achievement Date.

“Earnout Consideration” means the New Plum Common Shares issuable pursuant to Section 2.03.

“Earnout Period” has the meaning specified in Section 2.03(a).

“Earnout Triggering Event” has the meaning specified in Section 2.03(e).

“Employee Stock Purchase Plan” has the meaning specified in the Recitals.

“Enforceability Exceptions” has the meaning specified in Section 4.03.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), public health and safety, worker health and safety or the use, storage, emission, disposal or release of, or exposure to, Hazardous Materials.

“Equity Securities” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other contractual obligation which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including any interest, the value of which is in any way based on, linked to or derived from any interest described in clause (a), including stock appreciation, phantom stock, profit participation or other similar rights).

“Equity Value Per Share” means (a) $600,000,000.00, plus the Aggregate Exercise Price, divided by (b) the Fully Diluted Company Capitalization.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” means Continental Stock Transfer & Trust Company, a New York limited purpose trust company.

“Exchange Ratio” means (a) the Equity Value Per Share, divided by (b) $10.00.

“Extension Approval” means the approval, at the Extension Meeting where a quorum is present, of the Extension Proposal, by an ordinary resolution in accordance with the Governing Documents of Plum requiring the affirmative vote of a simple majority of the votes cast by the holders of the issued Plum Shares, voting together as a single class, present in person or by proxy at the Extension Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of Plum and applicable Law.

“Extension Meeting” has the meaning set forth in Section 9.09(b).

“Extension Proposal” has the meaning set forth in Section 9.09(a).

“Extension Proxy Statement” has the meaning set forth in Section 9.09(a).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning specified in Section 4.06(a).

“First Bridge Funding” means the issuance by the Company of equity rights for proceeds to the Company of $4,000,000 pursuant to the Subscription Agreement (as such term is defined in the Company Disclosure Schedules).

“First Earnout Achievement Date” has the meaning specified in Section 2.03(a).

“First Effective Time” has the meaning specified in Section 2.01(c)(i).

“First Merger” has the meaning specified in the Recitals.

“Foreign Antitrust Laws” has the meaning specified in Section 2.03(d).

“Foreign Plan” has the meaning specified in Section 4.11(d).

“Fully Diluted Company Capitalization” means the sum, without duplication, of (x) the aggregate number of shares of Company Common Stock that are issued and outstanding as of immediately prior to the First Effective Time, (y) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Company Warrants, Company Options, Company Convertible Notes or other direct or indirect rights to acquire shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time, and (z) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion of all convertible Equity Securities of the Company (other than Company Common Stock, Company Warrants, Company Options and Company Convertible Notes) that are issued outstanding as of immediately prior to the First Effective Time (including the conversion of all shares of Company Preferred Stock into shares of Company Common Stock), but in each case, excluding shares of Company Common Stock that are issued and outstanding or issuable under (or issuable upon conversion or exercise of any warrants, convertible securities, or other direct or indirect rights to acquire shares of Company Common Stock issued or issuable) (a) in any transaction resulting in any Closing Equity Liquidity or Closing Indebtedness Liquidity or (b) pursuant to the Subscription Agreement.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation, and the “Governing Documents” of a Cayman Islands exempted company limited by shares are its memorandum of association (as amended and/or restated) and articles of association (as amended and/or restated), certificate of incorporation and statutory registers.

“Governmental Authority” means any (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, stock exchange or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Governmental Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under, or for which liability or standards of conduct may be imposed pursuant to applicable Environmental Laws, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, toxic mold, radiation, per- and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in the Recitals.

“Income Tax” means any Tax imposed upon or measured by net income or gain (however denominated).

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such time of such Person, and (c) all obligations of the type referred to in clauses (a) and (b) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. For purposes of this definition, all lease obligations of such Person, including those which are required to be capitalized in accordance with GAAP or IFRS, shall be excluded.

“Intellectual Property” means all intellectual property or proprietary rights of any type in any jurisdiction, including all: (a) patents, patent applications, and patent disclosures and improvements thereto together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof; (b) trademarks, service marks, logos, get-up, trade names, domain names, and other indicia of origin; (c) copyrights, works of authorship, mask works, and copyrightable works (including copyrights in Software) and moral rights; (d) trade secrets and confidential information, rights to inventions (whether patentable or not), rights in Software, know-how, technology, data, databases, designs, processes, recipes, formulations, and documentation thereof, utility models; and (e) all other intellectual property rights, in each case, together with all goodwill associated therewith and, in each case, whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights, and all rights or forms of protection having equivalent or similar effect anywhere in the world.

“Intended Tax Treatment” has the meaning specified in the Recitals.

“Interim Period” has the meaning specified in Section 7.01(a).

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means all computer systems, servers, networks, network equipment, firmware, Software, hardware, information technology systems or infrastructure, electronic data processing systems, communication networks, interfaces, platforms, peripherals and data or information contained therein or transmitted thereby, and other information technology equipment, in each case, whether owned, used, held for use, outsourced, leased or licensed by the Company.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Labor Agreement” has the meaning specified in Section 4.10(a)(xvii).

“Law” means any statute, law (including common law), act, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or similarly used or occupied by the Company.

“Leases” has the meaning specified in Section 4.16(b).

“Legacy Equity Incentive Plan” means the Company’s 2017 Stock Option Plan.

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Governmental Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, purchase option, right of first refusal, covenant, restriction, security interest, license, restriction on transfer, title defect, encroachment or other survey defect, or other similar lien or encumbrance.

“Locked-Up Company Persons” has the meaning specified in the Recitals.

“Major Company Shareholders” has the meaning specified in the Recitals.

“Material Contracts” has the meaning specified in Section 4.10(a).

“Material Leased Real Property” has the meaning specified in Section 4.16(b).

“Material Permits” has the meaning specified in Section 4.15.

“Mergers” has the meaning specified in the Recitals.

“Merger Proposal” has the meaning specified in Section 9.03(b).

“Merger Sub I” has the meaning specified in the preamble hereto.

“Merger Sub II” has the meaning specified in the preamble hereto.

“Most Recent Balance Sheet” has the meaning specified in Section 4.06(a).

“NASDAQ” means the Nasdaq Capital Market.

“Net Closing Cash” means (a) the sum of all cash that is available without restriction for use by the Surviving Entity immediately following the Second Effective Time, and for the avoidance of doubt after deducting the amount required to satisfy the Plum Shareholder Redemption, minus (b) the sum of (i) any then unpaid Plum Transaction Expenses (which for the purposes of this definition shall include any then-unpaid obligations under any Contracts to which Plum is a party), (ii) any Indebtedness of Plum and (iii) any Liabilities pursuant to any Bridge Financing, or other Indebtedness of the Company incurred after the date of this Agreement that is required to be repaid at, or within six months after, the First Effective Time, plus (c) to the extent paid prior to the First Effective Time, or accrued but unpaid and included in clause (b), the reasonable fees and expenses of Plum’s outside counsel, and the costs of any settlement effected in compliance with Section 9.08, in each case, with respect to any Transaction Litigation.

“New Plum Common Shares” has the meaning specified in Section 2.01(a).

“NYSE” means the New York Stock Exchange.

“Officers” has the meaning specified in Section 9.01(a).

“Other Plum Shareholder Approval” means the approval, at the Special Meeting where a quorum is present, of each of the Transaction Proposals (other than the Business Combination Proposal, the Merger Proposals and the Domestication Proposal), by an ordinary resolution in accordance with the Governing Documents of Plum requiring the affirmative vote of a simple majority of the votes cast by the holders of the issued Plum Shares, voting together as a single class, present in person or by proxy at the Special Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of Plum and applicable Law.

“Owned Real Property” has the meaning specified in Section 4.16(a).

“Parties” has the meaning specified in the preamble hereto.

“Party” has the meaning specified in the preamble hereto.

“PCAOB” has the meaning specified in Section 4.06(b).

“Permits” has the meaning specified in Section 4.09(b).

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, and (i) that relate to amounts not yet due and payable or (ii) that are being contested in good faith through appropriate Proceedings and for which appropriate reserves for the amount being contested have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Proceedings for which appropriate reserves have been established in accordance with GAAP, (d) Liens, encumbrances and restrictions of record affecting title to real property (including easements, covenants, rights of way and similar restrictions of record) that do not, individually or in the aggregate, materially interfere with the use or occupancy of such real property or the business of the Company, (e) rights, interests, Liens, or titles of, or through, a lessor or sublessor under any lease or other similar real property being leased, (f) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Company and do not prohibit or materially interfere with any of the Company’s use or occupancy of such real property or the business of the Company, (g) non-exclusive licenses of Intellectual Property, in each case, entered into in the ordinary course of business and (h) Liens described on Schedule 1.01(f).

“Person” means any individual, firm, corporation, company, exempted company, exempted limited partnership, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, or Governmental Authority.

“Personal Information” means any information relating to an identified or identifiable natural person or household, including “personal data” and “personally identifiable information” (each as defined under any applicable Laws) that identifies, can be used to identify or is otherwise associated with an individual person or device, whether or not such information is associated with an identified individual, including for instance: (a) names, addresses, telephone numbers, email addresses, financial information, financial account numbers, personal health information, drivers’ license numbers and government-issued identification numbers; and (b) Internet Protocol addresses, device identifiers or other persistent identifiers.

“Plum” has the meaning specified in the preamble hereto.

“Plum Acquisition Proposal” means (a) any transaction or series of related transactions under which Plum or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of any other Persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise) or (b) any equity or similar investment in Plum or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby shall constitute a Plum Acquisition Proposal.

“Plum Arrangements” has the meaning specified in Section 7.06.

“Plum Board Recommendation” has the meaning specified in the Recitals.

“Plum Class A Shares” means, prior to the consummation of the Domestication, the Class A ordinary shares, par value of $0.0001 per share, of Plum.

“Plum Class B Shares” means, prior to the consummation of the Domestication, the Class B ordinary shares, par value of $0.0001 per share, of Plum.

“Plum Closing Statement” has the meaning specified in Section 3.04.

“Plum Common Share Price” means, on any date after the Closing, the VWAP per share of New Plum Common Shares reported as of 4:00 p.m. (New York time) on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar.

“Plum D&O Persons” has the meaning specified in Section 8.05(a).

“Plum Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Plum on the date of this Agreement.

“Plum Financial Statement” has the meaning specified in Section 6.09(a).

“Plum Fundamental Representations” means the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.03 (Capitalization), Section 5.10 (Brokers), Section 6.01 (Corporate Organization), Section 6.02 (Due Authorization), Section 6.07 (Brokers) and Section 6.13 (Capitalization).

“Plum Material Adverse Effect” means any change, event, effect, state of facts or occurrence that, individually or in the aggregate with any other change, event, effect, state of facts or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of Plum or a Merger Sub to consummate the Transactions.

“Plum Material Contracts” has the meaning specified in Section 6.14(a).

“Plum Related Party” has the meaning specified in Section 6.15.

“Plum SEC Reports” has the meaning specified in Section 6.08.

“Plum Shareholder Approval” means, collectively, the Required Plum Shareholder Approval and the Other Plum Shareholder Approval.

“Plum Shareholder Redemption” means the right of the holders of Plum Class A Shares to redeem all or a portion of their Plum Class A Shares in connection with the Transactions as set forth in Plum’s Governing Documents.

“Plum Shares” means, (a) prior to the Domestication, collectively, the Plum Class A Shares and the Plum Class B Shares and (b) from and after the Domestication, the New Plum Common Shares.

“Plum Transaction Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are unpaid as of the Closing (and not otherwise expressly allocated to the Company, pursuant to the terms of this Agreement or any other Transaction Document) by Plum or any of its Subsidiaries, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, placement agents, or other agents or service providers of Plum and its Subsidiaries (including, but not limited to, any such fees and expenses in connection with Plum’s initial public offering, its listing, its reporting with the SEC, and the negotiation, preparation or execution of this Agreement, any other Transaction Document or any other Contract in place as of the Closing (or in connection with any discussions, negotiations or preparation of any agreement with any other party with respect to a business combination transaction), the performance of their covenants or agreements in this Agreement, under any other Transaction Document, under any “tail” policy providing directors’ and officers’ liability insurance policy or under any other Contract in place as of the Closing, the consummation of the Transactions or in connection with the Extension Proposal) (b) any other fees, expenses, commissions or other amounts that are expressly allocated to Plum or any of its Subsidiaries pursuant to this Agreement or any other Transaction Document and (c) any Indebtedness or other amounts owed to Sponsor. Notwithstanding the foregoing or anything to the contrary herein, Plum Transaction Expenses shall not include (i) any Company Transaction Expenses or (ii) any other fees, expenses, commissions or other amounts that are expressly allocated to Sponsor, and not to Plum, pursuant to this Agreement or any other Transaction Document.

“Plum Warrants” means, collectively, the Private Placement Warrants and the Public Warrants.

“Post-Closing Bylaws” means the bylaws of Plum to be entered into in connection with the Closing as set forth herein.

“Post-Closing Certificate of Incorporation” means the certificate of incorporation of Plum to be filed in connection with the Closing as set forth herein.

“Pre-Closing Plum Holders” means the holders of Plum Shares as of any specified time prior to the First Effective Time.

“Privacy Requirements” means all of the following, to the extent applicable, relating to the Processing (including cross-border transfers), security (both technical and physical), or protection of Personal Information or breach notification in connection with Personal Information: (a) any and all applicable Laws, legal requirements and binding self-regulatory guidelines (including of any applicable foreign jurisdiction), including the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), General Data Protection Regulation, Regulation 2016/679/EU (GDPR), the UK Data Protection Act 2018, the GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018, the Privacy and Electronic Communications (EC Directive) Regulations 2003, and the e-Privacy Directive (2002/58/EC), the Payment Card Industry Data Security Standard (PCI DSS), including any predecessor, successor or implementing legislation in respect of the foregoing, any amendments or reenactments of the foregoing (clause (a), collectively, the “Privacy Laws”); (b) the Company’s own rules, policies, and procedures; and (c) agreements the Company has entered into or by which it is bound.

“Private Placement Warrants” means the Private Placement Warrants (as defined in the Warrant Agreement).

“Proceeding” means any lawsuit, litigation, action, audit, examination or investigation, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative, and whether public or private) pending by or before or otherwise involving any Governmental Authority.

“Process” (or “Processing” or “Processed”) means any operation or set of operations which is performed on Personal Information or on sets of Personal Information, which shall include access, receipt, collection, compilation, use, storage, processing, protection, sharing, safeguarding, disposal, destruction, disclosure, dissemination, transfer, sorting, distribution, treatment, manipulation, performance of operations on, enhancement, aggregation, destruction, or disposal.

“Pro Rata Share” shall mean for each Company Securityholder, a fraction expressed as a percentage, (x) the numerator of which is the sum of (a) the total number of shares of Company Capital Stock held by a Company Securityholder as of the First Effective Time and (b) the total number of shares of Company Capital Stock subject to Company Options (whether vested or unvested, but, for purposes of this calculation, excluding the Designated Pre-Closing Options), Company Warrants and Company Convertible Notes held by such Company Securityholder as of the First Effective Time by (y) the denominator of which is the Fully Diluted Company Capitalization (but, for purposes of this calculation, excluding the Designated Pre-Closing Options).

“Public Warrants” means the Public Warrants (as defined in the Warrant Agreement).

“Registered Intellectual Property” has the meaning specified in Section 4.17(a).

“Registration Rights Agreement” has the meaning specified in the Recitals.

“Registration Statement/Proxy Statement” means a registration statement on Form S-4 relating to the Transactions and containing a proxy statement of Plum.

“Relevant Plum Shares” means the Plum Shares issued and outstanding immediately prior to the First Effective Time and that are held by Pre-Closing Plum Holders and are (i) Plum Class A Shares that are not redeemed by such Pre-Closing Plum Holder for cash pursuant to the Plum Shareholder Redemption or (ii) Plum Class B Shares; provided that “Relevant Plum Shares” shall exclude any Plum Shares held by Plum as treasury shares.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors and consultants of such Person.

“Required Company Shareholders’ Consent” means the Company Shareholders’ approval of this Agreement, the other Transaction Documents to which the Company is a party, and the Transactions by the affirmative votes of the Company Shareholders holding (i) at least a majority (on an as-converted basis) of the then outstanding shares of Company Capital Stock and (ii) at least a majority of the then outstanding shares of Company Preferred Stock, consenting or voting (as the case may be) as a separate class, in each case as required in accordance with the DGCL and the Company’s Governing Documents, as obtained in writing or at a shareholders’ meeting where a quorum is present, called and convened in accordance with the Company’s Governing Documents, for the purposes of obtaining such vote.

“Required Plum Shareholder Approval” means the approval, at the Special Meeting where a quorum is present, (a) in the case of the Business Combination Proposal, by an ordinary resolution in accordance with the Governing Documents of Plum and applicable Laws requiring the affirmative vote of at least a simple majority of the votes cast by the holders of the issued Plum

Shares, voting together as a single class, present in person or represented by proxy at the Special Meeting (or any adjournment or postponement thereof) and entitled to vote on such matter, (b) in the case of the Merger Proposals, by a special resolution in accordance with the Governing Documents of Plum and applicable Laws requiring the affirmative vote of at least a two-thirds majority of the votes cast by the holders of the issued Plum Shares, voting together as a single class, present in person or represented by proxy at the Special Meeting (or any adjournment or postponement thereof) and entitled to vote on such matter, and (c) in the case of the Domestication Proposal and the Transaction Proposals, by a special resolution in accordance with the Governing Documents of Plum and applicable Laws requiring the affirmative vote of at least a two-thirds majority of the votes cast by the holders of the issued Plum Shares, voting together as a single class, present in person or represented by proxy at the Special Meeting (or any adjournment or postponement thereof) and entitled to vote on such matter.

“Restricted Company Shareholders” has the meaning specified in the Recitals hereto.

“Rollover Change of Control Transaction” means any Change of Control Transaction following which a Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than Plum or any of its Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in Plum or any of its Subsidiaries but less than one hundred percent (100%).

“Sanctioned Person” has the meaning specified in Section 4.09(b).

“Sanctions and Export Control Laws” means any Law in any part of the world applicable to the Company relating to (a) import and export controls, including the U.S. Export Administration Regulations, or (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations and Her Majesty’s Treasury of the United Kingdom, as well as the anti-boycott Laws administered by the U.S. Department of Commerce and the Internal Revenue Service.

“Schedules” means the Company Disclosure Schedules and/or the Plum Disclosure Schedules, as the context requires.

“SEC” means the United States Securities and Exchange Commission.

“Second Bridge Funding” means the issuance by the Company of Indebtedness in a principal amount of $4,000,000 for proceeds to the Company of $4,000,000, on terms that reasonably acceptable to the Company (it being agreed that terms equal to or more favorable to the Company than those identified in clause (i) of Schedule 1.01(e) shall be deemed to be reasonably acceptable to the Company).

“Second Earnout Achievement Date” has the meaning specified in Section 2.03(b).

“Second Effective Time” has the meaning specified in Section 2.01(c)(ii).

“Second Merger” has the meaning specified in the Recitals.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws and the rules and regulations promulgated thereunder.

“Security Incident” means any actual or, to the knowledge of the Company, alleged breach of security, phishing incident, ransomware or malware attack affecting the Company or affecting any IT Systems owned or controlled by the Company or, to the knowledge of the Company, other IT Systems or in which Personal Information or confidential information of the Company was or may have been accessed, disclosed, destroyed, processed, used or exfiltrated in an unauthorized manner (whether any of the foregoing was possessed or controlled by or on behalf of the Company).

“Signing Filing” has the meaning specified in Section 9.06(e).

“Signing Press Release” has the meaning specified in Section 9.06(e).

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” has the meaning specified in Section 9.03(b).

“Sponsor” has the meaning specified in the Recitals.

“Sponsor Designee” has the meaning specified in Section 9.01(b).

“Sponsor Letter Agreement” has the meaning specified in the Recitals.

“Stock Exchange” means NASDAQ or the NYSE, as applicable.

“Subsidiary” means, with respect to a Person, any corporation, exempted company or other organization (including a limited liability company, an exempted limited partnership or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests, having by their terms ordinary voting power to elect a majority of the board of directors or board of managers (as the case may be) or others performing similar functions with respect to such corporation, exempted company or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Corporation” has the meaning specified in the Recitals.

“Surviving Entity” has the meaning specified in the Recitals.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net Income Tax, alternative or add-on minimum tax, base erosion minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding, employer payroll tax or social security contributions) ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties and sales or use tax, or other tax or like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether as a primary obligor or as a secondary obligor as a result of being a transferee or successor of another Person or member of an affiliated, consolidated, unitary, combined or other group pursuant to Law or Contract.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, election, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Termination Date” has the meaning specified in Section 11.01(d).

“Third Bridge Funding” means the issuance by the Company of Indebtedness in a principal amount of $2,000,000, for proceeds to the Company of $2,000,000, on terms that are reasonably acceptable to the Company (it being agreed that terms equal to or more favorable to the Company than those identified in clause (i) of Schedule 1.01(e) shall be deemed to be reasonably acceptable to the Company).

“Third Earnout Achievement Date” has the meaning specified in Section 2.03(c).

“Trading Day” means any day on which shares of New Plum Common Shares are actually traded on the applicable Stock Exchange or any other principal securities exchange or securities market on which shares of New Plum Common Shares are then traded.

“Transaction Conditions” shall mean the conditions set forth in Article X of this Agreement.

“Transaction Consideration” means a number of newly issued Plum Shares equal to the result of (a) $600,000,000.00 divided by (b) $10.00.

“Transaction Documents” shall mean this Agreement, the Company Support Agreements, the Sponsor Letter Agreement, the Registration Rights Agreement, the Company Lock-Up Agreements and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Litigation” has the meaning specified in Section 9.08.

“Transaction Proposals” has the meaning specified in Section 9.03(b).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers, the Plum Shareholder Redemptions and the Domestication.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 6.06.

“Trust Agreement” has the meaning specified in Section 6.06.

“Trustee” has the meaning specified in Section 6.06.

“Unvested New Plum Common Shares” has the meaning specified in Section 2.03(e).

“Virus” means any Software code or other mechanism that (a) contains any “back door,” virus, malware, Trojan horse or similar device, (b) may disrupt, disable, erase or harm the operation of Software, or cause any Software to damage or corrupt any data, hardware, storage media, programs, equipment or communications, or (c) permits any Person to access any Software, data, hardware, storage media, programs, equipment or communications without authorization.

“VWAP” means volume-weighted average price.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“Warrant Agreement” that certain Warrant Agreement, dated as of March 18, 2021, by and between Plum and the Exchange Agent, as the warrant agent.

“Withholding Party” has the meaning specified in Section 2.04.

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s business, consistent with past practice.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) References to “$” or “dollar” or “US$” shall be references to United States dollars.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(i) The phrases “provided to,” “furnished to,” “made available to” and phrases of similar import when used herein, unless the context otherwise requires, mean that a copy of the information or material referred to has been provided no later than 8:00 p.m. (Pacific time) on the day prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such Party and its legal counsel via electronic mail.

Section 1.03 Knowledge. As used herein, the phrase “knowledge” shall mean the actual knowledge, after due inquiry, of (a) in the case of the Company, Robert Bagheri, David Pederson, Ramesh Singh, Dan Jacobsen, and Edward Lopez and (b) in the case of the Plum, Ursula Burns, Kanishka Roy, Mike Dinsdale, and James Lynfield.

Section 1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Capital Stock or Plum Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach of this Agreement by Plum with respect to its Plum Shares or rights to acquire Plum Shares, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Capital Stock or Plum Shares, as applicable, will be appropriately adjusted to provide to the holders of Company Capital Stock or Plum Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit any Party to take any action with respect to their respective securities or otherwise that is prohibited by the terms and conditions of this Agreement.

ARTICLE II

THE CLOSING TRANSACTIONS

Section 2.01 The Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur on the Closing Date in the order set forth in this Section 2.01:

(a) Domestication. On the Closing Date, prior to the First Effective Time, Plum shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Act, including by (i) filing with the Delaware Secretary of State a certificate of corporate domestication with respect to the Domestication, in form and substance reasonably acceptable to Plum and the Company, together with the Post-Closing Certificate of Incorporation, (ii) making all filings and payments required to be made with the Registrar of Companies in the Cayman Islands in connection with the Domestication and (iii) obtaining a certificate of de-registration from the Registrar of Companies in the Cayman Islands. In connection with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any holder of the issued Plum Shares, Plum shall cause (i) each Plum Class A Share and each Plum Class B Share that is issued and outstanding immediately prior to the Domestication to be converted automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Plum (collectively, the “New Plum Common Shares”), (ii) the Governing Documents of Plum to become the Post-Closing Certificate of Incorporation and the Post-Closing Bylaws, and (iii) Plum’s name to be changed to “Sakuu Holdings, Inc.” or such other name as mutually agreed to by Plum and the Company prior to obtaining approval of the holder of the issued Plum Shares and set forth in the Post-Closing Certificate of Incorporation. All references to Plum in this Agreement shall include Plum following the Domestication. Plum shall effect the Domestication in such a way that the representations and warranties of Plum set forth in Article VI remain true and correct, in compliance with all applicable Laws and in a matter so as to properly effectuate this Agreement and the Transaction. All filing fees, legal fees and other, costs and expenses for and in relation to the Domestication shall be borne solely by Plum.

(b) The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, as applicable:

(i) First Merger. At the First Effective Time, (a) Merger Sub I shall consummate the First Merger, pursuant to which Merger Sub I shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub I shall thereupon cease, and the Company shall be the Surviving Corporation, and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Plum.

(ii) Second Merger. At the Second Effective Time, (a) the Surviving Corporation shall consummate the Second Merger, pursuant to which the Surviving Corporation shall be merged with and into Merger Sub II, (b) the separate corporate existence of the Surviving Corporation shall thereupon cease, and Merger Sub II shall be the Surviving Entity, and (c) the Surviving Entity shall become a wholly-owned Subsidiary of Plum.

(iii) Plan of Merger. The Parties intend that this Agreement shall constitute a “plan of merger” for all purposes under the DGCL and DLLCA.

(c) Effective Time.

(i) First Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger in form and substance reasonably acceptable to Company and Plum, executed in accordance with the relevant provisions of the DGCL (the “Certificate of First Merger”). The First Merger shall become effective upon the filing of the Certificate of First Merger or at such later time as is agreed to by the Parties and specified in the Certificate of First Merger (the time at which the First Merger becomes effective is herein referred to as the “First Effective Time”).

(ii) Second Effective Time. Subject to the provisions of this Agreement, immediately following the First Effective Time, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger in form and substance reasonably acceptable to Company and Plum, executed in accordance with the relevant provisions of the DGCL and the DLLCA (the “Certificate of Second Merger” and, together with the Certificate of First Merger, the “Certificates of Merger”). The Second Merger shall become effective upon the filing of the Certificate of Second Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Second Merger (the time at which the Second Merger becomes effective is herein referred to as the “Second Effective Time”).

(d) Effect of the Mergers; Treatment of Equity Securities.

(i) Effect of the First Merger. At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the Certificate of First Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the assets, property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Corporation.

(ii) Effect of the First Merger on Company Capital Stock. At the First Effective Time, as a result of the First Merger and without any action on the part of Plum, Merger Sub I, the Company or the holders of any shares of capital stock of any of them:

(a) Cancellation of Certain Shares of Company Capital Stock. Each share of Company Capital Stock, if any, that, immediately prior to the First Effective Time, is (i) owned by Plum or Merger Sub I (or any other Subsidiary of Plum) or (ii) held by the Company as treasury stock, shall be automatically cancelled and retired without any conversion thereof and will cease to exist, and no consideration shall be paid with respect thereto.

(b) Conversion of Shares of Company Preferred Stock. Each share of Company Preferred Stock issued and outstanding immediately prior to the First Effective Time (other than any such shares of Company Preferred Stock cancelled pursuant to Section 2.01(d)(ii)(a) and any Dissenting Shares) shall, in accordance with the certificate of incorporation of the Company, be converted into the right to receive: (i) a number of New Plum Common Shares equal to the Exchange Ratio plus (ii) a number of New Plum Common Shares in accordance with, and subject to the contingencies, set forth in Section 2.03.

(c) Conversion of Shares of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than any such shares of Company Common Stock cancelled pursuant to Section 2.01(d)(ii)(a) and any Dissenting Shares) shall, in accordance with the certificate of incorporation of the Company, be converted into the right to receive: (i) a number of New Plum Common Shares equal to the Exchange Ratio plus (ii) a number of New Plum Common Shares in accordance with, and subject to the contingencies, set forth in Section 2.03.

(d) Conversion of Merger Sub I Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be converted into and become one newly issued, fully paid and nonassessable New Plum Common Share.

(e) No Further Ownership Rights in Company Capital Stock. All Transaction Consideration exchanged in respect of shares of Company Capital Stock hereunder, or upon the exercise of the appraisal rights described in Section 2.01(d)(vi), shall be deemed to have been exchanged in full satisfaction of all rights pertaining to such shares of Company Capital Stock and from and after the First Effective Time, there shall be no further registration of transfers of shares of Company Capital Stock on the stock transfer books of the Surviving Entity. If, after the First Effective Time, certificates formerly representing shares of Company Capital Stock (each, a “Certificate”) are presented to the Surviving Entity, subject to the terms and conditions set forth herein, they shall be cancelled and exchanged for the Transaction Consideration provided for, and in accordance with the procedures set forth, in Section 2.01(d).

(iii) Treatment of Company Options.

(a) Prior to the Closing, the board of directors of the Company (or, if appropriate, any committee thereof administering the Legacy Equity Incentive Plan) shall adopt such resolutions or take such other actions as may be required to adjust the terms of all Company Options as necessary to provide that, at the First Effective Time, each Company Option shall be converted into (A) an option to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option, the number of shares of New Plum Common Shares (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the First Effective Time by the Exchange Ratio, at an exercise price per share of New Plum Common Shares (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Company Common Stock of such Company Option as of immediately prior to the First Effective Time, divided by (y) the Exchange Ratio (each option to purchase a New Plum Common Share resulting from the conversion of such Company Option, a “Converted Stock Option”), and (B) except for Designated Pre-Closing Options, the right to receive a portion of the Earnout Consideration in accordance with and subject to the contingencies set forth in Section 2.03. Each Converted Stock Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option as of immediately prior to the First Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as the board of directors of Plum (or the compensation committee of the board of directors of Plum) may determine in good faith are appropriate to effectuate the administration of the Converted Stock Option. Such conversion shall occur in a manner intended to comply with (x) for any Converted Stock Option that is an Incentive Stock Option (as such term is defined in Section 422(b) of the Code), the requirements of Section 424 of the Code and (y) in each case, the requirements of Section 409A of the Code.

(b) At the First Effective Time, Plum shall assume all obligations of the Company under the Legacy Equity Incentive Plan, each Converted Stock Option and the agreements evidencing the grants thereof. As soon as practicable after the First Effective Time, Plum shall deliver to the holders of Converted Stock Options appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Stock Option shall continue in effect on substantially the same terms and conditions (subject to the adjustments required by this Section 2.01 after giving effect to the Mergers).

(iv) Assumption by Plum of Company Warrants. At the First Effective Time, by virtue of the First Merger and without any action of any Party or other Person (but subject to, in the case of Plum, Section 2.01(d)), each Company Warrant that is outstanding immediately prior to the First Effective Time shall cease to represent a right to acquire Company Capital Stock, shall be assumed by Plum and shall be cancelled in exchange for a warrant to acquire New Plum Common Shares (each a “Converted Warrant”) on the same contractual terms and conditions as were in effect with respect to Company Warrants immediately prior to the First Effective Time under the terms of the relevant agreements governing such Company Warrants, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as the board of directors of Plum may determine in good faith are appropriate to effectuate the administration of the Converted Warrants. Each Converted Warrant shall represent the right to acquire the number of New Plum Common Shares (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Capital Stock subject to such Company Warrant as of immediately prior to the First Effective Time by the Exchange Ratio, at an exercise price per share of New Plum Common Shares (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Company Capital Stock of such Company Warrant divided by (y) the Exchange Ratio (such number of New Plum Common Shares resulting from the conversion of all of the Converted Warrants, the “Converted Warrant Shares”).

(v) Converted Stock Option Shares and Converted Warrant Shares. From and after the First Effective Time, Plum shall (i) reserve for issuance a number of New Plum Common Shares equal to the Converted Stock Option and Converted Warrant Shares, and (ii) issue or cause to be issued the appropriate number of New Plum Common Shares upon the exercise of the Converted Stock Options and the appropriate number of Converted Warrant Shares upon the settlement of the Converted Warrants. If registration of the Converted Stock Options is required under the Securities Act, Plum shall use reasonable best efforts to prepare and file, as promptly as practicable after the date Plum is first allowed to filed a registration statement on Form S-8 announcing the Closing (or any such earlier date permitted by applicable Law), a registration statement on Form S-8 registering a number of Plum Shares necessary to fulfill Plum’s obligations under Section 2.01(d)(iii) and Section 2.01(d)(iv).

(vi) Treatment of Company Convertible Notes. At the First Effective Time, if not optionally converted by its holder immediately prior to the First Effective Time, the Company Convertible Notes will remain outstanding and convert into New Plum Common Shares in accordance with the terms of each such Company Convertible Note.

(vii) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.01(d), shares of Company Capital Stock issued and outstanding immediately prior to the First Effective Time (other than shares of Company Capital Stock cancelled in accordance with Section 2.01(d)(ii)(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised and perfected appraisal rights of such Company Capital Stock in accordance with Section 262 of the DGCL (such shares of Company Capital Stock being referred to collectively as the “Dissenting Shares”) shall not be converted into a right to receive a portion of the Transaction Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the First Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Dissenting Shares shall be treated as if they had been converted as of the First Effective Time into the right to receive the portion of the Transaction Consideration to which such holder is entitled pursuant to the applicable subsections of Section 2.01(d)(ii), without interest thereon, upon surrender of the Certificate or Certificates representing such Dissenting Shares in accordance with Section 3.02. The Company shall promptly provide Plum prompt written notice of any demands received by the Company for appraisal of shares of Company Capital Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the First Effective Time pursuant to the DGCL that relates to such demand, and Plum shall have the reasonable opportunity to participate in all negotiations and proceedings with respect to such demands; provided, that the Company shall not under any circumstance settle or agree to such demands without the prior written consent of Plum.

(viii) Effect of the Second Merger. At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Certificate of Second Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the assets, property, rights, privileges, immunities, powers and franchises of the Surviving Corporation and Merger Sub II shall vest in the Surviving Entity and all debts, liabilities and duties of the Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Entity.

(e) Governing Documents.

(i) At the First Effective Time, the Governing Documents of the Company shall be amended and restated to be in the forms of certificate of incorporation and bylaws to be mutually agreed by Plum and the Company prior to the Closing Date, which shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter duly amended in accordance with the terms thereof and applicable Law. The name of the Surviving Corporation set forth in the certificate of incorporation of the Surviving Corporation, as amended and restated, shall be “Sakuu, Inc.”.

(ii) At the Second Effective Time, the certificate of formation and the limited liability company agreement of Merger Sub II shall be the certificate of formation and the limited liability company agreement of the Surviving Entity, except that the name of the Surviving Entity shall be “Sakuu LLC” until thereafter changed or amended as provided therein or by applicable Law.

Section 2.02 Further Assurances. If, at any time after the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right and title to, and possession of, all assets, property, rights, privileges, powers and franchises of Plum and Merger Subs, Plum and Merger Subs will use commercially reasonable efforts to take, or cause to be taken, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.03 Earnout.

(a) If, at any time during the five (5) years following the Closing (the “Earnout Period”), the Plum Common Share Price is greater than or equal to $12.50 for any twenty (20) Trading Days within any thirty- (30-) Trading Day period (such time when the foregoing is first satisfied, the “First Earnout Achievement Date”), Plum shall, as additional consideration in the First Merger in respect of shares of Company Capital Stock, Company Options, Company Warrants and Company Convertible Notes (and without the need for additional consideration from any holder thereof), promptly issue to each Company Securityholder, a number of shares of New Plum Common Shares equal to the product of (i) such Company Securityholder’s Pro Rata Share multiplied by (ii) 2,000,000;

(b) If, at any time during the Earnout Period, the Plum Common Share Price is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty- (30-) Trading Day period (such time when the foregoing is first satisfied, the “Second Earnout Achievement Date”), Plum shall, as additional consideration in the First Merger in respect of shares of Company Capital Stock, Company Options, Company Warrants and Company Convertible Notes (and without the need for additional consideration from any holder thereof), promptly issue to each Company Securityholder, a number of shares of New Plum Common Shares equal to the product of (i) such Company Securityholder’s Pro Rata Share multiplied by (ii) 2,000,000; and

(c) If, at any time during the Earnout Period, the Plum Common Share Price is greater than or equal to $17.50 for any twenty (20) Trading Days within any thirty- (30-) Trading Day period (such time when the foregoing is first satisfied, the “Third Earnout Achievement Date”), Plum shall, as additional consideration in the First Merger in respect of shares of Company Capital Stock, Company Options, Company Warrants and Company Convertible Notes (and without the need for additional consideration from any holder thereof), promptly issue to each Company Securityholder, a number of shares of New Plum Common Shares equal to the product of (i) such Company Securityholder’s Pro Rata Share multiplied by (ii) 2,000,000.

(d) Notwithstanding the foregoing, no New Plum Common Shares shall be released to any Company Securityholder who is required to file notification pursuant to the HSR Act or under any applicable antitrust or other competition Laws of any non-U.S. jurisdictions (collectively, “Foreign Antitrust Laws”) until any applicable waiting period pursuant to the HSR Act or Foreign Antitrust Laws has expired or been terminated (provided that any such Company Securityholder has notified Plum of such required filing pursuant to the HSR Act or Foreign Antitrust Laws in connection therewith following reasonable advance notice from Plum of the reasonably anticipated issuance of New Plum Common Shares).

(e) If, on or before the last day of the Earnout Period, there is a Change of Control Transaction that will result in the holders of New Plum Common Shares receiving a per share price equal to or in excess of the applicable VWAP required in connection with any earnout triggered under this Section 2.03 (each an “Earnout Triggering Event”), then immediately prior to the consummation of such Change of Control Transaction: (a) any Earnout Triggering Event subject to the applicable price thresholds achieved or exceeded in connection with such Change of Control Transaction that has not previously occurred shall be deemed to have occurred and shall immediately vest and the Company Securityholder shall receive the same per share consideration (whether stock, cash or other property) in respect of such New Plum Common Shares as the holders of ordinary shares of Plum participating in such Change of Control Transaction; and (b) in the case of any Change of Control Transaction other than a Rollover Change of Control Transaction, Plum shall negotiate in good faith with the acquiror in such Change of Control Transaction, and use reasonable efforts to agree with the acquiror, the treatment of any Earnout Triggering Event subject to applicable price thresholds that are not achieved or exceeded in connection with such Change of Control Transaction that will not vest in connection with such Change of Control Transaction (“Unvested New Plum Common Shares”) such that any Unvested New Plum Common Share will continue to be entitled to the economic substance of the rights set forth in this Section 2.03. For the avoidance of doubt, any Unvested New Plum Common Shares that will not vest in connection with a Change of Control Transaction will continue as Unvested New Plum Common Shares on and subject to the terms of this Agreement and will not be forfeited or cancelled.

(f) Notwithstanding the foregoing or anything to the contrary herein, any Earnout Consideration issuable pursuant to this Section 2.03 to a Company Securityholder in respect of a Company Option (other than the Designated Pre-Closing Options) shall be earned by such Company Securityholder on the earlier of (a) the occurrence of the applicable Earnout Achievement Date, and (b) an applicable Earnout Triggering Event, but in each case only if such Company Securityholder continues to provide services (whether as an employee, director or individual independent contractor) to Plum or one of its Subsidiaries through such date. Any Earnout Consideration that is forfeited by a Company Securityholder in respect of a Company Option pursuant to this Section 2.03(f) shall be reallocated to the Company Securityholders who are Company Shareholders as of immediately prior to the First Effective Time.

(g) In the event of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares or any similar event (other than, for the avoidance of doubt, the Transactions) affecting the New Plum Common Shares after the date of this Agreement, the Earnout Triggering Events and the number of New Plum Common Shares to be issued by Plum shall be equitably adjusted to provide each Company Securityholder the same economic effect as contemplated by this Agreement prior to such event.

(h) Notwithstanding anything to the contrary in Section 2.01 or this Section 2.03, no amount shall be allocated or paid pursuant to Section 2.03 in respect of any Company Option except to the extent permissible under Treasury Regulation 1.409A- 3(i)(5)(iv)(A); provided, that no such amounts shall be allocated or paid in respect of any Company Option following the fifth (5th) anniversary of the Closing Date.

Section 2.04 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Parties and the Surviving Entity and their respective Affiliates, and any applicable withholding agent (each, a “Withholding Party”) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided that if any Withholding Party determines that any amounts payable pursuant to this Agreement is subject to deduction and/or withholding (other than any withholding required in respect of compensatory amounts), then such Withholding Party shall (a) provide notice to such Person as soon as reasonably practicable after such determination and (b) cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

ARTICLE III

CLOSING

Section 3.01 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 10:00 a.m. (New York time) on the third Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the Transaction Conditions (other than any Transaction Conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such Transaction Conditions); provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing or (b) at such other place, time or date as the Parties may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 3.02 Surrender and Payment.

(a) Exchange Fund. On the Closing Date, Plum shall deposit, or shall cause to be deposited, with Exchange Agent for the benefit of the Company Shareholders, for exchange in accordance with Section 2.01(d)(ii), the number of shares of New Plum Common Shares sufficient to deliver the aggregate Transaction Consideration payable pursuant to this Agreement (such New Plum Common Shares, the “Exchange Fund”). Plum shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Transaction Consideration out of the Exchange Fund in accordance with the Allocation Schedule and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose other than as contemplated by this Agreement.

(b) Exchange Procedures. As soon as practicable following the First Effective Time, and in any event within two (2) Business Days following the First Effective Time (but in no event prior to the First Effective Time), Plum shall cause the Exchange Agent to deliver to each Company Shareholder, as of immediately prior to the First Effective Time, represented by certificate or book-entry, a letter of transmittal and instructions for use in exchanging such Company Shareholder’s shares of Company Capital Stock for such Company Shareholder’s applicable portion of the Transaction Consideration from the Exchange Fund, and which shall be in form and contain provisions which the Company shall specify and which are reasonably acceptable to Plum (a “Letter of Transmittal”), and promptly following receipt of a Company Shareholder’s properly executed Letter of Transmittal, deliver such Company Shareholder’s applicable portion of the Transaction Consideration to such Company Shareholder.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund relating to the Transaction Consideration that remains undistributed to the Company Shareholders for two (2) years after the First Effective Time shall be delivered to Plum, upon demand, and any Company Shareholders who have not theretofore complied with this Section 3.02 shall thereafter look only to Plum for their portion of the Transaction Consideration. Any portion of the Exchange Fund remaining unclaimed by Company Shareholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Plum free and clear of any claims or interest of any person previously entitled thereto.

Section 3.03 Allocation Schedule.

(a) At least thirty (30) Business Days prior to the Closing Date, the Company shall deliver to Plum a draft allocation schedule (the “Draft Allocation Schedule”) setting forth as of the First Effective Time:

(i) the number of shares of Company Capital Stock held by the Company Shareholders (including Company Common Stock resulting from the conversion of the Company Preferred Stock and other convertible Equity Securities of the Company (other than Company Common Stock) after giving effect to such conversions) immediately prior to the First Effective Time;

(ii) the number of shares of Company Common Stock subject to Company Warrants held by the Company Warrantholders immediately prior to the First Effective Time, and the aggregate exercise price applicable to such Company Warrants;

(iii) the number of shares of Company Common Stock subject to Company Options held by the Company Optionholders immediately prior to the First Effective Time, the exercise price of each such Company Options, and vesting arrangements with respect to each such Company Option (including the vesting schedule, vesting status and the vesting commencement date);

(iv) the number of shares of Company Common Stock subject to Company Convertible Notes held by the Company Convertible Noteholders immediately prior to the First Effective Time;

(v) the Aggregate Exercise Price;

(vi) the Fully Diluted Company Capitalization;

(vii) (A) the Exchange Ratio and (B) the portion of the Transaction Consideration (specifying the number of New Plum Common Shares) allocated to each share of Company Common Stock pursuant to Section 2.01(a) (after giving effect to the conversion of the Company Preferred Stock and Equity Securities of the Company (other than Company Capital Stock into Company Common Stock)) based on the Exchange Ratio, including reasonably detailed calculations with respect to the components and subcomponents thereof (including any exchange (or similar) ratio on which such calculations are based);

(viii) for each Company Securityholder, its Pro Rata Share;

(ix) for each Converted Stock Option, the exercise price therefore, the number of New Plum Common Shares subject to such Converted Stock Option and the extent to which such Converted Stock Option is vested or unvested; and

(x) a certification, duly executed by an authorized officer of the Company, that the information and calculations delivered pursuant to clauses (i) through (viii) of this Section 3.03(a) are, and, as of immediately prior to the First Effective Time, will be (A) true and correct in all respects and (B) prepared in accordance with the applicable provisions of this Agreement, the Governing Documents of the Company, the Company Shareholder Agreements, and applicable Laws. The Company will review any reasonable comments to the Draft Allocation Schedule provided by Plum or any of its Representatives that are consistent with this Agreement and, based on the Company’s good faith assessment, are warranted or appropriate, incorporate any reasonable comments proposed by Plum or any of its Representatives and, not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to Plum the final allocation schedule (the “Allocation Schedule”) setting forth as of the First Effective Time the information and calculations required pursuant to clauses (i) through (viii) of this Section 3.03(a).

(b) Notwithstanding the foregoing or anything to the contrary herein, (i) the aggregate number of New Plum Common Shares that each Company Securityholder will have a right to receive under this Agreement will be rounded down to the nearest whole share, (ii) in no event shall the aggregate number of New Plum Common Shares set forth on the Allocation Schedule that are allocated in respect of the Equity Securities of the Company (or, for the avoidance of doubt, the Company Securityholders), exceed the Transaction Consideration, (iii) Plum, the Surviving Entity and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the Transaction Consideration to the Company Securityholder under this Agreement and (iv) upon delivery, payment and issuance of the Transaction Consideration on the Closing Date to the Exchange Agent, Plum and its respective Affiliates shall be deemed to have satisfied all obligations with respect to the payment of consideration under this Agreement (including with respect to the Transaction Consideration), and none of them shall have (A) any further obligations to the Company or any other Person with respect to the payment of any consideration under this Agreement (including with respect to the Transaction Consideration), or (B) any Liability with respect to the allocation of the consideration under this Agreement, and the Company and the Company Securityholder hereby irrevocably waive and release Plum and its Affiliates (and, on and after the Closing, the Company and its Affiliates) from any and all claims arising out of or resulting from or related to such Allocation Schedule and the allocation of the Transaction Consideration, as the case may be, among each Company Securityholder as set forth in such Allocation Schedule.

Section 3.04 Closing Statements. At least ten (10) Business Days prior to the Closing Date, the Company shall deliver to Plum a statement (the “Company Closing Statement”) setting forth the Company Transaction Expenses (including a breakdown by Person of amounts owed by the Company). Two (2) Business Days prior to the Special Meeting and, in any event, not earlier than the time that the holders of Plum Class A Shares may no longer elect to redeem their Plum Class A Shares in accordance with the Plum Shareholder Redemption, Plum shall deliver to the Company a statement (the “Plum Closing Statement”) setting forth: (a) the aggregate amount of cash in the Trust Account (prior to giving effect to the Plum Shareholder Redemption), (b) the aggregate amount of all payments required to be made in connection with the Plum Shareholder Redemption, (c) the Plum Transaction Expenses (including a breakdown by Person of amounts owed by Plum), (d) the number of Plum Shares to be outstanding as of immediately prior to the First Effective Time after giving effect to the Plum Shareholder Redemption, and (e) the number of Plum Class A Shares that may be issued upon the exercise of all Plum Warrants issued and outstanding as of immediately prior to the First Effective Time and the exercise prices therefor. From and after the delivery of the Company Closing Statement or the Plum Closing Statement, as the case may be, until the Closing Date, each of the Company and Plum shall (i) provide the other Parties and their Representatives with reasonable access to information reasonably requested by Plum or the Company or any of their respective Representatives in connection with the review of the Company Closing Statement or the Plum Closing Statement, as the case may be, (ii) consider in good faith any comments to the Company Closing Statement or the Plum Closing Statement, as the case may be, provided by any other Party at least three (3) Business Days prior to the Closing Date and (iii) revise the Company Closing Statement as needed to reflect any reasonable comments that are consistent with this Agreement and, based on the Company’s good faith assessment, are warranted or appropriate and deliver such revised Company Closing Statement or Plum Closing Statement, as the case may be, to any other Party prior to the Closing Date reflecting any such changes.

Section 3.05 Adjustment. The Transaction Consideration and Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of New Plum Common Shares occurring prior to the date the shares comprising the Transaction Consideration are issued.

Section 3.06 No Fractional Shares. No fractional shares of New Plum Common Shares, or certificates or scrip representing fractional shares of New Plum Common Shares, will be issued upon the conversion of the Company Capital Stock pursuant to the First Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Plum. Any holder of a share of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of a New Plum Common Shares (after aggregating all fractional shares New Plum Common Shares issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by $10.00.

Section 3.07 Lost or Destroyed Certificates. Notwithstanding the foregoing, if any Certificate, shall have been lost, stolen or destroyed, then upon the making of a customary affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in a form reasonably acceptable to the Company, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the portion of the Transaction Consideration to be paid in respect of the shares of Company Capital Stock formerly represented by such Certificate(s) as contemplated under this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Except as set forth in the Company Disclosure Schedules (but subject to the terms of Section 12.07), the Company hereby represents and warrants to Plum, in each case, as of the date of this Agreement and as of the Closing Date, as follows:

Section 4.01 Corporate Organization. The Company has been duly formed and is validly existing under the laws of Delaware. The Company has the requisite corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to be, individually or in the aggregate, material to the Company. The copies of the Company’s Governing Documents and the Company Shareholder Agreements as in effect on the date hereof previously made available by the Company to Plum are true, correct and complete, are in full force and effect and have not been amended. The Company is duly licensed or qualified as a foreign entity in each jurisdiction in which the ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 4.02 Subsidiaries. The Company has no Subsidiaries.

Section 4.03 Due Authorization. The Company has the requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which the Company is a party and to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Required Company Shareholders’ Consent, the execution, delivery and performance of this Agreement, the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement has been, and each other Transaction Document to which the Company is a party (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid power and authority of, and due and valid execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Document to which the Company is a party (when executed and delivered by the Company) will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 4.04 Consents and Requisite Governmental Approvals; No Violations.

(a) Assuming the truth and completeness of the representations and warranties of Plum and Merger Subs contained in this Agreement and the other Transaction Documents to which each is a party, no action by, notice, consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, except for (i) any compliance with and filings set forth on Section 4.04(a) of the Company Disclosure Schedules, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of the Stock Exchange to permit New Plum Common Shares to be issued in accordance with this Agreement to be listed on the Stock Exchange, (iv) the Required Company Shareholder’s Consent or (v) any actions, notices, consents, approvals, waiver or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(b) Neither the execution or delivery by the Company of this Agreement or any other Transaction Document to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of the Company, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which the Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Governmental Order or applicable Law to which the Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of the Company, except, in the case of any of clauses (ii) through (iv) above, as would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 4.05 Capitalization.

(a) Section 4.05 of the Company Disclosure Schedules sets forth, as of the date of this Agreement, and the Allocation Schedule will set forth, as of immediately prior to the First Effective Time, a true and complete statement of the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding. All of the Equity Securities of the Company (A) were not issued in violation of the Governing Documents of the Company, the Company Shareholder Agreements or any other Contract to which the Company is party or bound, (B) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (C) have been offered, sold and issued in compliance with applicable Law, including Securities Laws and (D) are free and clear of all Liens (other than (i) Liens that would not delay, impair or prohibit the ability of any such Equity Securities participating in the Mergers or (ii) transfer restrictions under applicable Securities Laws or under the Company Shareholder Agreements). The Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities.

(b) Section 4.05(b) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments.

(c) Section 4.05(c) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Company as of December 31, 2022, including the principal amount of such Indebtedness, the outstanding balance as of such date, and the debtor and the creditor thereof.

Section 4.06 Financial Statements.

(a) The Company made available to Plum true, correct and complete copies of (i) the unaudited consolidated balance sheets of the Company as of December 31, 2021 and December 31, 2020 and the related unaudited consolidated statements of income and cash flows of the Company for the years then ended, and (ii) the unaudited consolidated balance sheet of the Company as of June 30, 2022 (the “Most Recent Balance Sheet”) and the related unaudited consolidated statements of income and cash flows of the Company for the nine-month periods then ended (collectively, the “Financial Statements” and, each of which are attached to Section 4.06 of the Company Disclosure Schedules). Each of the Financial Statements (including the notes thereto) (x) was prepared on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (y) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein.

(b) Each of the financial statements or similar reports of the Company required to be included in the Registration Statement/Proxy Statement or any other filings to be made by the Company with the SEC in connection with the Transactions (the financial statements described in this sentence, which the Parties acknowledge shall, with respect to historical financial statements, solely consist of the audited financial statements as of and for the years ended December 31, 2020, 2021 and 2022 and any interim unaudited financial statements required by applicable Securities Laws (including the Most Recent Balance Sheet and the related unaudited consolidated statements of income and cash flows of the Company for the nine-month period then ended), collectively, the “Closing Company Financial Statements”) when delivered following the date of this Agreement in accordance with Section 7.04, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which is expected to be, individually or in the aggregate, material) and the absence of notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations, stockholders’ deficit and cash flows of the Company as at the date thereof and for the period indicated therein (subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which is expected to be, individually or in the aggregate, material)), (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”) and will contain an unqualified report of the Company’s auditors and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date of such delivery (including Regulation S-X or Regulation S-K, as applicable).

(c) The Company has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s assets. The Company maintains and, for all periods covered by the Financial Statements and the Closing Company Financial Statements, have maintained books and records of the Company in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Company in all material respects.

(d) Since January 1, 2021, the Company has not received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) a “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 4.07 Undisclosed Liabilities. Other than (a) Liabilities reflected or reserved for on the Most Recent Balance Sheet, (b) Liabilities incurred in the ordinary course of business since the date of the Most Recent Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, misappropriation or violation of Law other than any Liabilities covered by clauses (c) or (d) of this Section 4.07), (c) Liabilities for Company Transaction Expenses, (d) as set forth in Section 4.07 of the Company Disclosure Schedules, and (e) Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company, the Company does not have any Liabilities.

Section 4.08 Litigation. There is (and since January 1, 2021 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving (a) the Company, (b) any of the Company’s material assets or properties, (c) any of the Company’s managers, officers or directors or, to the Company’s knowledge, any of the Company’s employees (in each case, in their capacities as such) (in the case of each of clauses (a) through (c), seeking material nonmonetary relief or involving an amount in controversy that would reasonably be expected to be, individually or in the aggregate, material to the Company) or (d) any of the foregoing in such capacity in a criminal Proceeding. Neither the Company nor any of its properties or assets are subject to any outstanding Governmental Order that would reasonably be expected to be, individually or in the aggregate, material to the Company. As of the date of this Agreement, there are (and since January 1, 2021 there have been) no material Proceeding by the Company pending against any other Person.

Section 4.09 Compliance with Laws.

(a) The Company (i) conducts (and since January 1, 2021 has conducted) its business in accordance with all Laws and Governmental Orders applicable to the Company and is not in violation of any such Law or Governmental Order and (ii) has not received any written communications or, to the Company’s knowledge, any other communications from a Governmental Authority that alleges that the Company is not in compliance with any such Law or Governmental Order, except, in each case of clauses (i) and (ii), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(b) (i) Neither the Company nor, to the knowledge of the Company, any of its Representatives acting on its behalf, have taken, directly or indirectly, any act in furtherance of an offer, payment, promise to pay, authorization, ratification, solicitation, or acceptance of the payment, directly or indirectly, of any gift, money, payment, contribution or anything of value to or from any Person to secure any improper advantage or to obtain or retain business, or that would otherwise cause the Company to be in violation of Anti-Corruption Laws, (ii) the Company has not been subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, and (iii) the Company has not made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Sanctions and Export Control Law, except, in each case of clauses (i), (ii) and (iii), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company has in place policies and procedures designed to ensure compliance with Anti-Corruption Laws and Sanctions and Export Control Laws. Neither the Company nor, to the knowledge of the Company, any of its Representatives acting on its behalf are or at any time since January 1, 2019 have been, (A) (1) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Authority; (2) located, organized or resident in a country or territory (or government thereof) which is itself the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria); (3) an entity fifty percent (50%) or greater owned, directly or indirectly, by one or more Persons described in clause (1) or (2) (each such Person in clause (1), (2) or (3), a “Sanctioned Person”); or (4) otherwise in violation of any applicable Sanctions and Export Control Laws; or (B) has violated any applicable Laws relating to economic sanctions since January 1, 2019 except, in each case of clauses (A) and (B), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. Since January 1, 2021, the Company has not received any written notice of any violations of applicable Laws, Governmental Orders or licenses, approvals, consents, registrations, franchises or permits (the “Permits”) held by the Company except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 4.10 Material Contracts.

(a) Section 4.10(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which the Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 4.10(a) of the Company Disclosure Schedules, together with each Contract entered into after the date of this Agreement that would be required to be set forth on Section 4.10(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”). True, complete and correct copies of the Material Contracts have been made available to Plum.

(i) each of the ten (10) largest Contracts (determined based on aggregate annual consideration received by the Company thereunder) of the Company for the calendar year ended December 31, 2021;

(ii) any Contract relating to Indebtedness for borrowed money of the Company or to the placing of a Lien (other than a Permitted Lien) on any material assets or properties of the Company, in each case, in the aggregate that are valued at $250,000 or greater;

(iii) any Contract for the disposition of any portion of the assets or business of the Company or for the acquisition by the Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which the Company has any continuing obligation with respect to an “earnout,” contingent purchase price or other contingent or deferred payment obligation;

(iv) any Contract under which the Company is a lessee of or hold or operate, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(v) any Contract under which the Company is a lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(vi) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value in excess of $250,000, other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(vii) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by the Company in an amount in excess of (A) $250,000 annually or (B) $2,500,000 over the term of the agreement;

(viii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company to engage or compete in any line of business or with any Person or in any area that would so limit or purport to limit, in any material respect, the operations of Plum or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions in favor of the Company’s counterparty to such Contract, (C) contains “take or pay” requirements or other similar provisions obligating the Company to provide the quantity of goods or services required by another Person, or (D) contains any other provisions restricting or purporting to restrict the ability of the Company to sell, manufacture, develop, commercialize, directly or indirectly through third parties, or to solicit any potential employee or customer, except in the case of each of the foregoing clauses (A), (B), (C) and (D), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company (or Plum and its Affiliates, taken as a whole, after the Closing);

(ix) any Contract that (A) relates to (1) the licensing of, or grant of other rights under, any material Intellectual Property to or from the Company, or (2) the ownership, development or use of any material Intellectual Property, or (B) affects the Company’s ability to use, enforce or disclose any material Intellectual Property in connection with the resolution of any claim or dispute related to Intellectual Property, the case of each of the foregoing clauses (A) and (B), excluding (v) nonexclusive end-user licenses for unmodified, commercially available, off-the-shelf Software with an aggregate fee of less than $250,000, (w) nonexclusive licenses granted by the Company to customers or suppliers in the ordinary course of business, (x) licenses to open source software, (y) non-disclosure and confidentiality agreements entered into by the Company in the ordinary course of business, and (z) agreements with employees, independent contractors or consultants that are substantially on the Company’s standard form of proprietary information and invention assignment agreement or consultant agreement (copies which have been made available to Plum);

(x) any Contract requiring the Company to guarantee the Liabilities of any Person (other than the Company) or pursuant to which any Person (other than the Company) has guaranteed the Liabilities of the Company, in each case in excess of $250,000;

(xi) any Contract under which the Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person outside of the ordinary course of business or, individually or in the aggregate, in an amount in excess of $250,000 or made any capital contribution to, or other investment in, any Person;

(xii) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments in excess of $250,000 in the aggregate after the date of this Agreement, (B) with a Governmental Authority or (C) that imposes or is reasonably likely to impose, at any time in the future, any material nonmonetary obligations on the Company (or Plum and its Affiliates, taken as a whole, after the Closing);

(xiii) any Contract with any founder or managing director of the Company, or any executive or individual employee or service provider of the Company with annual base compensation in excess of $250,000 that provides for any change in control benefits or severance, or similar payments in excess of that required by applicable Law;

(xiv) any Lease involving annual lease payments in excess of $250,000;

(xv) any (A) material advertising, agency, original equipment manufacturer, dealer, distributors, joint marketing, joint development, research and development or other similar Contract, and (B) any Contract establishing any joint venture, profit-sharing, partnership, co-promotion, commercialization, strategic alliance or other similar collaboration that is material to the business of the Company (other than joint ventures, profit-sharing, partnerships, co-promotion, commercialization, strategic alliances, and other similar collaborations which are not material to the business of the Company);

(xvi) any other Contract the performance of which requires either (A) annual payments to or from the Company in excess of $250,000 or (B) aggregate payments to or from the Company in excess of $2,500,000 over the term of the agreement and, in each case, that is not terminable by the Company without penalty upon less than ninety (90) days’ prior written notice; and

(xvii) any collective bargaining agreement or other Contract with any labor union, works council or labor organization (each, a “Labor Agreement”).

(b) Except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company, each Material Contract is (i) in full force and effect and (ii) a legal, valid and binding obligation of the Company, enforceable in accordance with its terms against the Company and, to the knowledge of the Company, the other parties thereto, in each case, subject to the Enforceability Exceptions. Except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company, there is no material breach or default by the Company or, to the knowledge of the Company, any third party under any Material Contract, and, to the knowledge of the Company, (A) no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof, by any party to such Material Contract, and (B) no party to a Material Contract has claimed a force majeure (or similar excuse in performance due to COVID-19) with respect thereto. Except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company, since January 1, 2021 through the date of this Agreement, the Company has not received notice of (i) any breach or default under any Material Contract or (ii) the intention of any third party under any Material Contract to cancel, terminate or modify the terms of any such Material Contract, or accelerate the obligations of the Company thereunder.

Section 4.11 Company Benefit Plans.

(a) Section 4.11 of the Company Disclosure Schedules sets forth a true, correct and complete list of each material Company Benefit Plan (provided that to the extent such Company Benefit Plans do not materially deviate from a standard form, such standard form may be listed thereon). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, each Company Benefit Plan has been established, maintained, funded and administered in accordance with its terms and all applicable Laws. Each Company Benefit Plan that was or is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Company Benefit Plan. No Company Benefit Plan is and the Company has no Liability under or with respect to any “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject thereto), any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any plan that is or was subject to Section 412 of the Code or Title IV of ERISA, any “multiple employer plan” (as defined in Section 210 of ERISA or Section 413(c) of the Code), or any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA or a plan, program, policy, agreement or arrangement that provides post-termination or post-ownership welfare benefits, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other applicable Law and at the sole expense of such participant or the participant’s beneficiary. The Company has no material Liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code or on account of at any time being considered a single employer under Section 414 of the Code with any other Person. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, all contributions and premiums required to be made with respect to the Company Benefit Plans on or before the date hereof have been timely made and all such amounts for any period ending on or before the Closing Date that are not yet due have been made or properly and sufficiently accrued for in the respective Financial Statements.

(b) No material claim or Proceeding with respect to any Company Benefit Plan (other than routine claims for benefits or domestic relations order) is pending or, to the Company’s knowledge, threatened. There has been no non-exempt prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan where any material liability remains outstanding.

(c) With respect to each material Company Benefit Plan, the Company has provided Plum copies of (to the extent applicable): (i) the current plan and trust documents (and all amendments thereto); (ii) the most recent summary plan description provided to participants (and all summaries of material modifications); (iii) the most recent Form 5500 annual report (and all schedules and attachments thereto); (iv) all related insurance contracts or other funding arrangements; (v) the most recent determination, advisory or opinion letter received from the Internal Revenue Service; and (vi) all non-routine and material correspondence with any Governmental Authority.

(d) With respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (a “Foreign Plan”): (i) all material employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been timely made or, if applicable, accrued in accordance with normal accounting practices; (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities; and (iii) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA). All contributions required to have been made by the Company with respect to a plan maintained by a Governmental Authority have been timely made.

(e) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions would (whether alone or in connection with any subsequent event) (i) result in the acceleration or creation of any rights of any Person to payments or benefits or increases in any payments or benefits under any Company Benefit Plan or otherwise, (ii) result in the acceleration of the time of payment, funding or vesting, or forfeiture, of any compensation or benefits to any Person under any Company Benefit Plan or otherwise or (iii) result in severance pay or any increase in severance pay upon any termination of employment.

(f) Except for tax equalization agreements set forth on Section 4.11 of the Company Disclosure Schedules, the Company does not maintain any obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A, 457A or 4999 of the Code or otherwise.

(g) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code or Section 457A of the Code has been established, documented, operated and maintained in compliance with Section 409A of the Code or Section 457A of the Code, in all material respects, and all applicable regulations and notices issued thereunder.

(h) No payment, amount or benefit that would be, or has been, received by or provided to (whether in cash or property or the vesting of cash or property or the cancellation of indebtedness) any current or former employee, officer, shareholder, director or other individual service provider of the Company or any of its Affiliates as a result of the execution and delivery of this Agreement or the consummation of the Transactions (whether alone or in connection with any subsequent event) would, separately or in the aggregate, reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

Section 4.12 Labor Matters.

(a) The Company is not a party to (including through membership in an employer’s association), or bound by (including for the avoidance of doubt being bound by any Governmental Order), any Labor Agreement, nor is there any duty or obligation on the part of the Company to consult or bargain with, receive consent from or notify any labor union, works council, labor organization or other employee representative, which is representing any employee of the Company in connection with the Transactions, prior to the execution of this Agreement. To the knowledge of the Company, none of the Company’s employees are represented by any labor union, works council or labor organization with respect to their employment with the Company. To the knowledge of the Company, there are, and in the past three (3) years, there have been no pending or threatened activities or proceedings by any labor union, works council or other labor organization to organize any of the Company’s employees. There is, and in the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened unfair labor practices charge, material labor dispute, material labor grievance, material labor arbitration, strike, slowdown, lockout, material concerted refusal to work overtime, or organized labor work stoppage against or affecting the Company. There are no pre-signing notice, consent, information, consultation or bargaining obligations owed to any employee or employee representative, including any works council or other labor organization, or labor authority, under applicable Law, Labor Agreements or other Contracts, in connection with the execution of this Agreement or the consummation of the Transactions.

(b) The Company is, and in the past three (3) years has been, in compliance in all material respects with all applicable Laws regarding labor, employment and employment practices, including all applicable Laws respecting terms and conditions of employment, health and safety, exempt and nonexempt employee and independent contractor classification, discrimination, harassment, retaliation, whistleblowing, wages and hours, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act or comparable local Laws), COVID-19, short-time work or furlough, affirmative action, workers’ compensation, labor relations, employee leave issues, employee trainings and notices, and unemployment insurance.

(c) Except as would not result in material Liability for the Company: (i) the Company has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Law, Contract or policy; and (ii) each individual, who is providing or, within the past three (3) years, has provided services to the Company as an independent contractor, consultant, leased employee, or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, since January 1, 2021, there have been no employment harassment allegations (including sexual harassment allegations) or employment discrimination allegations raised, brought, settled, or, to the Company’s knowledge, threatened relating to any officer, director, executive or supervisory employee of the Company other than any such allegations which have been investigated and with respect to which the Company (i) concluded there was no unlawful action or (ii) took prompt corrective action reasonably calculated to prevent further improper conduct. The Company does not reasonably expect any material liabilities with respect to any such allegations, and are not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Company, that, if known to the public, would bring the Company into material disrepute.

(e) No employee layoff, facility closure or shutdown, material reduction-in-force, furlough, short-time work, temporary layoff, material work schedule change or reduction in hours, or material reduction in salary or wages, or other material workforce changes affecting employees or independent contractors of the Company has occurred since January 1, 2022 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19. The Company has not otherwise experienced any material employment-related liability with respect to COVID-19.

(f) To the knowledge of the Company, no executive or employee with an annual base compensation of more than $250,000 of the Company has provided notice to terminate his or her employment prior to the one (1)-year anniversary of the Closing. To the knowledge of the Company, no current or former employee or independent contractor of the Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation owed to: (i) the Company; or (ii) any third party with respect to such person’s right to be employed or engaged by the Company.

Section 4.13 Taxes.

(a) All income and other material Tax Returns required by Law to be filed by the Company have been filed, and all such Tax Returns are true, correct and complete in all material respects.

(b) All income and other material amounts of Taxes due and owing by the Company have been paid, other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP.

(c) The Company has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority; and (iii) complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d) The Company is not engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. The Company has not received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved. No written claim has been made through the date hereof by any Governmental Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company and no written request for any such waiver or extension is currently pending.

(e) Neither the Company nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Income Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) since the Company’s incorporation.

(f) The Company has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). The Company has not conducted any tax avoidance transactions particularly designed to avoid or circumvent the tax treatment intended by applicable law, including any transactions leading to notifications of cross-border arrangements involving the Company as relevant tax payer under the EU Council Directive 2011/16 (as amended by EU Council Directive 2018/822 and EU Council Directive 2020/876), other than notifications in connection with the Mergers.

(g) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) any “closing agreement” with respect to Taxes with a Governmental Authority executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; or (iv) deferred revenue or prepaid amount received outside the ordinary course of business on or prior to the Closing.

(h) There are no Liens with respect to material Taxes on any of the assets of the Company, other than Permitted Liens.

(i) The Company has no material liability for the Taxes of any Person (other than the Company) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case of clause (i), (ii) and (iii), for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(j) The Company is not a party to, or bound by, or has any material obligation to any Governmental Authority or other Person (other than the Company) under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes) that would reasonably be expected to give rise to a payment obligation after the Closing.

(k) To the knowledge of the Company, the Company is not expected to become a “passive foreign investment company” within the meaning of Section 1297 of the Code immediately prior to the Closing Date applying such tests assuming the taxable year of the Company ends at the end of the day immediately prior to the Closing Date.

(l) The Company is not considered a Tax resident in any jurisdiction outside its country of formation.

(m) The Company has not or is not reasonably expected to have any material liability under Section 482 of the Code (or any similar provision of state, local or foreign Law).

(n) The Company has not taken or agreed to take any action not contemplated by this Agreement and/or any other Transaction Document that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 4.14 Insurance. Section 4.14 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, cyber, casualty and other forms of insurance owned or held by the Company as of the date of this Agreement (excluding any Company Benefit Plans). All such policies are in full force and effect as of the date of this Agreement, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies set forth on Section 4.14 of the Company Disclosure Schedules have been made available to Plum. As of the date of this Agreement, no claim by the Company is pending under any such policies as to which coverage has been denied by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 4.15 Permits. Other than as set forth in Section 4.15 of the Company Disclosure Schedules, the Company holds all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. Except as is not and would not reasonably be expected to be material to the Company, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Company. The Company is, and January 1, 2021, in compliance with the terms of all the Material Permits except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. To the Company’s knowledge, no event, circumstance, or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of the Company to be in compliance in all material respects with the terms of the Material Permits.

Section 4.16 Property.

(a) Owned Real Property. Section 4.16(a) of the Company Disclosure Schedules sets forth a true, complete and correct list (including the address) of all real property owned by the Company (the “Owned Real Property”). The Company has good and marketable indefeasible fee title to the Owned Real Property free and clear of any Liens (other than Permitted Liens). The Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. The Company is not party to any agreement or option to purchase any real property or interest therein.

(b) Leased Real Property. Section 4.16(b) of the Company Disclosure Schedules lists, as of the date of this Agreement, the address of each Leased Real Property (other than temporary construction site offices relating to individual projects) in respect of which the Company is required to pay $250,000 or more annually in rent (the “Material Leased Real Property”). The Company has made available to Plum true, correct and complete copies of the Contracts (including all modifications, amendments, guarantees, supplements, waivers, extensions, renewals, side letters and other agreements with respect thereto) pursuant to which the Company uses or occupies (or has been granted an option to use or occupy) the Material Leased Real Property or is otherwise a party with respect to the Material Leased Real Property (the “Leases”). Each Lease is in full force and effect and is a valid, legal and binding obligation of the Company, enforceable in accordance with its terms against the Company and, to the Company’s knowledge, each other party thereto, subject, in each case, to the Enforceability Exceptions. The Company has a valid and subsisting leasehold estate in, and enjoys peaceful and materially undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. The Company has nor subleased, licensed, or otherwise contractually granted to any Person the right to use or occupy any Leased Real Property or any portion thereof. To the Company’s knowledge, the Company is not in material breach or default under any Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default under any Lease or would permit the termination of by any party to any Lease. The Leased Real Property identified in Section 4.16(b) of the Company Disclosure Schedules, together with the Owned Real Property, comprises all of the real property used in the business of the Company as contemplated as of the date of this Agreement. The Company has not assigned, transferred, conveyed, mortgaged, deed in trust, encumbered, or collaterally assigned or granted any other security interest in any Lease or any interest therein.

(c) Personal Property. The Company owns and has good marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material (i) equipment, tangible personal property and tangible assets of the Company and (ii) assets and properties of the Company, in each case of clauses (i) and (ii), free and clear of all Liens (other than Permitted Liens) and as reflected in the Financial Statements or thereafter acquired by the Company, except for assets disposed of in the ordinary course of business.

(d) Assets; Sufficiency. The tangible assets and properties of the Company are in good operating condition in all material respects (normal wear and tear excepted) and are fit, in all material respects, for use in the ordinary course of business, and no material uninsurable damage has, since the date of the Most Recent Balance Sheet, occurred with respect to such assets and properties. Immediately after the First Effective Time, the assets (which, for the avoidance of doubt, shall include any assets held pursuant to valid leasehold interest, license or other similar interests or right to use any assets) of the Company will constitute all of the assets necessary to conduct the business immediately after the Closing in all material respects as it is conducted on the date of this Agreement. The Company owns, leases, licenses or has the legal right to use or otherwise hold good, valid and enforceable title to all the properties, assets, tangible or intangible, of the Company reflected on the Financial Statements (collectively, the “Company Assets”), except (i) for any Company Assets, that have been sold or otherwise disposed of in the ordinary course of business since the date of the Most Recent Balance Sheet, or (ii) as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company Assets are not subject to any Liens (other than Permitted Liens), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. At the Closing, the Company will own, with good, valid and enforceable title, or lease, under valid and enforceable leases, or have legal right or license to use, the Company Assets, free and clear of any Liens (other than Permitted Liens), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 4.17 Intellectual Property; Data Privacy and Security.

(a) Section 4.17(a) of the Company Disclosure Schedules lists each patent, patent application, trademark, service mark or domain name owned by the Company for which applications have been filed or registrations or patents have been obtained (collectively, the “Registered Intellectual Property”). All of the Registered Intellectual Property is subsisting, valid (or in the case of applications, applied for) and, to the knowledge of the Company, enforceable. The Company (A) exclusively owns and possesses all right, title and interest in and to all Company Intellectual Property and (B) has sufficient rights to use pursuant to a license, sublicense, agreement or permission, all material Intellectual Property used in the operation of the business of the Company, in each case of (A) and (B), free and clear of all Liens except for Permitted Liens (it being understood that this Section 4.17(a) is not a representation or warranty with respect to non-infringement of third party Intellectual Property).

(b) The Company, and the business conducted thereby, are not currently infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person, and have not in the past six (6) years, infringed upon, misappropriated, or otherwise violated any Intellectual Property rights of any Person. Other than as set forth in Section 4.17(b) of the Company Disclosure Schedules, in the past six (6) years, the Company has not received any communication, and no Proceeding has been instituted, settled or, to the knowledge of the Company, threatened in writing, that alleges any such infringement, violation or misappropriation, or otherwise challenging the validity, ownership, or enforceability of any Company Intellectual Property. To the knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any Intellectual Property of the Company nor, to the knowledge of the Company has any third party, in the six (6) years prior to the date of this Agreement, infringed upon, misappropriated or otherwise violated any Intellectual Property of the Company (including any unsolicited demand or request from any Person to license any Intellectual Property).

(c) The Company has taken steps reasonable under the circumstances designed to maintain and protect all of the Company Intellectual Property (including the confidentiality thereof). Each current and former employee, consultant, and contractor of the Company has entered into a valid and enforceable written agreement with the Company assigning to the Company all Intellectual Property created by such Person within the scope of such Person’s duties to the Company and prohibiting such Person from using or disclosing trade secrets or confidential information of the Company. To the knowledge of the Company, no current or former employee, consultant, or contractor of the Company has or is in breach of any such agreement.

(d) The Company takes, and has taken, commercially reasonable actions and measures designed to protect and maintain (i) the ownership and confidentiality of Company Intellectual Property and (ii) the security, confidentiality, continuous operation and integrity of its IT Systems and Software (and all data stored therein or transmitted thereby), including the implementation of commercially reasonable procedures designed to ensure that the IT Systems and Software are free of any Viruses. The Company has back-up and disaster recovery arrangements for the continued operation of its business in the event of a failure of its IT Systems or Software that are adequate and consistent with standard industry practice applicable to similarly situated entities. Other than as set forth in Section 4.17(d) of the Company Disclosure Schedules, since January 1, 2021, the Company has not experienced any Security Incident.

(e) The IT Systems (i) are reasonably sufficient for the immediate and currently anticipated future needs of the Company, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner, (ii) are in sufficiently good working condition to effectively perform all information technology operations and include a sufficient number of licenses as necessary for the current and currently anticipated operation of the Company, and (iii) are owned by, leased by or licensed to, the Company. Since January 1, 2021, there have been no material failures, breakdowns, continued substandard performance, or other adverse events affecting any IT Systems owned or controlled by the Company or, to the knowledge of the Company, other IT Systems, or the business of the Company that have caused any material disruption of or material interruption in or to the use of any IT Systems.

(f) The Company’s Processing of Personal Information complies in all material respects with, and since January 1, 2021 has complied in all material respects with any applicable Privacy Requirements. The Company has implemented and maintained adequate policies, procedures and systems in accordance with applicable Privacy Requirements. The Company has not received any written complaints, notices of investigation, written notices, orders, correspondence or claims from any consumers, Governmental Authority, or Person alleging a breach of, or noncompliance with, the Privacy Requirements, and, to the knowledge of the Company, no circumstances exist which are likely to result in any such complaints, investigations, notices, orders, correspondence or claims being sent, served, given or made. The consummation of the transactions contemplated by this Agreement will not result in any breach or violation of any Privacy Requirement.

Section 4.18 Environmental Matters.

(a) Other than as set forth in Section 4.18(a) of the Company Disclosure Schedules, the Company is, and since January 1, 2021 has been, in compliance in all material respects with all applicable Environmental Laws.

(b) The Company holds and is in compliance in all material respects with, and since January 1, 2021 has held and been in compliance in all material respects with, all Material Permits that are required under applicable Environmental Laws to own, lease or operate its properties and assets and to conduct its business.

(c) Since January 1, 2021, the Company has not received any written notice or report of any material violations of, or material liabilities arising under, Environmental Laws, including any material violations concerning any Hazardous Materials.

(d) There has been no release of, contamination by, or exposure of any Person to, any Hazardous Materials at, in, on or under any Owned Real Property or Leased Real Property, or at any other location in connection with the Company’s operations, in each case, that has resulted or would result in material liabilities for the Company arising under Environmental Law.

(e) The Company has not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability of any other Person arising under Environmental Law.

(f) The Company has made available to Plum copies of any material environmental reports and other material environmental documents related to the Company (including the Owned Real Property or Leased Real Property), in each case, that is in its possession or under its reasonable control.

Section 4.19 Absence of Changes. During the period beginning on the date of the Most Recent Balance Sheet and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred, and (b) except as expressly contemplated by this Agreement, any other Transaction Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) the Company has not taken any action that would require the consent of Plum if taken during the period from the date of this Agreement until the Closing pursuant to Section 7.01(b)(i), Section 7.01(b)(ii), Section 7.01(b)(iii), Section 7.01(b)(v), Section 7.01(b)(vi), Section 7.01(b)(viii), Section 7.01(b)(x), Section 7.01(b)(xi), Section 7.01(b)(xiii), Section 7.01(b)(xiv), Section 7.01(b)(xv), Section 7.01(b)(xvi), Section 7.01(b)(xviii), or Section 7.01(b)(xix) (or Section 7.01(b)(xx) with respect to the foregoing clauses).

Section 4.20 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or Affiliates for which the Company has any obligation.

Section 4.21 Transactions with Affiliates. Except for the Contracts and transactions set forth on Section 4.21 of the Company Disclosure Schedules, there are no Contracts or transactions between (a) the Company, on the one hand, and any (b) officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Company or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”) other than (1) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) the Company entered into in the ordinary course of business, (2) the Company Shareholder Agreements and (3) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 7.01(b) or entered into in accordance with Section 7.01(b). No Company Related Party (A) owns any interest in any material asset or property used in the Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of the Company, (C) is a supplier, vendor, partner, customer, lessor, or other material business relation of the Company or (D) owes any material amount to, or is owed any material amount by, the Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to any transaction entered into after the date of this Agreement that is either permitted pursuant to Section 7.01 or entered into in accordance with Section 7.01). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.21 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.21) are referred to herein as “Company Related Party Transactions.”

Section 4.22 Information Supplied. None of the information supplied or to be supplied by, or on behalf of, the Company expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing Plum Holders or at the time of the Special Meeting, and in the case of any amendment or supplement thereto, at the time of such amendment or supplement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.23 No TID U.S. Business. The Company is not a TID U.S. business (as such term is defined at 31 CFR § 800.248).

Section 4.24 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of Plum and (ii) it has been furnished with or given access to such documents and information about Plum and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the other Transaction Documents to which it is a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article V, Article VI and in the other Transaction Documents to which it is a party and no other representations or warranties of Plum or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article V, Article VI and in the other Transaction Documents to which it is a party, neither Plum nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

Section 4.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PLUM OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV OR THE OTHER TRANSACTION DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY THAT HAVE BEEN MADE AVAILABLE TO PLUM OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY PLUM IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV OR THE OTHER TRANSACTION DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY THE COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY PLUM IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

RELATING TO MERGER SUBS

Except as set forth in the Plum Disclosure Schedules (but subject to the terms of Section 12.07), each Merger Sub, as applicable, hereby represents and warrants to the Company, in each case, as of the date of this Agreement and as of the Closing Date, as follows:

Section 5.01 Corporate Organization. Merger Sub I is a corporation duly organized, incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation. Merger Sub II is a limited liability company duly organized, formed, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation.

Section 5.02 Due Authorization. Each Merger Sub has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party or will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the approvals and consents to be obtained by such Merger Sub pursuant to Section 8.06, the execution, delivery and performance of this Agreement and such other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate (or other similar) action on the part of such Merger Sub and no other proceeding on the part of such Merger Sub is necessary to authorize this Agreement or such other Transaction Documents or performance by such Merger Sub, hereunder or thereunder. This Agreement has been, and each other Transaction Document to which each Merger Sub will be party will be, duly and validly executed and delivered by such Merger Sub and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such other Transaction Document to which such Merger Sub will be party, will constitute a legal, valid and binding obligation of such Merger Sub enforceable against such Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.03 Capitalization.

(a) On the Closing Date, immediately prior to Closing, the authorized share capital of Merger Sub I consists of 1,000 shares, of a par value $0.001 per share, of which 1,000 shares are issued and outstanding and are held by Plum. The issued and outstanding shares of Merger Sub I have been duly authorized, validly issued and are fully paid and nonassessable. The issued and outstanding shares of Merger Sub I were issued in compliance with the Governing Documents of Merger Sub I and applicable Law, and were not issued in breach or violation of any preemptive rights or Contract. All of the outstanding shares of Merger Sub I are owned directly by Plum, free and clear of all Liens (other than transfer restrictions under applicable Securities Law).

(b) On the Closing Date, immediately prior to Closing, Plum holds all limited liability company interests of Merger Sub II. The outstanding limited liability company interests of Merger Sub II have been duly authorized and validly issued. The outstanding limited liability company interests of Merger Sub II were issued in compliance with the Governing Documents of Merger Sub II and applicable Law, and were not issued in breach or violation of any preemptive rights or Contract. All of the outstanding limited liability company interests of Merger Sub II are owned directly by Plum, free and clear of all Liens (other than transfer restrictions under applicable Securities Law).

Section 5.04 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of any Merger Sub with respect to such Merger Sub’s execution, delivery or performance of its obligations under this Agreement or the other Transactions Documents to which it is or will be party or the consummation of the transactions contemplated hereby or by the other Transaction Documents, except for (i) any compliance with and filings set forth on Section 5.04(a) of the Plum Disclosure Schedules, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Documents or the transactions contemplated by hereby or thereby, (iii) such filings with and approvals of the Stock Exchange to permit New Plum Common Shares to be issued in accordance with this Agreement to be listed on the Stock Exchange, (iv) filing of the Certificates of Merger under the applicable law of Delaware, (v) the approvals and consents to be obtained by such Merger Sub pursuant to Section 8.06, or (vi) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(b) Neither the execution, delivery or performance by any Merger Sub of this Agreement nor the other Transaction Documents to which it is or will be a party nor the consummation of the transactions contemplated hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both), (i) result in any breach of any provision of such Merger Sub’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of, any Contract to which such Merger Sub is a party, (iii) violate, or constitute breach under, any Governmental Order or applicable Law to which such Merger Sub or any of their respective properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens), except, in the case of any of clauses (ii) through (iv) above, as would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 5.05 Business Activities. Each Merger Sub was organized solely for the purpose of entering into this Agreement, the other Transaction Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization or formation, as applicable, or the negotiation, preparation or execution of this Agreement or any other Transaction Documents, the performance of its covenants or agreements in this Agreement or any other Transaction Documents or the consummation of the transactions contemplated hereby or thereby. No Merger Sub has any Liabilities.

Section 5.06 Brokers. Other than J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division, and Accrete Capital LTD, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of any Merger Sub or any of its Affiliates for which such Merger Sub has any obligation.

Section 5.07 Tax Matters.

(a) No Merger Sub has taken or agreed to take any action not contemplated by this Agreement or any other Transaction Document that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 5.08 Investment Company Act. No Merger Sub is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case, within the meaning of the Investment Company Act of 1940, as amended.

Section 5.09 Investigation; No Other Representations.

(a) Each Merger Sub, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Company and (ii) it has been furnished with or given access to such documents and information about the Company and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the other Transaction Documents to which it is a party, each Merger Sub has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article IV and in the other Transaction Documents to which it is a party and no other representations or warranties of the Company or any other Person, either express or implied, and such Merger Sub, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article IV and in the other Transaction Documents to which it is a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

Section 5.10 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE OTHER TRANSACTION DOCUMENTS, NO MERGER SUB NOR ANY OTHER PERSON MAKES, AND SUCH MERGER SUB EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF SUCH MERGER SUB THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF SUCH MERGER SUB BY THE MANAGEMENT OF PLUM OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A

REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE OTHER TRANSACTION DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY SUCH MERGER SUB ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF SUCH MERGER SUB, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES RELATING TO PLUM

Except as set forth in (a) Plum Disclosure Schedules (but subject to the terms of Section 12.07) or (b) any Plum SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), Plum hereby represents and warrants to the Company, in each case, as of the date of this Agreement and as of the Closing Date, as follows:

Section 6.01 Corporate Organization; Subsidiaries. Plum is an exempted company with limited liability duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the applicable law of the Cayman Islands. The copies of Plum’s Governing Documents as in effect on the date hereof previously made available by Plum to the Company are true, correct and complete, are in full force and effect and have not been amended. Other than the Merger Subs, Plum does have and has not had any Subsidiaries and does not own and has not owned, directly or indirectly, any equity interest in, or any interest convertible or exchangeable or exercisable for, any equity interest in, any Person.

Section 6.02 Due Authorization. Plum has the requisite exempted company power and authority to execute and deliver this Agreement and each other Transaction Document to which Plum is or will be a party and to perform all obligations to be performed by Plum hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the Required Plum Shareholder Approval by the Pre-Closing Plum Holders at the Special Meeting, the execution, delivery and performance of this Agreement, the other Transaction Documents to which Plum is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Transaction Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company action on the part of Plum. This Agreement has been, and each other Transaction Document to which Plum is or will be upon execution thereof, duly and validly executed and delivered by Plum and constitutes or will constitute, upon execution thereof, as applicable, assuming due power and authority of, and due execution and delivery by, the Company, a valid, legal and binding agreement of Plum (assuming this Agreement has been and the other Transaction Documents to which Plum is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against Plum in accordance with their terms, subject to the Enforceability Exceptions.

Section 6.03 Litigation. There is (and since its incorporation there has been) no Proceeding pending or, to Plum’s knowledge, threatened against or involving Plum or any of its officers, in their capacities as such, that would, individually or in the aggregate, reasonably be expected to be material to Plum or have an adverse effect on the ability of Plum to enter into and perform its obligations under this Agreement and consummate the Transactions. Neither Plum nor any of its properties or assets is subject to any Governmental Order that would, individually or in the aggregate, reasonably be expected to be material to Plum. As of the date hereof, Plum is not, nor to Plum’s knowledge are any of its officers, in their capacities as such, subject to any written settlement arrangements or is in discussions for a settlement or arrangement, regarding material disputes or material claims. As of the date of this Agreement, there are no material Proceedings by Plum pending against any other Person.

Section 6.04 Compliance with Applicable Law.

(a) Plum is (and since its incorporation has been) operating in a manner that is customary for businesses similar to Plum and is (and since its incorporation has been) in compliance with all applicable Laws, except in each case as would not reasonably be expected to be, individually or in the aggregate, material to Plum.

(b) (i) Neither Plum, nor any of its directors, officers, employees or managers, or, to the knowledge of Plum, any other Representatives, agents or other Persons acting on its behalf, has taken, directly or indirectly, any act in furtherance of an offer, payment, promise to pay, authorization, ratification, solicitation, or acceptance of the payment, directly or indirectly, of any gift, money, payment, contribution or anything of value to or from any Person to secure any improper advantage or to obtain or retain business, or that would otherwise cause Plum to be in violation of Anti-Corruption Laws, (ii) Plum has not been subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, and (iii) Plum has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Sanctions and Export Control Law. Plum has in place policies and procedures designed to prevent its directors, officers, employees, agents and other Persons acting on its behalf from undertaking any activity, practice or conduct that would constitute an offense under Anti-Corruption Laws or Sanctions and Export Control Laws. Neither Plum nor any of its officers, directors, managers, or employees nor, to the knowledge of Plum, any of its other Representatives or agents (A) is or at any time since its incorporation has been, (1) a Sanctioned Person; (2) located, organized or resident in a country or territory (or government thereof) which is itself a Sanctioned Person; (3) an entity fifty percent (50%) or greater owned, directly or indirectly, by one or more Sanctioned Persons; or (4) otherwise in violation of any applicable Sanctions and Export Control Laws; or (B) has violated any applicable Laws relating to economic sanctions since its incorporation. Since its incorporation, Plum has not received any written notice of any violations of applicable Laws, Governmental Orders or Permits.

Section 6.05 Consents and Requisite Government Approvals; No Violations.

(a) No action by, notice, consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Plum with respect to Plum’s execution, delivery and performance of this Agreement or the other Transaction Documents to which it is or will be party or the consummation of the Transactions, except for (i) any compliance with and filings set forth on Section 6.05(a) of the Plum Disclosure Schedules, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of the applicable Stock Exchange to permit New Plum Common Shares to be issued in accordance with this Agreement to be listed on the Stock Exchange, (iv) filing of the Certificates of Merger under the applicable law of Delaware, (v) the approvals and consents to be obtained by each Merger Sub pursuant to Section 8.06, (vi) the Plum Shareholder Approval or (vii) any actions, notices, consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to Plum.

(b) Neither the execution or delivery by Plum of this Agreement or the other Transaction Documents to which Plum is or will be a party, nor the performance by Plum of its obligations hereunder or thereunder, nor the consummation by Plum of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of Plum’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which Plum is a party or by which Plum or any of its properties or assets are bound, (iii) violate, or constitute a breach under, any Governmental Order or applicable Law to which Plum or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of Plum, except in the case of clauses (ii) and (iii) above, as would not reasonably be expected to be, individually or in the aggregate, material to Plum.

Section 6.06 Trust Account. As of the date of the Agreement, Plum has an amount in cash equal to at least $320,000,000 in a trust account (the “Trust Account”). As of the date of this Agreement, the funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of one hundred eighty-five (185) days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated March 18, 2021 (the “Trust Agreement”), between Plum and the Exchange Agent, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Plum SEC Reports to be inaccurate in any material respect and/or that would entitle any Person to any portion of the proceeds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Plum Holders who shall have elected to redeem their Plum Class A Shares pursuant to the Governing Documents of Plum or (iii) if Plum fails to complete a business combination within the allotted time period set forth in the Governing Documents of Plum and liquidates the Trust Account, subject to the terms of the Trust Agreement, Plum (in limited amounts to permit Plum to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Plum) and then the Pre-Closing Plum Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Plum and the Trust Agreement. As of the date of this Agreement, Plum has performed all material obligations required to be performed by it to date under, and is not in material breach or default, or delinquent in performance in any material respect or any other respect (claimed or actual) in any material respect, under the Trust Agreement, and, to the knowledge of Plum, no event has occurred which (with due notice or lapse of time or both) would constitute a material default under the Trust Agreement. As of the date of this Agreement, there are no Proceedings pending with respect to the Trust Account. Since March 18, 2021, Plum has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby (including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes, (B) to the Pre-Closing Plum Holders who have elected to redeem their Plum Class A Shares pursuant to the Governing Documents of Plum and (C) Plum, each in accordance with the terms of and as set forth in the Trust Agreement), Plum shall have no further obligation under either the Trust Agreement or the Governing Documents of Plum to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 6.07 Brokers. Other than J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division, and Accrete Capital LTD, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of Plum or any of its Subsidiaries or Affiliates for which Plum has any obligation.

Section 6.08 SEC Filings. Plum has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing through the date hereof, the “Plum SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional Plum SEC Reports”). Each of the Plum SEC Reports, as of their respective dates of filing, or, if amended prior to the date of this Agreement, as of the date of any such amendment or filing that superseded the initial filing, complied and each of the Additional Plum SEC Reports, as of their respective dates of filing, or, if amended prior to the date of this Agreement, as of the date of any such amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Plum SEC Reports or the Additional Plum SEC Reports (for purposes of the Additional Plum SEC Reports, assuming that the representation and warranty set forth in Section 4.22 is true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, or, if amended prior to the date of this Agreement, as of the date of any such amendment or filing that superseded the initial filing, the Plum SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Plum SEC Reports. The Parties acknowledge that (i) the staff of the SEC issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”) and, (ii) Plum continues to review the Statement and its implications, including on the financial statements and other information included in the Plum SEC Reports and (iii) any subsequent restatement, revision or other modification of the Plum SEC Reports or the Additional Plum SEC Reports in connection with such review of the Statement or any subsequent related agreements or other guidance from the staff of the SEC regarding accounting matters generally applicable to special purpose acquisition companies shall not be deemed to be a breach of any representation or warranty set forth in this Agreement.

Section 6.09 Internal Controls; Listing; Financial Statements.

(a) Since its initial public offering, (i) Plum has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Plum’s financial reporting and the preparation of Plum’s financial statements for external purposes in accordance with GAAP and (ii) Plum has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Plum is made known to Plum’s principal executive officer and principal financial officer by others within Plum.

(b) Plum has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Except as set forth on Section 6.09(c) of the Plum Disclosure Schedules or in the Plum SEC Reports, since its initial public offering, Plum has complied in all material respects with all applicable listing and corporate governance rules and regulations of NASDAQ. The Plum Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ. As of the date of this Agreement, there is no Proceeding pending or, to Plum’s knowledge, threatened against Plum by NASDAQ or the SEC with respect to any intention by such entity to deregister Plum Class A Shares or prohibit or terminate the listing of Plum Class A Shares on NASDAQ. Plum has not taken any action that is designed to terminate the registration of Plum Class A Shares under NASDAQ.

(d) The Plum SEC Reports, as amended or revised, contain true and complete copies of Plum’s financial statements (collectively, the “Plum Financial Statements”). The Plum Financial Statements (i) fairly present in all material respects the financial position of Plum as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material) and the absence of notes thereto), (iii) in the case of the audited Plum Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements, with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) and with the Statement.

(e) Plum has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Plum’s and its Subsidiaries’ assets. Plum maintains and, for all periods covered by the Plum Financial Statements, has maintained books and records of Plum in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets, and liabilities of Plum in all material respects.

(f) Except as disclosed in the Plum SEC Reports, since its incorporation, Plum has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Plum, (ii) a “material weakness” in the internal controls over financial reporting of Plum or (iii) fraud, whether or not material, that involves management or other employees of Plum who have a significant role in the internal controls over financial reporting of Plum.

Section 6.10 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 6.10 of the Plum Disclosure Schedules, (b) for Plum Transaction Expenses, (c) reflected or reserved for in the most recent balance sheet in the Plum Financial Statements, (d) that have arisen since the date of the most recent balance sheet included in the Plum SEC Reports in the ordinary course of business (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law other than for the avoidance of doubt any such Liabilities that would be covered by clauses (b) or (c) of this Section 6.10), or (e) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to Plum, Plum has no Liabilities. Plum has no Liability with respect to deferred underwriting commissions or similar obligations in connection with its initial public offering, or any discussions with respect to any business combination other than the Transactions.

Section 6.11 Business Activities.

(a) Since formation, Plum has not conducted any business activities other than (i) activities related to Plum’s initial public offering or directed toward the evaluation, negotiation, accomplishment or consummation of a business combination (including the Transactions) or (ii) activities that are both administrative and immaterial in nature.

(b) Except as set forth in Plum’s Governing Documents, there is no Contract binding upon Plum or to which Plum is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing). Except for this Agreement, the other Transaction Documents, the Transactions and the Plum Transaction Expenses (including, for the avoidance of doubt, Contracts with providers of accounting, legal, due diligence, tax and other services) or as set forth in Section 6.11(b) of the Plum Disclosure Schedules, Plum is not party to any Contract with any other Person that would require payments by Plum as of the date hereof in excess of $100,000 in the aggregate with respect to any individual Contract.

(c) Except for the Transactions, Plum does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(d) Plum does not own or lease any real or personal property.

(e) Section 6.11(e) of the Plum Disclosure Schedules sets forth a list of all Indebtedness of Plum as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

Section 6.12 Tax Matters.

(a) All income and other material Tax Returns required by Law to be filed by Plum have been filed, and all such Tax Returns are true, correct and complete in all material respects.

(b) All income and other material amounts of Taxes due and owing by Plum have been paid, other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP.

(c) Plum has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d) Plum is not engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Plum has not received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of Plum, no such claims have been threatened. No written claim has been made by any Governmental Authority in a jurisdiction where Plum does not file a Tax Return that Plum is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Plum and no written request for any such waiver or extension is currently pending.

(e) Neither Plum nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Income Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) since Plum’s incorporation.

(f) Plum will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) any “closing agreement” with respect to Taxes with a Governmental Authority executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; or (iv) prepaid amount received outside the ordinary course of business on or prior to the Closing.

(g) There are no Liens with respect to Taxes on any of the assets of Plum, other than Permitted Liens.

(h) Plum does not have any material liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case or clause (i), (ii) and (iii), for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) Plum is not a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes) that would reasonably be expected to give rise to a payment obligation after the Closing.

(j) Plum is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Plum is not considered a Tax resident in any jurisdiction outside its country of formation. No claim has ever been made by a Governmental Authority in a jurisdiction where Plum does not file Tax Returns that Plum may be subject to taxation by that jurisdiction.

(l) For U.S. federal income Tax purposes, Plum is, and has been since the date of its formation, treated as an association taxable as a corporation.

(m) Plum has not taken or agreed to take any action not contemplated by this Agreement and/or any other Transaction Document that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 6.13 Capitalization.

(a) Section 6.13(a) of the Plum Disclosure Schedules sets forth a true and complete statement, as of the date of this Agreement, of the number and class or series (as applicable) of the issued and outstanding Plum Shares and the Plum Warrants prior to the Domestication, which are all of the issued and outstanding Equity Securities of Plum. All outstanding Equity Securities of Plum (except to the extent such concepts are not applicable under the applicable Law of Plum’s jurisdiction of incorporation or other applicable Law) prior to the consummation of the Domestication have been duly authorized and validly issued and, as applicable, are fully paid and non-assessable (to the extent such concepts are relevant in Plum’s jurisdiction of incorporation). Prior to the consummation of the Domestication, such Equity Securities (i) were not issued in violation of the Governing Documents of Plum and (ii) are not subject to or issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than as set forth under the Governing Documents of Plum or transfer restrictions under applicable Securities Laws). Except (i) for this Agreement and the transactions contemplated hereby, (ii) the other Transaction Documents and the transactions contemplated thereby, (iii) as set forth in the Governing Documents of Plum and (iv) as set forth on Section 6.13(a) of the Plum Disclosure Schedules, there are no outstanding (A) equity appreciation, phantom equity, profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Plum, and, except as expressly contemplated by this Agreement or the other Transaction Documents, there is no obligation of Plum, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Plum. There are no outstanding bonds, debentures, notes or other indebtedness of Plum having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the shareholders of Plum may vote. Except as disclosed in the Plum SEC Reports, there are no registration rights, and Plum is not a party to any stockholders agreement, voting agreement or registration rights agreement, rights plan, anti-takeover plan or similar agreements relating to Plum Shares or any other equity interests of Plum.

(b) As of the date of this Agreement, (i) the authorized share capital of Plum consists of 500,000,000 Plum Class A Shares, 50,000,000 Plum Class B Shares and 1,000,000 preference shares of a par value of $0.0001 per share and (ii) all of the issued and outstanding Plum Shares (A) have been issued in compliance in all material respects with applicable Law and (B) were not issued in breach or violation of any preemptive rights or Contract to which Plum is a party or bound.

(c) As of the date of this Agreement, Plum’s only Subsidiaries are the Merger Subs and Plum does not own, directly or indirectly, any Equity Securities in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

Section 6.14 Material Contracts; No Defaults.

(a) Plum has filed as an exhibit to the Plum SEC Reports every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, Plum is a party or by which any of its respective assets are bound (the “Plum Material Contracts”). True, complete and correct copies of the Plum Material Contracts have been made available to the Company.

(b) Except for any Plum Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing, and except as has not had and would not reasonably be expected to be, individually or in the aggregate, material to Plum, (i) each such Plum Material Contract is in full force and effect and represents the legal, valid and binding obligations of Plum, enforceable in accordance with its terms against Plum and, to the knowledge of Plum, the other parties thereto, in each case, subject to the Enforceability Exceptions, (ii) Plum and, to Plum’s knowledge, the counterparties thereto are not in material breach of or material default (or would not be in material breach, violation or default but for the existence of a cure period) under any such Plum Material Contract and (iii) Plum has not received any written or oral claim or notice of breach of or default under any such Plum Material Contract.

Section 6.15 Related Party Transactions. Section 6.15 of the Plum Disclosure Schedules sets forth all Contracts, transactions, arrangements or understandings between (a) Plum, on the one hand, and (b) the Sponsor (or any Affiliate of the Sponsor) or any officer, director, employee, partner, member, manager or Affiliate of either Plum or the Sponsor or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Plum Related Party”), other than Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 8.01 or entered into in accordance with Section 8.01.

Section 6.16 Absence of Changes. During the period beginning on September 22, 2022 and ending on the date of this Agreement, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the ability of Plum to enter into and perform its obligations under this Agreement or the other Transaction Documents; and (b) Plum has not taken any action that would require the consent of the Company if taken after the date of this Agreement and prior to Closing pursuant to Section 8.01.

Section 6.17 Investment Company Act; JOBS Act. Plum is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case, within the meaning of the Investment Company Act of 1940, as amended. Plum constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 6.18 Employees; Employee Benefit Plans.

(a) Plum has no employees as of the date of this Agreement other than employees whose employment is terminable by Plum at will without the payment of severance, or similar payments, upon a termination of the applicable Contract by Plum.

(b) Plum does not maintain, contribute to or have any obligation or liability, or could not reasonably be expected to have any obligation or liability, under, any Benefit Plan with respect to which Plum or any of its Affiliates have any remaining obligations or liabilities, and neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of Plum, or (ii) result in the acceleration, vesting or creation of any rights of any shareholder, director, officer or employee of Plum to payments or benefits or increases in any existing payments or benefits or any loan forgiveness. No payment, amount or benefit that could be, or has been, received by or provided to (whether in cash or property or the vesting of cash or property or the cancellation of indebtedness) any current or former employee, officer, shareholder, director or other individual service provider of Plum as a result of the execution and delivery of this Agreement or the consummation of the Transactions (whether alone or in connection with any subsequent event) could, separately or in the aggregate, reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

Section 6.19 Information Supplied. None of the information supplied or to be supplied by, or on behalf of, Plum expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing Plum Holders or at the time of the Special Meeting, and in the case of any amendment or supplement thereto, at the time of such amendment or supplement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.20 Investigation; No Other Representations.

(a) Plum, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Company and (ii) it has been furnished with or given access to such documents and information about the Company and the Company’s businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the other Transaction Documents to which it is a party, Plum has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article IV and in the other Transaction Documents to which it is a party and no other representations or warranties of the Company or any other Person, either express or implied, and Plum, on its own behalf and on behalf of its

Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article IV and in the other Transaction Documents to which it is a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

Section 6.21 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN Article V, THIS ARTICLE VI AND THE OTHER TRANSACTION DOCUMENTS, NEITHER PLUM NOR ANY OTHER PERSON MAKES, AND PLUM EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF PLUM THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY, OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF PLUM BY THE MANAGEMENT OF PLUM OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN Article V, THIS ARTICLE VI OR THE OTHER TRANSACTION DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY PLUM ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF PLUM, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.

ARTICLE VII

COVENANTS OF THE COMPANY

Section 7.01 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, except as (i) expressly contemplated by this Agreement or any other Transaction Document, (ii) as required by applicable Law, (iii) as set forth on Section 7.01 of the Company Disclosure Schedules, (iv) as required to comply with COVID-19 Measures or (v) as consented to in writing by Plum (such consent not to be unreasonably withheld, conditioned or delayed), (A) use its commercially reasonable efforts to operate the business of the Company in the ordinary course in all material respects and (B) use commercially reasonable efforts to maintain and preserve intact the business organization, material assets and properties of the Company.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall (i) except as expressly contemplated by this Agreement or any other Transaction Document, (ii) as required by applicable Law, (iii) as set forth on Section 7.01 of the Company Disclosure Schedules or (iv) as consented to in writing by Plum (such consent, other than in the case of Section 7.01(b)(i) or Section 7.01(b)(x) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of Company or repurchase or redeem any outstanding Equity Securities of the Company;

(ii) (a) merge, consolidate, combine or amalgamate the Company with any Person; (b) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof or (c) form any new Subsidiary of the Company;

(iii) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of the Equity Securities of the Company;

(iv) adopt any amendments, supplements, restatements or modifications to the Company’s Governing Documents or the Company Shareholder Agreements;

(v) (a) sell, assign, abandon, lease, license or otherwise dispose of any material assets or properties of the Company, other than a Permitted Lien or inventory or obsolete equipment in the ordinary course of business or (b) create, subject or incur any Lien on any material assets or properties of the Company (other than a Permitted Lien);

(vi) (A) transfer, sell, assign, abandon, let lapse, lease, license, let expire (other than expiration of Intellectual Property rights in accordance with its maximum statutory term) or otherwise dispose of any material Intellectual Property of the Company, other than non-exclusive licenses in the ordinary course of business or a Permitted Lien, or (B) disclose any trade secrets (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business with reasonable protections of, and preserving all rights of, the Company in such trade secrets);

(vii) except as otherwise expressly contemplated by this Agreement or any other Transaction Document, transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien other than Permitted Liens, (A) any Equity Securities of the Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating the Company to issue, deliver or sell any Equity Securities of the Company;

(viii) incur, create or assume any Indebtedness, other than (A) ordinary course trade payables, (B) the Company Financings and (C) as set forth in Section 7.01(b)(viii) of the Company Disclosure Schedules;

(ix) (A) amend, modify or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Material Contract pursuant to its terms or entering into additional work or purchase orders pursuant to, and in accordance with the terms of, any Material Contract), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would constitute a Material Contract, in each case, other than in the ordinary course of business (unless such Contract would constitute a Material Contract under Section 4.10(a)(viii), Section 4.10(a)(x) or Section 4.10(a)(xvii));

(x) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than the reimbursement of expenses of employees in the ordinary course of business;

(xi) except as required under the terms of any existing Company Benefit Plan set forth on Section 4.11(a) of the Company Disclosure Schedules or as required by applicable Law, (A) establish, amend, modify, adopt, enter into or terminate any Company Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be a Company Benefit Plan if in effect as of the date of this Agreement (other than immaterial amendments or modifications made in the ordinary course of business to a Company Benefit Plan that does not materially increase the costs under such Company Benefit Plan, and new employment agreements or offer letters entered into in the ordinary course of business for new hire employees at any level below vice president), (B) increase or decrease, or agree to increase or decrease, the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company (other than any increases in base salary in the ordinary course of business), (C) take any action to accelerate any payment, right to payment or benefit, vesting of any right to payment of benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company, (D) hire, engage or terminate (other than for cause), furlough or temporarily layoff any director, manager, officer or employee of the Company at the level of vice president or above, (E) amend, modify, negotiate, adopt, enter into, extend, renew or terminate any Contract with any labor organization, works council or labor union, employee delegate, representative or other employee collective group that is representing any employee of the Company, (F) recognize or certify any labor organization, works council, labor union or group of employees of the Company as the bargaining representative for any employees of the Company, (G) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company, or (H) implement or announce any plant closings, material reductions in force, furloughs or material work schedule changes that would implicate the WARN Act;

(xii) make, change or revoke any material Tax election, amend any material Tax Return, adopt or change any material method of accounting with respect to Taxes, enter into any closing agreement with respect to any material Tax, settle or compromise any material Tax claim or assessment, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, enter into any material Tax sharing or material Tax indemnification agreement, or fail to pay any material Taxes when due (including estimated Taxes), except, in each case, in the ordinary course of business or as required by applicable law;

(xiii) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Company in excess of $250,000 or that imposes, or by its terms will impose at any point in the future, any material, nonmonetary obligations on the Company;

(xiv) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving the Company;

(xv) change the Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xvi) voluntarily fail to maintain, cancel or materially reduce coverage under any insurance policy maintained with respect to the Company and its assets and properties; provided that such coverage remains reasonably available (other than in connection with normal annual renewal activities and insurance program management);

(xvii) enter into any Contract with any broker, finder, financial advisor, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(xviii) enter into, conduct, engage in or otherwise operate any new line of business (provided, for the avoidance of doubt, that any expansion of the Company’s products and services (or products and services that are under development) shall not be considered a new line of business so long as such expansion is an extension of, or reasonably related to, existing products and services), or discontinue or make any material change to the business of the Company;

(xix) make any Change of Control Payment that is not set forth on Section 4.05(b) of the Company Disclosure Schedules; or

(xx) enter into any Contract to take, or cause to be taken, or resolve to take, any of the actions set forth in this Section 7.01(b).

(c) Notwithstanding anything in this Section 7.01 or this Agreement to the contrary, nothing set forth in this Agreement shall give Plum, directly or indirectly, the right to control or direct the operations of the Company during the Interim Period.

Section 7.02 Trust Account Waiver. The Company acknowledges that Plum is a blank check company with the power and privileges to effect a business combination and that the Company has read Plum’s final prospectus, dated March 15, 2021, and other Plum SEC Reports, Plum’s Governing Documents and the Trust Agreement and understands that Plum has established the Trust Account described therein for the benefit of Plum’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the Transactions or, in the event this Agreement is terminated pursuant to its terms, another business combination, are not consummated by March 18, 2023 or such later date as is approved by the shareholders of Plum to complete a business combination, Plum will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates), notwithstanding anything to the contrary in this Agreement, hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by Plum or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever; provided that nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Plum or any of its Affiliates for legal relief against assets held outside of the Trust Account (including from and after the consummation of a business combination other than as contemplated by this Agreement) or pursuant to Section 12.14 for specific performance or other injunctive relief (so long as such claim would not affect Plum’s ability to fulfill its redemption obligations). This Section 7.02 shall survive the termination of this Agreement for any reason.

Section 7.03 Company D&O Indemnification and Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors, officers and employees of the Company, as provided in the Company’s Governing Documents or otherwise in effect as of the Closing Date, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) the Company will perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Plum shall advance expenses in connection with such indemnification as provided in the Company’s Governing Documents or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the Company’s Governing Documents or other applicable agreements shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors, officers or employees of the Company (the “Company D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to Closing and relating to the fact that such Company D&O Person was a director, officer or employee of the Company prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) Neither Plum nor the Company shall have any obligation under this Section 7.03 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Closing, and Plum shall maintain, or caused to be maintained, in effect for a period of six (6) years after the Closing Date, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company as of the date of this Agreement with respect to matters occurring on or prior to the Closing. Such “tail” policy shall provide coverage on terms (including with respect to coverage and amount) that are substantially the same as or better than (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s directors’ and officers’ liability insurance policies as of the Closing Date.

(d) If Plum or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Plum or the Company shall assume all of the obligations set forth in this Section 7.03.

(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.03 are intended to be third-party beneficiaries of this Section 7.03. This Section 7.03 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of the Company.

Section 7.04 Financial Information.

(a) The Company shall deliver to Plum (i) as soon as reasonably practicable the Closing Company Financial Statements; and (ii) as soon as reasonably practicable following the completion of each interim period occurring after the date of this Agreement, the unaudited financial statements for such interim periods that are required by applicable Securities Laws. The Closing Company Financial Statements (A) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material) and the absence of notes thereto), (B) shall fairly present the financial position, results of operations, stockholders’ deficit and cash flows of the Company as at the date thereof and for the period indicated therein, (C) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material) and the absence of notes thereto), (D) in the case of any audited financial statements, shall be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Company’s auditor and (E) shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company and Plum in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement/Proxy Statement and any other filings to be made by Plum with the SEC in connection with the Transactions and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 7.05 Company Related Party Transactions. The Company shall take, or cause to be taken, all actions necessary or advisable to terminate at or prior to the Closing all Company Related Party Transactions set forth on Section 7.05 of the Company Disclosure Schedule without any further obligations or Liabilities to the Company or any of its Affiliates (including, from and after the Closing, Plum and its Affiliates). On or prior to the Closing, each of the Company Shareholders and the Company shall, and shall cause their respective Affiliates to, repay or cause to be repaid in full, or otherwise satisfy and settle, all Indebtedness, receivables, payables and other similar arrangements between the Company, on the one hand, and any Company Shareholder or any of its Affiliates, on the other hand. Notwithstanding the foregoing, the provisions of this Section 7.05 shall not apply in respect of the Contracts and transactions set forth on Section 4.21 of the Company Disclosure Schedules.

Section 7.06 Section 280G. Prior to the Closing Date, to the extent required to avoid the imposition of Taxes under Section 4999 of the Code and/or the loss of deductions under Section 280G of the Code, in each case, with respect to any payment or benefit due in connection with the transactions contemplated by this Agreement (including, without limitation, upon the occurrence of an event after the Closing Date), the Company shall deliver to its stockholders a disclosure statement that satisfies the stockholder approval requirements of Section 280G(b)(5)(B) of the Code, soliciting the consent of its stockholders for the payments and benefits due in connection with the transactions contemplated hereby, as disclosed therein. Prior to soliciting the consent of its stockholders, the Company shall solicit, and use commercially reasonable efforts to obtain, from each “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) who has the right (even if contingent) to receive any payments or benefits that, individually or in the aggregate, could be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), a waiver of such disqualified individual’s rights to some or all of such payments and/or benefits to the extent such payments and/or benefits are not approved by the stockholders of the Company, so that any remaining payments and/or benefits will not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) (such payments and/or benefits, solely to the extent waived, the “280G Waived Benefits”). At least five (5) Business Days prior to soliciting the waivers from the disqualified individuals and the consent of its stockholders, the Company shall provide the analysis under Section 280G of the Code, the waivers and the disclosure and approval materials to Plum for its review and comment. The Company shall consider Plum’s reasonable comments in good faith. If any potential parachute payment results from any contract, agreement, or plan being provided by Plum or any of its Affiliates (the “Plum Arrangements”), then Plum shall provide the Company with the material terms of such Plum Arrangement (to the extent the Company does not have knowledge of such material terms) at least eight (8) Business Days before the Closing Date and shall cooperate with the Company in good faith to calculate or determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated in the Plum Arrangements. If any of the 280G Waived Benefits fail to be approved as contemplated above, such 280G Waived Benefits will not be retained by or made or provided to the “disqualified individual.” To the extent applicable and solely with respect to the 280G Waived Benefits, prior to the Closing Date, the Company shall deliver to Plum evidence reasonably acceptable to Plum that a vote of the Company’s stockholders was solicited in accordance with the foregoing provisions of this Section 7.06 and that either (a) the requisite number of votes of the Company’s stockholders was obtained with respect to the 280G Waived Benefits (the “280G Approval”), or (b) the 280G Approval was not obtained, and, as a result, no 280G Waived Benefits were retained, made or provided.

ARTICLE VIII

COVENANTS OF PLUM

Section 8.01 Conduct of Plum during the Interim Period. During the Interim Period, Plum shall not, except (i) as expressly contemplated by this Agreement or any other Transaction Document (including, for the avoidance of doubt, in connection with the Domestication and the Extension Proposal, including any contributions to the Trust Account in connection therewith), (ii) as required by applicable Law, (iii) as set forth on Section 8.01 of the Plum Disclosure Schedules or (iv) as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or Plum’s Governing Documents;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of Plum, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of Plum or any of its Affiliates, other than, for the avoidance of doubt, pursuant to the Plum Shareholder Redemption;

(c) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its Equity Securities or permit the conversion of any Indebtedness into warrants or other Equity Securities;

(d) incur, create, guarantee or assume any Indebtedness, other than unsecured unconvertable Indebtedness to any of the Sponsor, its equityholders or its Affiliates (solely for working capital purposes) of not more than $1,250,000 in the aggregate solely for the purpose of paying Plum Transaction Expenses; provided that any such Indebtedness may be repaid without additional cost or fees upon the First Effective Time;

(e) make any loans or advances to, or capital contributions in, any other Person;

(f) (i) merge, consolidate, combine or amalgamate Plum with any Person or (ii) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(g) enter into, renew or amend in any material respect, any transaction or Contract with a Plum Related Party other than with respect to Indebtedness expressly permitted by Section 8.01(d);

(h) waive, release, compromise, settle or satisfy any pending or threatened material Proceeding;

(i) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities, or grant any additional options, warrants or stock appreciation rights with respect to its Equity Securities, except as set forth in the Sponsor Letter Agreement, this Agreement or any other Transaction Document (including with respect to Plum Shareholder Redemptions);

(j) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Plum or liquidate, dissolve, reorganize or otherwise wind-up the business or operations of Plum or resolve to approve any of the foregoing;

(k) make, change or revoke any material Tax election, amend any material Tax Return, adopt or change any material method of accounting with respect to Taxes, enter into any closing agreement with respect to any material Tax, settle or compromise any material Tax claim or assessment, file any material Tax Return in a manner materially inconsistent with past practice, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, change its jurisdiction of tax residency, enter into any Tax sharing or Tax indemnification agreement, or fail to pay any material Taxes when due (including estimated Taxes), except, in each case, in the ordinary course of business or as required by applicable law;

(l) change Plum’s methods of accounting in any material respect, other than changes that are made in accordance with GAAP standards or otherwise made in accordance with guidance from the SEC or Plum’s auditors (with respect to matters generally applicable to special purpose acquisition companies);

(m) enter into any Contract with any broker, finder, financial advisor, or investment banker under which such Person is or will be entitled to any brokerage fee or finders’ fee in connection with the Transactions;

(n) enter into any Contract (other than Contracts contemplated by this Agreement) which (i) require or will reasonably be expected to require payments by Plum in excess of $200,000 in the aggregate with respect to any single Contract or series of related Contracts, other than any Contract relating to Plum Transaction Expenses, (ii) is not in the ordinary course of Plum’s business, or (iii) provide for material obligations of Plum that will or will reasonably be expected to be performed or complied with following the Closing or under which material liabilities of Plum will or will reasonably be expected to arise or remain outstanding on or following the Closing, other than any Contract relating to Plum Transaction Expenses;

(o) engage in any activities or business, other than activities or business (i) currently conducted by Plum as of the date of this Agreement (ii) in connection with or incident or related to Plum’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or as contemplated by the Plum SEC Reports, (iii) contemplated by, or incident or related to, this Agreement or the other Transaction Documents, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (iv) that are (A) administrative or ministerial and (B) immaterial in nature;

(p) (i) adopt or amend any Benefit Plan or (ii) hire any employee; or

(q) enter into any Contract to take, or cause to be taken, any of the actions prohibited under this Section 8.01.

Section 8.02 Trust Account Proceeds. Upon satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article X and provision of notice thereof to the Trustee, which notice Plum shall provide to the Trustee in accordance with the terms of the Trust Agreement, (a) at the Closing, Plum shall (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (A) pay as and when due all amounts payable to the holders of Plum Shares pursuant to the Plum Shareholder Redemption, (B) pay the amounts due to the underwriters of Plum’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement (unless waived), (C) pay the amounts due to the Sponsor, directors and officers of Plum as repayment of any unpaid Plum liabilities, (D) pay the Plum Transaction Expenses, (E) pay all income tax or other tax obligations of Plum prior to Closing and (F) pay all remaining amounts then available in the Trust Account to Plum in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise expressly provided in the Trust Agreement.

Section 8.03 SPAC Public Filings.

(a) From the date hereof through the Closing, Plum will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

(b) As promptly as practicable after execution of this Agreement, Plum will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which has been approved by the Company prior to the execution of this Agreement.

Section 8.04 Plum Securities Listing. From the date hereof through the Closing, Plum shall ensure Plum remains listed as a public company on, and for Plum’s Shares to be listed on, the applicable Stock Exchange.

Section 8.05 Plum D&O Indemnification.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of Plum, as provided in Plum’s Governing Documents or otherwise in effect as of the date of this Agreement and immediately prior to the Domestication, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) Plum will perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Plum shall advance expenses in connection with such indemnification as provided in Plum’s Governing Documents or other applicable agreements as in effect immediately prior to the Domestication. The indemnification and liability limitation or exculpation provisions of Plum’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time on or prior to the Closing, were directors or officers of Plum (the “Plum D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Plum D&O Person was a director or officer of Plum prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) Plum shall not have any obligation under this Section 8.05 to any Plum D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Plum D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) If Plum or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Plum or the Company shall assume all of the obligations set forth in this Section 8.05.

(d) The Plum D&O Persons entitled to the indemnification, liability limitation and exculpation set forth in this Section 8.05 are intended to be third-party beneficiaries of this Section 8.05. This Section 8.05 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of Plum and the Company.

Section 8.06 Merger Sub Shareholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, Plum, as the sole shareholder of each Merger Sub, will approve and adopt this Agreement, the other Transaction Documents to which such Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

Section 8.07 Stock Exchange Listing of New Plum Common Shares. Plum shall use its reasonable best efforts to cause New Plum Common Shares issuable in accordance with this Agreement to be approved for listing on the Stock Exchange (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 8.08 Equity Plans. Prior to the Closing Date, the board of directors of Plum shall approve and adopt the Incentive Equity Plan in the form attached hereto as Exhibit C-1 and shall approve and adopt the Employee Stock Purchase Plan in the form attached hereto as Exhibit C-2.

Section 8.09 Section 16 Matters. Prior to the First Effective Time, Plum shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the New Plum Common Shares that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Plum to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

ARTICLE IX

JOINT COVENANTS

Section 9.01 Post-Closing Plum Board of Directors and Officers.

(a) The Parties shall take all such action within their respective power as may be necessary or reasonably appropriate such that effective immediately after the Closing: (i) the board of directors of Plum shall consist of between six (6) and nine (9) directors, which shall be divided into three (3) classes, designated Class I, II and III, who shall serve staggered multi-year terms (Class I directors will serve an initial two-year term, Class II directors will serve an initial three-year term and Class III directors will serve an initial three-year term); (ii) the members of the board of directors of Plum are the individuals determined in accordance with Section 9.01(b); (iii) the members of the compensation committee, audit committee and nominating committee of the board of directors of Plum are the individuals determined in accordance with Section 9.01(c); and (iv) the officers of Plum and the Surviving Entity (collectively, the “Officers”) are the individuals determined in accordance with Section 9.01(d).

(b) Prior to the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act and in accordance with Section 9.01(a), the Sponsor and the Company shall designate the directors that will be on the board of directors of Plum immediately after the Closing, as follows: (i) the Sponsor shall designate one (1) individual (the “Sponsor Designee”) to the initial board of directors immediately after the Closing as a Class I director; (ii) the Company shall designate between five (5) and eight (8) individuals (each, a “Company Designee”) to the initial board of directors immediately after the Closing, at least two of which shall be a Class I director, at least two of which shall be a Class II director the remainder of which shall a Class III director; and (iii) Plum and the Company shall mutually agree to designate one (1) individual (the “Agreed Designee”) to the initial board of directors immediately after the Closing, which shall be designated to such other director class positions as mutually agreed by the Sponsor and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either the Sponsor or the Company). Notwithstanding anything herein to the contrary, at least twenty percent (20%) of the board of directors of Plum immediately after the Closing shall be filled by candidates who bring gender, racial and/or ethnic diversity to the board of directors of Plum.

(c) Prior to the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Company may designate each director that will serve as a member of the compensation committee, the audit committee or the nominating committee of the board of directors of Plum immediately after the Closing, subject to applicable listing rules of the applicable Stock Exchange and applicable securities Laws.

(d) The individuals identified on Schedule 9.01(d) shall be Officers immediately after the Closing, with each such individual holding the title set forth opposite his or her name. In the event that any such individual identified on Schedule 9.01(d) is unwilling or unable (whether due to death, disability, termination of service, or otherwise) to serve as an Officer, then, prior to the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Company may, with the prior written consent of the Sponsor (such consent not to be unreasonably withheld, conditioned or delayed by the Sponsor), determine another individual to serve as such Officer and, if the Sponsor provides its consent, Schedule 9.01(d) shall automatically be deemed amended to include such replacement individual as an Officer in lieu of, and to serve with the same title as, the individual so replaced.

Section 9.02 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall: (a) use reasonable best efforts to assemble, prepare and, as soon as practicable following the date of this Agreement, file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as reasonably practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as practicable the Transactions, including using reasonable best efforts to obtain all material approvals of Governmental Authorities that any of Plum, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions; provided that in no event shall a Party be obligated to bear any material expense, pay any material fee or grant any material concession in connection with obtaining any such approvals; provided, however, that (A) the Company shall pay the HSR Act filing fee and any filing fee required under any Foreign Antitrust Laws; and (B) each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such approvals, and (C) take such other action as may reasonably be necessary or as any other Party may reasonably request to satisfy the conditions of the other Parties set forth in Article X or otherwise to comply with this Agreement. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the Transactions as promptly as practicable (and in any event within fourteen (14) days) following the date of this Agreement, (ii) make any appropriate filings or take, or cause to be taken, any required actions pursuant to any Foreign Antitrust Laws set forth on Schedule 10.01(a) with respect to the Transactions as promptly as practical following the date of this Agreement and (iii) provide a reasonably complete response (and in the case of a formal request, i.e., a “Second Request,” a substantially compliant response) as promptly as practicable to any requests by any Governmental Authority for additional information and documentary material that may be requested pursuant to the HSR Act or under any Foreign Antitrust Laws set forth on Schedule 10.01(a). The Parties shall promptly inform the other of any substantive communication between itself and any Governmental Authority regarding any of the Transactions. Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, and (b) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or under any Foreign Antitrust Laws set forth on Schedule 10.01(a) or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior consent of the other Parties. Nothing in this Section 9.02 obligates any Party or any of its Affiliates to agree to (i) sell, license, or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of the Company, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign, or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except (i) as expressly contemplated by this Agreement or any other Transaction Document, (ii) as required by applicable Law, (iii) as set forth in Section 9.02(a), or (iv) with such other Parties’ prior written consent.

(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Parties shall give counsel for the other Parties a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed material written communication to any Governmental Authority relating to the Transactions. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person, videoconference or by telephone, with any Governmental Authority in connection with the Transactions unless it consults with the other Parties, in advance and, to the extent not prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate in such meeting or discussion. Notwithstanding the foregoing, any materials shared may be redacted before being provided to the other Parties (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns.

(c) Without limiting the foregoing, the Parties shall use commercially reasonable efforts to (i) consummate the transactions contemplated by the Company Financings; (ii) satisfy in all material respects on a timely basis all conditions and covenants applicable to it in the Contracts for the Company Financing and otherwise comply with their obligations thereunder; (iii) in the event that all conditions in the Contracts for a Company Financing (other than conditions whose satisfaction is controlled by a Party or their Affiliates and other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate the transactions contemplated by the Company Financings; (iv) confer with each other regarding timing of the closing of transactions contemplated by the Company Financings; and (v) enforce their rights under the Contracts for the Company Financing in the event that all conditions in such Contracts for a Company Financing (other than conditions whose satisfaction is controlled by a Party or any of their Affiliates and other than conditions that by their nature are to be satisfied at the Closing) have been satisfied.

Section 9.03 Registration Statement/Proxy Statement; Plum Special Meeting.

(a) Registration Statement/Proxy Statement.

(i) As promptly as practicable (and, in any event, within thirty (30) days following the delivery of the Closing Company Financial Statements) following the date of this Agreement, Plum and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), and, Plum shall file with the SEC, the Registration Statement/Proxy Statement (it being understood that the Registration Statement/Proxy Statement shall include a proxy statement/prospectus which will be used for the Special Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with, and as required by, Plum’s Governing Documents, applicable Law and any applicable rules and regulations of the SEC or the Stock Exchange). Each of Plum and the Company shall use its reasonable best efforts to (A) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company, the provision of financial statements for the Company for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (B) promptly notify the other Parties of, reasonably cooperate with each other Party with respect to and respond promptly to, any comments of the SEC or its staff; (C) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (D) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. Without limiting the generality of the foregoing, the Company and Plum shall reasonably cooperate in connection with the preparation for inclusion in the Registration Statement/Proxy Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required for the Registration Statement/Proxy Statement. Notwithstanding anything to the contrary contained herein, all filing fees for and in relation to the Registration Statement/Proxy Statement shall be borne solely by the Company.

(ii) Plum and Merger Subs, on the one hand, and the Company, on the other hand, shall promptly furnish to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 9.03(a) or for including in any other statement, filing, notice or application made by or on behalf of Plum to the SEC or the Stock Exchange in connection with the Transactions contemplated, including using reasonable best efforts to deliver customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC or to be submitted in connection therewith as described in Section 9.05(h). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (A) such Party shall promptly inform, in the case of Plum, the Company, or, in the case of the Company, Plum, thereof; (B) such Party shall prepare and mutually agree upon with, in the case of Plum, the Company, or, in the case of the Company, Plum (such agreement not to be unreasonably withheld, conditioned or delayed by any Party), an amendment or supplement to the Registration Statement/Proxy Statement; (C) Plum shall file such mutually agreed upon amendment or supplement with the SEC; and (D) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Plum Holders. Plum shall promptly advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of New Plum Common Shares for offering or sale in any jurisdiction, and Plum shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(iii) Each of the Parties shall use its reasonable best efforts to ensure that none of the information related to such Party or any of such Party’s Representatives supplied by such Party or on such Party’s behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is filed with the SEC, at each time at which it is amended or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) Plum Special Meeting. As promptly as reasonably practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, Plum shall (i) duly give notice of a special meeting of the Plum shareholders, which may also be the annual meeting of the Plum shareholders if applicable (the “Special Meeting”), (ii) cause the proxy statement included in the Registration Statement/Proxy Statement to be mailed to the Plum shareholders and (iii) duly convene and hold the Special Meeting, in each case, in accordance with the Governing Documents of Plum and applicable Law, for the purposes of obtaining the Required Plum Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a Plum Shareholder Redemption. Plum shall, through its board of directors, recommend to its shareholders the (i) adoption and approval of this Agreement and the other Transaction Documents to which Plum is a party and the Transactions and include such recommendation in the Registration Statement/Proxy Statement (the “Business Combination Proposal”); (ii) adoption and approval of any other proposals as either the SEC or Stock Exchange (or the respective staff members thereof) may indicate are necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto, and of any other proposals reasonably agreed by Plum and the Company as necessary or appropriate in connection with the consummation of the Transactions; (iii) adoption and approval of the Mergers, along with the documents relating thereto and the transactions contemplated thereby (the “Merger Proposals”); (iv) adoption and the approval of the Domestication (the “Domestication Proposal”); (v) the adoption and approval of the Post-Closing Certificate of Incorporation and the Post-Closing Bylaws (the “Charter Proposal”); (vi) the adoption and approval of the Incentive Equity Plan and Employee Stock Purchase Plan; (vii) the adoption and approval, on a non-binding, advisory basis, of certain differences between the Governing Documents of Plum as in effect as of such time and the Post-Closing Certificate of Incorporation and the Post-Closing Bylaws; and (viii) the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (vi) together, the “Transaction Proposals”); provided that Plum may postpone or adjourn the Special Meeting (A) to solicit additional proxies for the purpose of obtaining the Plum Shareholder Approval, (B) for the absence of a quorum, or (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Plum has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Plum Holders prior to the Special Meeting; provided, further, that, (i) with respect to adjournments permitted by clauses (A), (B) or (C), Plum shall use commercially reasonable efforts to adjourn the Special Meeting on a date that is no more than fifteen (15) Business Days following the most recently adjourned meeting or thirty (30) Business Days after the original date of the Special Meeting or, with the consent of the Company, on a date that is beyond the Termination Date and (ii) with respect to adjournments permitted by clause (C), Plum shall adjourn the Special Meeting on a date that is no more than ten (10) days following the original date of the Special Meeting or, with the consent of the Company, on a later date. The board of directors of Plum shall not withdraw, amend, qualify or modify the recommendation to its shareholders that is contemplated by this Section 9.03(b).

Section 9.04 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any nonpublic information to any Person in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) make any filings with the SEC in connection with a public offering of any Equity Securities or other securities of the Company (or any Subsidiary or successor of the Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (other than Plum or Merger Subs) to do or seek to do any of the foregoing. The Company agrees to (A) notify Plum promptly (within 24 hours) upon receipt of any Company Acquisition Proposal by the Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal), and (B) keep Plum reasonably informed on a current basis (within 24 hours) of any modifications to such offer or information.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Plum shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Plum Acquisition Proposal; (ii) furnish or disclose any nonpublic information to any Person in connection with, or that could reasonably be expected to lead to, a Plum Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Plum Acquisition Proposal; (iv) make any filings with the SEC in connection with a public offering of any Equity Securities or other securities of Plum (or any Subsidiary or successor of Plum); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (other than the Company) to do or seek to do any of the foregoing. Plum agrees to (A) notify the Company promptly (within 24 hours) upon receipt of any Plum Acquisition Proposal, and to describe the material terms and conditions of any such Plum Acquisition Proposal in reasonable detail (including the identity of the Person making such Plum Acquisition Proposal), and (B) keep the Company reasonably informed on a current basis (within 24 hours) of any modifications to such offer or information.

Section 9.05 Tax Matters.

(a) Notwithstanding anything to the contrary contained herein, each Party shall pay its transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions as required by applicable Law. Each Party shall also, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, Plum or the Company will join in the execution of any such Tax Returns.

(b) The Parties intend that (i) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (ii) the Mergers, taken together, shall be viewed as a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321, that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 9.05(b) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(c) The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(d) No Party shall, and no Party shall permit or cause their respective Affiliates to, take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Transactions from qualifying for the Intended Tax Treatment.

(e) Each of the Parties shall (and shall cause their respective Affiliates to) cooperate reasonably, as and to the extent reasonably requested by any other Party, in connection with the filing of relevant Tax Returns, and any Tax Proceeding. Such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax Proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the shareholders of Plum prior to the Transactions information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Plum’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(f) At or prior to the Closing, the Company shall deliver or cause to be delivered to Plum (i) a certificate of the Company certifying that the Company is not, and has not been, a United States real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code and (ii) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

(g) (i) Each Company Shareholder that is a “United States person” within the meaning of Section 7701(a)(30) of the Code shall deliver to the Exchange Agent a properly completed and duly executed IRS Form W-9; and (ii) each Company Shareholder that is not a “United States person” shall deliver to the Exchange Agent a properly completed and duly executed applicable IRS Form W-8.

(h) If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, Plum and the Company shall deliver to both Lane & Waterman LLP (or other tax counsel retained by Plum of national standing) and Fenwick & West LLP, customary Tax representation letters satisfactory to each of such counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Lane & Waterman LLP (or other tax counsel retained by Plum of national standing) shall furnish an opinion, subject to customary assumptions and limitations, with respect to the Intended Tax Treatment as it applies to the Domestication and, if required, Fenwick & West LLP shall furnish an opinion, subject to customary assumptions and limitations, with respect to the Intended Tax Treatment as it applies to the Mergers.

Section 9.06 Confidentiality; Access to Information; Publicity.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference and shall apply to such disclosures. The Confidentiality Agreement shall survive the Closing in accordance with its terms.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Plum and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of the Company (in a manner so as to not interfere with the normal business operations of the Company); provided that such access may be limited by the Company in response to changes in the manner in which the Company has conducted its business in response to or as a consequence of COVID-19 (collectively, “COVID-19 Changes”) to the extent reasonably necessary (i) to protect the health and safety of the Company and its managers, officers, directors, partners, members, equityholders, employees, advisors, consultants, agents or other representatives, or customers, lessors, suppliers, vendors or other commercial partners or (ii) in order to comply with any applicable COVID-19 Measures (provided that, in case of each of clauses (i) and (ii), the Company shall use reasonable best efforts to provide (A) such access as can reasonably be provided (or otherwise convey such information regarding the applicable matter as can reasonably be conveyed, including through remote communication) or (B) such information, in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures), regarding the Company and its business as is reasonably available to the Company. Notwithstanding the foregoing, the Company shall not be required to provide to Plum or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (D), the Company shall use reasonable best efforts to provide (1) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) such information in a manner without violating such privilege, doctrine, Contract, obligation or Law); (ii) if such information is not reasonably available to the Company, or (iii) if the Company, on the one hand, and Plum or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), as promptly as reasonably practicable provide written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Plum shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of Plum (in a manner so as to not interfere with the normal business operations of Plum); provided that such access may be limited by Plum in response to COVID-19 Changes to the extent reasonably necessary (i) to protect the health and safety of Plum and its managers, officers, directors, partners, members, equityholders, employees, advisors, consultants, agents or other representatives, or customers, lessors, suppliers, vendors or other commercial partners or (ii) in order to comply with any applicable COVID-19 Measures (provided that, in case of each of clauses (i) and (ii), Plum shall use reasonable best efforts to provide (i) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed, including through remote communication) or (ii) such information, in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Notwithstanding the foregoing, Plum shall not be required to provide to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which Plum is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of Plum with respect to confidentiality, nondisclosure or privacy or (D) jeopardize protections afforded to Plum under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (D), Plum shall use reasonable best efforts to provide (1) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) such information in a manner without violating such privilege, doctrine, Contract, obligation or Law); or (ii) if Plum, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Plum shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(d) Subject to Section 9.06(e), none of Parties or any of their respective Affiliates shall issue any press release or make any public announcement or other communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of, prior to the Closing, the Company and Plum or, after the Closing, the Sponsor, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that each Party, the Sponsor and their respective Representatives may issue or make, as applicable, any such press release, public announcement or other communication (i) if such press release, public announcement or other communication is required by applicable Law, in which case, (A) prior to the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (1) if the disclosing Person is Plum or a Representative of Plum, reasonably consult with the Company in connection therewith and provide the Company with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith or (2) if the disclosing Party is the Company or a Representative of the Company, reasonably consult with Plum in connection therewith and provide Plum with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith or (B) after the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (1) if the disclosing Person is the Sponsor or a Representative of the Sponsor, reasonably consult with Plum in connection therewith and provide Plum with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith and (2) if the disclosing Person is Plum, the Company or a Representative thereof, reasonably consult with the Sponsor in connection therewith and provide the Sponsor with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith; (ii) to the extent such press release, public announcement or other communication contains only information previously disclosed in accordance with this Section 9.06(d); and (iii) to Governmental Authorities in connection with any consents required to be made under this Agreement, the other Transaction Documents or in connection with the Transactions. Notwithstanding anything to the contrary in this Section 9.06(d) or otherwise in this Agreement, the Parties agree that Plum, the Sponsor and their respective Representatives may provide general information about the subject matter of this Agreement, the other Transaction Documents and the Transactions to any direct or indirect former, current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(e) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Plum prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, Plum shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Plum shall consider such comments in good faith. The Company, on the one hand, and Plum, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Plum, as applicable) a press release announcing the consummation of the Transactions (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by Plum and the Company prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Plum shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and Plum prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Plum, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing. Other than the Signing Press Release and the Closing Press Release, the Parties agree that neither they nor their Representatives shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other Party.

Section 9.07 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

Section 9.08 Shareholder Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, each Party shall each notify the other Party in writing promptly after learning of any stockholder demands or other stockholder Proceedings (including derivative claims) relating to the Transaction Documents or the Transactions (collectively, the “Transaction Litigation”) commenced against such Party or any of their respective Representatives (in their capacity as a representative of such Party) or Subsidiaries. Each Party shall (a) keep the other Party reasonably informed regarding any Transaction Litigation, (b) give the other Party the opportunity to, at its own cost and expense, participate in (but not control) the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other Party in connection with the defense, settlement and compromise of any such Transaction Litigation, (c) shall give due consideration to the other Party’s advice with respect to such litigation and shall not settle any such Transaction Litigation if and to the extent all such settlement payments exceed $300,000 in the aggregate without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, and (d) reasonably cooperate with the other Party with respect to any such Transaction Litigation.

Section 9.09 Extension of Time to Consummate a Business Combination.

(a) Plum has prepared and filed with the SEC a definitive proxy statement (such definitive proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) to amend Plum’s Governing Documents to extend the period of time Plum is afforded under its Governing Documents to consummate a business combination to a date that is at, or provides Plum with the option to extend such period to, at the earliest the Termination Date (or such earlier date as the parties may agree in writing) (the “Extension Proposal”). Plum shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on any amendments or supplements to the Extension Proxy Statement, and any responses to comments from the SEC or its staff or the provision of additional information in connection therewith, prior to filing or delivery of the same with or to the SEC. Plum shall consider the comments of the Company in good faith. Plum, with the assistance and written approval of the Company, will promptly respond to any SEC comments on the Extension Proxy Statement and will use all commercially reasonable efforts to cause the Extension Proxy Statement to be cleared by the SEC as promptly as practicable after such filing. Plum will advise the Company promptly after: (A) the filing of any supplement or amendment to the Extension Proxy Statement; (B) any request by the SEC for amendment of the Extension Proxy Statement; (C) any comments from the SEC relating to the Extension Proxy Statement and responses thereto (and shall provide the Company with a copy or, in the case of oral communications, summary of such comments); (D) requests by the SEC for additional information (and shall provide the Company with a copy or, in the case of oral communications, summary of such request); and (E) any other communication, whether written or oral, from the SEC (and shall provide the Company with a copy or, in the case of oral communications, summary of such communication).

(b) Plum has commenced the distribution of the Extension Proxy Statement to holders of Plum Shares and (w) having, prior to the distribution of the Extension Proxy Statement, established the record date therefor, and having duly called and authorized the delivery of notice of special meeting of its shareholders (the “Extension Meeting”) in accordance with Plum’s Governing Documents, subject to Plum’s right to adjourn the Extension Meeting as provided in this Agreement, (x) shall solicit proxies from the holders of Plum Shares to vote in favor of the Extension Proposal, and shall duly convene and hold the Extension Meeting for the purposes of obtaining the Extension Approval, (y) shall use its reasonable best efforts to obtain, from the holders of Plum Shares the Extension Approval and (z) shall provide its shareholders with the opportunity to elect to convert their Plum Shares into a pro rata portion of the Trust Account in connection with the extension as provided for in Plum’s Governing Documents. Plum may only adjourn the Extension Meeting, by not more than ten (10) Business Days for any such adjournment, (i) to solicit additional proxies for the purpose of obtaining approval of the Extension Proposal or to attempt to reduce the number of holders that elect to convert their Plum Shares into a pro rata portion of the Trust Account, (ii) if a quorum is not present at the Extension Meeting, for the purpose of obtaining such a quorum, (iii) to amend the Extension Proposal, or (iv) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Plum has determined in good faith after consultation with outside legal counsel and with the Company is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by holders of Plum Shares prior to the Extension Meeting; provided that the Extension Meeting is reconvened as promptly as practical thereafter. Plum agrees that if the Extension Approval shall not have been obtained at any such Extension Meeting, then Plum shall continue until March 18, 2022 to take all such necessary actions and hold additional Extension Meetings in order to obtain the Extension Approval. If approval has not been obtained by March 18, 2022, Plum may cease seeking to have the Extension Proposal approved.

(c) Plum and the Company shall each comply with all applicable provisions of and rules under the Exchange Act in all material respects in the preparation, filing and distribution of the Extension Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Extension Meeting. Without limiting the foregoing, Plum and the Company shall each ensure that the Extension Proxy Statement does not, as of the date on which it is first distributed to holders of Plum Shares, and as of the date of the Extension Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading (provided that no party shall be responsible for the accuracy or completeness of any information relating to another party or any other information furnished by another party for inclusion in the Extension Proxy Statement).

(d) Plum, acting through its board of directors, shall include in the Extension Proxy Statement the recommendation of its board of directors that holders of Plum Shares vote in favor of the Extension Proposal, and shall otherwise use reasonable best efforts to obtain approval thereof. Neither Plum’s board of directors nor any committee or agent or representative thereof shall withdraw (or modify in a manner adverse to the Company), or propose to withdraw (or modify in a manner adverse to the Company) Plum’s board of director’s recommendation holders of Plum Shares vote in favor of the adoption of the Extension Proposal.

(e) If the Extension Proposal provides Plum with the right or the option to extend the period of time it is afforded under its Governing Documents to consummate a business combination to any date prior to, or at, the Termination Date (including any such right or option that may require the payment of any amount by Plum or the Sponsor, or the addition of any such amount in the Trust Account), Plum shall exercise such right, and take all other action necessary, so that the date by which Plum must, under its Governing Documents, consummate a business combination, is on or prior to the earlier of (a) the Termination Date and (b) such date on which this Agreement is terminated in accordance with its terms.

(f) All filing fees, capital contributions, legal fees, costs, expenses for and in relation to any Extension Proxy Statement and Extension Meeting and any other expenses related to the continued listing of Plum Shares on NASDAQ, including but not limited to the cost of any cash inducements to holders of Plum Shares (including additional amounts to be deposited into the Trust Account) shall be borne by Plum, except that the Company shall, within five (5) days of receipt of notice from Plum or Sponsor, pay into the Trust Account or to another account specified by Plum or Sponsor, in cash, fifty percent (50%) of any such cash inducements to be paid by Plum or Sponsor and attributable to any period after May 15, 2023 in which the audit of the Closing Company Financial Statements shall not have been completed, provided that the Company shall not be required to pay more than $80,000 of such cost for each month in such period. Plum shall not issue any of its equity securities, or rights to acquire equity securities, or enter into any Contracts or commitments to do the foregoing, in connection with the Extension Proposal or the solicitation of holders approval of the Extension Proposal without the prior written consent of the Company.

Section 9.10 Required Company Shareholders’ Consent. As promptly as reasonably practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Company shall use its reasonable best efforts to obtain the Required Company Shareholders’ Consent.

ARTICLE X

CONDITIONS TO OBLIGATIONS

Section 10.01 Conditions to Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) the applicable waiting period or consent under the HSR Act and any Foreign Antitrust Law set forth on Schedule 10.01(a) relating to the Transactions shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable and any agreement with the Federal Trade Commission, the Department of Justice Antitrust Division or any other Governmental Authority responsible for enforcing the HSR Act or any Foreign Antitrust Laws set forth on Schedule 10.01(a) shall have expired or been terminated;

(b) no Governmental Order or Law issued by any court of competent jurisdiction or other Governmental Authority or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Required Plum Shareholder Approval shall have been obtained;

(e) the Required Company Shareholders’ Consent shall have been obtained and continue to be in full force and effect; and

(f) after giving effect to the transactions contemplated hereby, Plum shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing.

Section 10.02 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) Plum shall not have received any notice of non-compliance from NASDAQ, (ii) the New Plum Common Shares shall have been approved for listing on the applicable Stock Exchange, subject only to official notice of issuance thereof, and (iii) Plum shall satisfy all applicable initial and continuing listing requirements of the applicable Stock Exchange;

(b) (i) the Plum Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 6.14(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of each Merger Sub in Article V and Plum in Article VI (other than the Plum Fundamental Representations and the representations and warranties set forth in Section 6.14(a)) contained in this Agreement shall be true and correct (without giving effect to any limitations as to “materiality” or “Plum Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Plum Material Adverse Effect;

(c) the covenants and agreements of Plum contained in this Agreement to be performed prior to the Closing shall have been performed in all material respects;

(d) since the date of this Agreement, no Plum Material Adverse Effect shall have occurred or be reasonably expected to occur;

(e) Plum’s applicable Governing Documents shall have been amended and restated in the forms of the Post-Closing Certificate of Incorporation and the Post-Closing Bylaws, in each case, in a form prepared by the Company and as consented to in writing by Plum (such consent not to be unreasonably withheld, conditioned or delayed);

(f) the size and composition of the board of directors of Plum shall have been composed as contemplated pursuant to Section 9.01;

(g) the Net Closing Cash shall be at least equal to $35,000,000 and at least fifty percent (50%) of the Net Closing Cash shall be proceeds of Closing Equity Liquidity; and

(h) at or prior to the Closing, Plum shall have delivered, or caused to be delivered, to the Company the following documents:

(i) a certificate, signed by an officer of Plum, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.02(a) and Section 10.02(c) have been fulfilled;

(ii) the Registration Rights Agreement duly executed by the Sponsor, in a form and substance reasonably satisfactory to the Company; and

(iii) the Extension Approval shall have been obtained, if necessary.

Section 10.03 Additional Conditions to Obligations of Plum. The obligations of Plum to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by Plum of the following further conditions:

(a) (i) the Company Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.19 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (iii) the representations and warranties of the Company set forth in Article IV (other than the Company Fundamental Representations and the representations and warranties set forth in Section 4.19) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by any of the Company under this Agreement;

(c) since the date of this Agreement, no Company Material Adverse Effect shall have occurred; and

(d) at or prior to the Closing, the Company, as applicable, shall have delivered, or caused to be delivered, to Plum the following documents:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 10.03(a) and Section 10.03(b) are satisfied, in a form and substance reasonably satisfactory to Plum;

(ii) the Registration Rights Agreement duly executed by the Major Company Shareholders, in a form and substance reasonably satisfactory to Plum;

(iii) a Company Lock-Up Agreement duly executed by each Locked-Up Company Person, substantially in the form attached hereto as Exhibit D; and

(iv) a termination agreement duly executed by the Company and each applicable Company Shareholder, terminating the Company Shareholder Agreements, in a form and substance reasonably satisfactory to Plum.

Section 10.04 Frustration of Conditions. The Parties agree that the Company may not rely on the failure of any condition set forth in this Article X to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 9.02, or a breach of this Agreement. Plum may not rely on the failure of any condition set forth in this Article X to be satisfied if such failure was proximately caused by Plum’s or a Merger Sub’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 9.02, or a breach of this Agreement.

ARTICLE XI

TERMINATION/EFFECTIVENESS

Section 11.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of the Company and Plum;

(b) by Plum by giving written notice to the Company, if any of the representations or warranties set forth in Article IV shall not be true and correct or if the Company have failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Plum, and (ii) the Termination Date; provided, however, that Plum is not then in material breach of this Agreement so as to prevent the condition to Closing set forth in either in Section 10.02(a) or Section 10.02(c) from being satisfied;

(c) by the Company by giving written notice to Plum, if any of the representations or warranties set forth in Article V or Article VI shall not be true and correct or if Plum or a Merger Sub has failed to perform any covenant or agreement on the part of Plum or a Merger Sub forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either in Section 10.02(a) or Section 10.02(c) would not be satisfied at the Closing and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Plum and (ii) the Termination Date; provided, however, that the Company is not then in material breach of this Agreement so as to prevent the condition to Closing set forth in Section 10.03(a) or Section 10.03(b) from being satisfied;

(d) by either Plum or the Company by giving written notice to the other Party, if the Transactions shall not have been consummated on or prior to the earlier of (a) the date seven (7) months after the initial filing of the Registration Statement / Proxy Statement with the SEC and (b) ten (10) months from the date of execution of this Agreement (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 11.01(d) shall not be available to Plum if Plum’s or a Merger Sub’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date and (ii) the right to terminate this Agreement pursuant to this Section 11.01(d) shall not be available to the Company if the Company’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date;

(e) by either Plum or the Company by giving written notice to the other Party, if any Governmental Authority shall have issued a Governmental Order or taken any other action enjoining, restraining or otherwise prohibiting the Transactions beyond the Termination Date and such Governmental Order or other action shall have become final and nonappealable;

(f) by either Plum or the Company by giving written notice to the other Party, if the Special Meeting has been held (including any adjournment or postponement thereof), has concluded, the Pre-Closing Plum Holders have duly voted and the Required Plum Shareholder Approval was not obtained;

(g) by Plum by giving written notice to the Company, if a Restricted Company Shareholder has failed to perform any covenant or agreement on the part of such Restricted Company Shareholder forth in the Company Support Agreement such that the condition to Closing set forth in Section 10.01(e) would not be satisfied at the Closing and the failure to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Plum and (ii) the Termination Date;

(h) by Plum by giving written notice to the Company, if the Required Company Shareholders’ Consent is, at any time after the Required Company Shareholders’ Consent has been obtained pursuant to Section 9.10, no longer valid or is otherwise revoked or rescinded at any time;

(i) by the Company at any time on or after May 2, 2023 by giving written notice to Plum, if the Second Bridge Funding shall not have occurred on or before May 2, 2023 or shall not have provided net proceeds to the Company of at least $4,000,000; provided, however, that Plum may satisfy this condition by securing net cash proceeds from the issuance and sale of equity securities of the Company meeting the terms of Closing Equity Liquidity;

(j) by the Company at any time on or after June 2, 2023 by giving written notice to Plum, if the Third Bridge Funding shall not have occurred on or before June 2, 2023 or shall not have provided net proceeds to the Company of at least $2,000,000; provided, however, that Plum may satisfy this condition by securing net cash proceeds from the issuance and sale of equity securities of the Company meeting the terms of Closing Equity Liquidity;

(k) by the Company at any time if the Plum Shares are no longer listed on the Nasdaq Stock Market by giving written notice to Plum; or

(l) by either Plum or the Company by giving written notice to the other Party, if the Extension Approval was not obtained on or before March 18, 2023.

Section 11.02 Effect of Termination. Except as otherwise set forth in this Section 11.02 or Section 12.14, in the event of the termination of this Agreement pursuant to Section 11.01, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 7.02 (Trust Account Waiver), Section 9.06 (Confidentiality; Access to Information; Publicity), this Section 11.02 (Effect of Termination), Article XII (Miscellaneous) and Section 1.01 (Definitions) (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties, and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 11.01 shall not affect any Liability on the part of any Party for a willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination or actual fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article IV, Article V or Article VI (as applicable).

ARTICLE XII

MISCELLANEOUS

Section 12.01 Waiver. The Company prior to the Closing and Plum, by action taken by its board of directors or officers thereunto duly authorized, after the Closing may (a) extend the time for the performance of any of the obligations or other acts of Plum set forth herein, (b) waive any inaccuracies in the representations and warranties of Plum set forth herein or (c) waive compliance by Plum with any of the agreements or conditions set forth herein. Plum prior to the Closing Date and the Sponsor after the Closing Date may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party granting such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 12.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to Plum, Merger Subs or the Surviving Entity:

Plum Acquisition Corp. I

2021 Fillmore St. #2089

San Francisco, California

Attn: Kanishka Roy; Mike Dinsdale

with a copy (which shall not constitute notice) to:

Lane & Waterman LLP

220 N. Main St. Ste. 600

Davenport, Iowa 52801

Attn: C. Dana Waterman III

(b) If to the Company:

Sakuu Corporation

5870 Hellyer Ave #50

San Jose, CA 95138

Attn: Robert Bagheri

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California St

Mountain View, CA 94041

Attn: David K. Michaels

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 12.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.03 shall be null and void, ab initio.

Section 12.04 Rights of Third Parties. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 7.03 and Section 8.05, the last sentence of this Section 12.04, Section 12.15 and Section 12.16, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 9.01, Section 9.06(b) and Section 12.09.

Section 12.05 Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all unpaid Company Transaction Expenses and Plum shall pay, or cause to be paid, all unpaid Plum Transaction Expenses and (b) if the Closing occurs, then Plum shall pay, or cause to be paid, all unpaid Company Transaction Expenses and all unpaid Plum Transaction Expenses.

Section 12.06 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.07 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in Sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Plum Disclosure Schedules corresponding to any Section or subsection of Article IV (in the case of the Company Disclosure Schedules) or Article V and Article VI (in the case of the Plum Disclosure Schedules) shall be deemed to have been disclosed with respect to every other Section and subsection of Article IV (in the case of the Company Disclosure Schedules) or Article V and Article VI (in the case of the Plum Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article IV, Article V or Article VI may include matters that are not required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 12.08 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the other Transaction Documents and that certain Confidentiality Agreement in effect among the Parties (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties, except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 12.09 Amendments. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) Plum, on the one hand, and the Company, on the other hand, prior to the Closing and (b) Plum, after the Closing; provided, however, that none of the provisions that survive the Closing in respect of which the Sponsor is an express third-party beneficiary pursuant to this Agreement shall be amended or modified without the prior written consent of the Sponsor. This Agreement may not be modified or amended, except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 12.09 shall be void, ab initio.

Section 12.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 12.11 Governing Law. This Agreement, the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and any claim, action, suit, dispute, or controversy arising out of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law principle, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Laws of the Cayman Islands shall also apply to the Domestication).

Section 12.12 Consent to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, any federal court within State of Delaware) for the purposes of any Proceeding (a) arising under this Agreement or under any other Transaction Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any other Transaction Document or any of the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or under any other Transaction Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any other Transaction Document or any of the Transactions, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 12.12 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Proceeding commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 12.02 shall be effective service of process for any such Proceeding.

Section 12.13 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 12.13.

Section 12.14 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any other Transaction Document in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Document, and (b) the right of specific enforcement is an integral part of the Transactions and, without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions of this Agreement or any other Transaction Document in accordance with this Section 12.14 shall not be required to provide any bond or other security in connection with any such injunction.

Section 12.15 Non-Recourse. Subject in all respects to the last sentence of this Section 12.15, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder,

Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 12.15 shall limit, amend or waive any rights or obligations of any party to any Transaction Document with respect to the other parties thereto.

Section 12.16 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and all of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall terminate and expire upon the occurrence of the Closing (and there shall be no Liability after the Closing in respect thereof), in each case, except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this Article XII.

Section 12.17 Acknowledgements.

(a) Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the representations and warranties of the Company in Article IV constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (iii) the representations and warranties of Plum and each Merger Sub in Article V and Article VI constitute the sole and exclusive representations and warranties of Plum and Merger Subs; (iv) except for the representations and warranties of the Company in Article IV and the representations and warranties of Plum and each Merger Sub in Article V and Article VI, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of such Party or its Subsidiaries or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (v) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the representations and warranties of the Company in Article IV and the representations and warranties of Plum and each Merger Sub in Article V and Article VI, and the other representations and warranties expressly made by a Person in the Sponsor Letter Agreement, the Company Support Agreements, the Registration Rights Agreement and the Company Lock-Up Agreements. The foregoing does not limit any rights of any Party pursuant to any Transaction Document against any other Party pursuant to such Transaction Document to which it is a party or of which it is an express third party beneficiary. Except as otherwise expressly set forth in this Agreement, Plum understands and agrees that any assets, properties and business of the Company are furnished “as is,” “where is” and subject to and except for the representations and warranties of the Company in Article IV or as provided in any certificate delivered in accordance with Section 10.03(d)(i) with all faults and without any other representation or warranty of any nature whatsoever. Nothing in this Section 12.17(a) shall relieve any Party of liability in the case of intentional fraud committed by such Party.

(b) Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Proceedings and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses prior to the Closing or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each Party acknowledges and agrees that it will not assert, institute or maintain any Proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 12.17. Notwithstanding anything herein to the contrary, nothing in this Section 12.17(b) shall preclude any Party from seeking any remedy for actual and intentional fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article IV, Article V or Article VI (as applicable). Each Party shall have the right to enforce this Section 12.17 on behalf of any Person that would be benefitted or protected by this Section 12.17 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 12.17 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the Transactions.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

PLUM ACQUISITION CORP. I

By:	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	Chief Executive Officer and President

PLUM SPAC 1 MERGER SUB, INC.

By:	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	Chief Executive Officer and President

PLUM SPAC 2 MERGER SUB, LLC

By:	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	Chief Executive Officer and President

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

SAKUU CORPORATION

By:	/s/ Robert Bagheri
Name:	Robert Bagheri
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

SCHEDULE 9.01(D)

Officers

Name	Title
Robert Bagheri	Chief Executive Officer
Ramesh Singh	Chief Business Officers
Dr. Karl Littau	Chief Technology Officer

SCHEDULE 10.01(A)

Foreign Antitrust Laws

None.

EXHIBIT A

Form of Company Support Agreement

(See attached.)

EXHIBIT B

Form of Sponsor Letter Agreement

(See attached.)

EXHIBIT C-1

Form of Incentive Equity Plan

(See attached.)

EXHIBIT C-2

Form of Employee Stock Purchase Plan

(See attached.)

EXHIBIT D

Form of Company Lock-Up Agreement

(See attached.)

113

EXECUTION VERSION

Confidential

COMPANY LOCK-UP AGREEMENT

This COMPANY LOCK-UP AGREEMENT (this “Agreement”), dated as of [•]1, 2023, is made by and among Plum Acquisition Corp. I, a Cayman Islands exempted company limited by shares (“Plum”) and the undersigned person who will be issued Plum Shares (as defined below) and/or holder (the “Company Shareholder”) of shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and/or Series A-3 Preferred Stock, in each case, par value $0.0001 per share (“Company Preferred Shares”), and/or shares of Common Stock, par value $0.0001 per share (“Company Common Shares”), as applicable (collectively, the “Company Shares”), of Sakuu Corporation, a Delaware corporation (the “Company”). Plum and the Company Shareholder shall be referred to herein from time to time collectively as the “Parties” and, individually, as a “Party”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 3(d) hereof, shall have the meanings ascribed to such terms in the Combination Agreement (as defined below).

WHEREAS, Plum, Plum SPAC 1 Merger Sub, Inc., a Delaware corporation, Plum SPAC 2 Merger Sub, LLC, a Delaware limited liability company, and the Company entered into that certain Business Combination Agreement, dated as of March 2, 2023 (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, and including the schedules and exhibits thereto, all substantially in the form provided to the Company Shareholder on the date hereof, the “Combination Agreement”);

WHEREAS, pursuant to the Combination Agreement, at the First Effective Time, each Company Common Share (including any Company Common Shares issuable upon the conversion of Company Preferred Shares) will be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of Plum (“Plum Shares”), equal to the Exchange Ratio, upon the terms and subject to the conditions set forth in the Combination Agreement;

WHEREAS, as of the date hereof, the Company Shareholder is the record and beneficial owner of the number of Company Shares set forth on the signature page hereto and, as a result of the Mergers, the Company Shareholder will become entitled to receive in respect of such Company Shares a number of Plum Shares as determined in accordance with the Combination Agreement (such Plum Shares, together with any other Equity Securities of Plum that the Company Shareholder acquires record or beneficial ownership of after the date hereof, collectively, the “Restricted Securities”); and

WHEREAS, the Company Shareholder acknowledges and agrees that Plum would not have entered into and agreed to consummate the transactions contemplated by the Combination Agreement, including the Mergers, without the Company Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

[1]	Note to Draft: To be dated as of the closing of the de-SPAC transaction.

EXECUTION VERSION

Confidential

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Lock-Up Provisions.

(a) The Company Shareholder hereby agrees not to, without the prior written consent of Plum, (1) Transfer any Restricted Securities from and after the Closing and until the date that is one hundred and eighty days (180) days after the date of the Closing (the “Lock-Up Period”); provided, that the Restricted Securities may be Transferred (as defined below) prior to the end of the Lock-Up Period as follows: (i) one-third of the Restricted Securities will be released from the Lock-Up Period if the volume weighted average price (“VWAP”) of the Plum Shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-day trading period, (ii) one-third of the Restricted Securities will be released if the VWAP of the Plum Shares equals or exceeds $15.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-day trading period and (iii) one-third of the Restricted Securities may be released if the VWAP of the Plum Shares equals or exceeds $17.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-day trading period, and (2) from and after the execution of the Combination Agreement and until the end of the Lock-Up Period, directly or indirectly, engage in any short sales or other hedging or derivative transactions in respect of the Restricted Securities; provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by the Company Shareholder made in respect of a Permitted Transfer (as defined below); provided, further, that in any of case of a Permitted Transfer under clauses (A)-(F), it shall be a condition to such Transfer that the transferee executes and delivers to Plum an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to the Company Shareholder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (i) the sale of, offer to sell, contract or agreement to sell, hypothecation, pledge, loan, placing of a lien or other encumbrance on, grant of any option, right or warrant to purchase or other disposal of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, in each case with respect to any security, including any Restricted Security, (ii) entry into any swap, hedging, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, including any Restricted Security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement or disclosure of any action or intention to effect any transaction specified in clause (i) or (ii). As used in this Agreement, the term “Permitted Transfer” shall mean a Transfer made: (A) in the case of the Company Shareholder being an individual, by gift to a member of the individual’s immediate family, or to a trust or other estate planning vehicle, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person; (B) as a bona fide gift, or to a charitable organization or educational institution; (C) in the case of the

EXECUTION VERSION

Confidential

Company Shareholder being an individual or a trust, by virtue of laws of descent and distribution upon death of the Company Shareholder; (D) in the case of the Company Shareholder being an individual, by operation of law pursuant to orders of a court or regulatory agency, a qualified domestic relations order or negotiated divorce settlement; (E) in the case of the Company Shareholder being an entity or trust, to its affiliates, subsidiaries, partners, limited partners, managers, members, equityholders, shareholders, trustors or beneficiaries, or to any investment fund or other entity that controls, is controlled by, manages, is managed by or is under common control with the undersigned (including, for the avoidance of doubt, if the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership and, if the undersigned is a trust, to a trustor or beneficiary of the trust); (F) in the case of a Company Shareholder being an entity or trust, by virtue of applicable Law or the Company Shareholder’s organizational documents upon liquidation or dissolution of the Company Shareholder; (G) in connection with the consummation of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Plum’s shareholders having the right to exchange their Plum Shares for cash, securities or other property; (H) in the case of the Company Shareholder being an entity, to the Company Shareholder’s officers or directors, any affiliate or family member of any of the Company Shareholder’s officers or directors; (I) to the Company pursuant to any contractual arrangement in effect on the date of the Agreement that provides for the repurchase of the Restricted Securities by the Company, provided that such Transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made during the Lock-Up Period in connection with any such Transfer (other than Form 13F filings filed with the SEC); (J) in connection with the conversion of any convertible security into, or the exercise of any option or warrant for, Plum Shares; provided that (i) any such Plum Shares received by the Company Shareholder shall be subject to the terms of this Agreement and (ii) such Transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made during the Lock-Up Period (other than Form 13F filed with the SEC); (K) to a nominee or custodian of a person or entity to whom a Transfer would be permissible under clauses (A) through (I) above; and (J) pursuant to a bona fide tender offer for shares of the Company’s capital stock, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a Change of Control (as defined below) of the Company (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the Company Shareholder may agree to transfer, sell, tender or otherwise dispose of Plum Shares or other securities in connection with such transaction) that has been approved by the Board of Directors of the Company; provided that, in the event that such Change of Control transaction is not consummated, this clause (J) shall not be applicable and the Company Shareholder’s shares and other securities shall remain subject to the restrictions contained in this Agreement; provided, that in the case of any Transfer pursuant to clauses (A) through (H), such Transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made during the Lock-Up Period (other than (1) any required filings on Form 13F, or Schedule 13G under the Exchange Act, and (2) in the case of any Transfer pursuant to clauses (A) and (B), any Form 4 or Form 5 required to be filed under the Exchange Act if the Holder is subject to Section 16 reporting with respect to the Company under the Exchange Act and indicating by footnote disclosure or otherwise the nature of the transfer or disposition). Further, the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer

EXECUTION VERSION

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of Plum Shares shall not be a Transfer, provided that (i) such plan does not provide for the transfer of Plum Shares during the Lock-Up Period and (ii) no filing under the Exchange Act or other public announcement shall be required or shall be voluntarily made during the Lock-Up Period.

For purposes of this Agreement, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transactions or a series of related transactions following the Closing Date, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold in excess of 50% of the outstanding voting securities of the Company (or the surviving entity), provided that, for the avoidance of doubt, the Business Combination shall not constitute a Change of Control.

(b) If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Plum shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Plum may impose stop-transfer instructions with respect to the Restricted Securities of the Company Shareholder (and Permitted Transferees thereof) until the end of the Lock-Up Period.

(c) During the Lock-Up Period, each certificate or book-entry interest evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) For the avoidance of any doubt, the Company Shareholder shall retain all of its rights as a shareholder of Plum during the Lock-Up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities.

(e) At any time during the Lock-Up Period, Plum may, to the extent not prohibited by applicable Law, waive compliance by the Company Shareholder with any of the agreements or conditions for the benefit of Plum set forth herein, as applicable; provided, that any such waiver shall be valid only if set forth in a written instrument signed on behalf of Plum.

2. Representations and Warranties of Company Shareholder. The Company Shareholder represents and warrants to Plum as follows:

(a) The Company Shareholder is (i) an exempted company, corporation, limited liability company, partnership or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

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(b) If the Company Shareholder is not an individual, the Company Shareholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of the Company Shareholder. If the Company Shareholder is an individual, the signature on this Agreement is genuine and such the Company Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company Shareholder and constitutes the valid, legal and binding agreements of the Company Shareholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Parties hereto), enforceable against the Company Shareholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) The execution and delivery of this Agreement by the Company Shareholder does not, and the performance by the Company Shareholder of its obligations hereunder will not, (i) violate any provision of, or result in the breach of, any Law to which the Company Shareholder is subject or by which any property or asset of the Company Shareholder is bound, (ii) if the Company Shareholder is an entity, conflict with or result in a violation of the Governing Documents of the Company Shareholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract (including any Lien on any Plum Shares) binding upon the Company Shareholder and, if the Company Shareholder is an entity, its Equity Securities, or require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by the Company Shareholder of its obligations under this Agreement.

(d) No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company Shareholder with respect to the Company Shareholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act or any consents, notices, approval, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Company Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e) As of the date hereof, there are no Proceedings pending against the Company Shareholder or, to the knowledge of the Company Shareholder, threatened against the Company Shareholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Company Shareholder of its obligations under this Agreement.

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Confidential

3. Miscellaneous.

(a) Effectiveness; Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein (including any rights arising out of any breach of any of such representations, warranties, agreements and covenants), shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (i) the end of the Lock-Up Period, and (ii) the written agreement of Plum and the Company Shareholder. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 3(a) shall not affect any liability on the part of any Party for a breach of any covenant or agreement set forth in this Agreement prior to such termination. The provisions of Section 3 of this Agreement, including this Section 3(a), shall survive any termination of this Agreement.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective Permitted Transferees and permitted successors and assigns. This Agreement and all obligations of the Company Shareholder are personal to the Company Shareholder and may not be transferred or delegated by the Company Shareholder (except to a Permitted Transferee) at any time without the prior written consent of Plum. Plum may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of the Company Shareholder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. The Parties expressly agree that Sections 12.11 (Governing Law), 12.12 (Consent to Jurisdiction) and 12.13 (Waiver of Jury Trial) of the Combination Agreement shall apply to this Agreement as if fully stated herein, mutatis mutandis.

(e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given ) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) (a) in the case of Plum, in accordance with Section 12.02 of the Combination Agreement and (b) in the case of the Company Shareholder, to the address set forth below the Company Shareholder’s name on the signature page to this Agreement, in each case or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

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(f) Amendment. Except as provided in Section 3, this Agreement may be amended or modified only by a written agreement executed and delivered by Plum and the Company Shareholder, and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 3(f) shall be void, ab initio.

(g) Entire Agreement. This Agreement, together with the other agreements referenced herein, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Combination Agreement or any other Transaction Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, obligations or remedies of Plum or the Company Shareholder under any other agreement among any of the Plum or the Company Shareholder or any certificate or instrument executed by any Party in favor of any other Party, and nothing in any other agreement, certificate or instrument shall limit any of the rights, obligations or remedies of Plum or the Company Shareholder under this Agreement.

(h) Further Assurances. From time to time, at another Party’s written request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall use commercially reasonable efforts to execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(i) Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors, accountants and other representatives or consultants, shall be paid by the Party incurring such fees or expenses.

(j) Construction; Interpretation. The term “this Agreement” means this Company Lock-Up Agreement, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to

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Sections are to Sections of this Agreement; and (k) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time. When calculating the period of time before which, within which or following which any action under this Agreement is required to be done, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

(k) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(l) Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

(m) No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Proceeding for breach of this Agreement may only be made against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and persons that are expressly identified as the Parties, and none of the Plum Related Parties or the Shareholder Related Parties (as defined below) shall have any liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. No party shall have any right of recovery in respect hereof against any Plum Related Party or Shareholder Related Party, as applicable, and no personal liability shall attach to any Plum Related Party or Shareholder Related Party through such applicable party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Proceeding or otherwise. The provisions of this Section 3(m) are intended to be for the benefit of, and are enforceable by, the Plum Related Parties and the Shareholder Related Parties and each such Person shall be an express third-party beneficiary of this Section 3(m). This Section 3(m) shall be binding on all successors and assigns of the parties. As used herein, “Shareholder Related Party” means any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Company Shareholder or any Affiliate, family member, representatives and the respective successors and assigns of the foregoing Persons.

(n) Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, may occur in the event that the parties do not perform their respective obligations under the provisions

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of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Party have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

(o) No Presumption Against Drafting Party. Each of the Parties acknowledges that it has participated jointly in the negotiation and drafting of this Agreement and has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

[signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PLUM ACQUISITION CORP. I

By:
Name:
Title:

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

[SHAREHOLDER]

By:
Name:
Title:

Series A Preferred Stock:
Series A-1 Preferred Stock:
Series A-2 Preferred Stock:
Series A-3 Preferred Stock:

Common Stock:

Address for Notice:

Attention:
Facsimile:
E-mail:

Exhibit 10.1

EXECUTION VERSION

Confidential

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of March 2, 2023, is made by and among Plum Partners LLC, a Delaware limited liability company (the “Sponsor”), Plum Acquisition Corp. I, a Cayman Islands exempted company limited by shares (“Plum”), and Sakuu Corporation, a Delaware corporation (the “Company”). The Sponsor, Plum, and the Company shall be referred to herein from time to time collectively as the “Parties” and, individually, as a “Party”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 15 hereof, shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, Plum, the Company, Plum SPAC 1 Merger Sub, Inc., a Delaware Corporation, and Plum SPAC 2 Merger Sub, LLC, a Delaware limited liability company, entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which the parties thereto will consummate the Transactions on the terms and subject to the conditions set forth therein; and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, the Sponsor will agree to (a) vote in favor of approval of all of the Transaction Proposals and not to redeem any shares of Plum held by Sponsor, (b) waive (if applicable) certain adjustments to the conversion ratio set forth in Plum’s Governing Documents with respect to the Plum Class B Shares, (c) terminate the lock-up provisions of that certain Letter Agreement, dated as of March 18, 2021, by and among the Sponsor, Plum, and the other parties thereto (the “Letter Agreement”), and (d) be bound by certain transfer restrictions with respect to its Plum Class B Shares, in each case on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Section 1. Agreement to Vote. Prior to the Termination Date (as defined below), the Sponsor irrevocably and unconditionally agrees that at the meeting of Plum’s shareholders to be convened for the purpose of obtaining the requisite shareholder approval of the Transaction Proposals in connection with the Transactions or any other meeting of Plum’s shareholders (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), the Sponsor shall:

(a) if and when such meeting is held, appear at such meeting or otherwise cause all Covered Shares (as defined below) owned by the Sponsor as of the record date of such meeting to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted (or validly execute and return and cause such consent to be granted with respect to), at such meeting all of the Sponsor’s Covered Shares owned as of the record date for such meeting in favor of each of the Transaction Proposals and any other matters necessary or reasonably requested by Plum for consummation of the Transactions, including any actions necessary to effectuate the matters contemplated by the Transaction Proposals;

(c) vote (or execute and return an action by written consent), or cause to be voted (or validly execute and return and cause such consent to be granted with respect to), at such meeting all of the Sponsor’s Covered Shares owned as of the record date for such meeting in favor of any proposal to adjourn such meeting to a later date (i) to solicit additional proxies for the purpose of obtaining the Plum Shareholder Approval, (ii) for the absence of a quorum, or (iii) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Plum has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Plum Holders; and

(d) vote (or execute and return an action by written consent), or cause to be voted, at such meeting (or validly execute and return and cause such consent to be granted with respect to) all of the Sponsor’s Covered Shares against any other Plum Acquisition Proposal and any other action that (i) would reasonably be expected to materially impede, interfere with, delay, postpone, nullify or adversely affect the Transactions, or (ii) would result in the failure of any condition set forth in Article X of the Business Combination Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement.

For purposes of this Agreement, “Covered Shares” means all Plum Class B Shares held by the Sponsor as of the date hereof together with any Plum Class B Shares acquired by the Sponsor after the date hereof, and any common stock of Plum issued on conversion of any such Plum Class B Shares.

Section 2. Redemption; Other Agreements.

(a) Unless this Agreement shall have been terminated in accordance with Section 7, the Sponsor agrees that the Sponsor shall not effect a Plum Shareholder Redemption.

(b) The Parties acknowledge that Sponsor may, in its sole discretion, provide up to fifty (50%) percent of the Covered Shares to third parties to facilitate support for and consummation of the Transaction Proposals, including, without limitation, incentives to provide interim financing and to secure approval of the Extension Proposal, which shall not be subject to the provisions of this Agreement, provided that if the Company shall enter into any agreement or commitment sourced by Sponsor for Indebtedness that either (a) is a Bridge Financing and, under the definition of “First Bridge Financing” or “Second Bridge Financing” in the Business Combination Agreement, is deemed to be reasonably satisfactory to the Company, or (b) constitutes Closing Indebtedness Liquidity, and which, under the definition thereof in the Business Combination Agreement, is deemed to be reasonably satisfactory to the Company, Sponsor shall contribute to the Company, upon the Effective Time, Covered Shares representing 50% of the amount of any shares of common stock of Plum that the Company is required to deliver to the lender thereof in connection with the funding of such Indebtedness.

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(c) Sponsor agrees to transfer to Plum, Five hundred thousand (500,000) Covered Shares, for cancellation, upon issuance by Plum to Polar Multi-Strategy Master Fund (“Polar”) of Common Stock of Plum on conversion of Common Stock of the Company issued to Polar as provided in one certain Subscription Agreement between the Company and NPIC dated March 2, 2023 (the “Subscription Agreement”), concurrently the Closing; and

(d) If the Extension Proposal provides Plum with the right or the option to extend the period of time it is afforded under its Governing Documents to consummate a business combination to any date prior to, or at, the Termination Date (including any such right or option that may require the payment of any amount by Plum or the Sponsor, or the addition of any such amount in the Trust Account), Plum and Sponsor shall exercise such right, and take all other action necessary, so that the date by which Plum must, under its Governing Documents, consummate a business combination, is on or prior to the earlier of (i) the Termination Date and (ii) such date on which this Agreement is terminated in accordance with its terms.

(e) Sponsor hereby acknowledges that, pursuant to the Administrative Services Agreement dated March 18, 2021 between Sponsor and Plum, Plum pays the Sponsor (i) $10,000 per month for certain office space, secretarial and administrative services, (ii) the reasonable costs of salaries, benefits and out-of-pocket expenditures incurred in connection with the services provided to Plum by the employees, consultants and or members of Sponsor or its Affiliates, and (iii) the reasonable fees in connection with the Transaction. As of the date hereof, Plum does not owe Sponsor for any such obligations. From and after the date hereof, Plum may pay Sponsor for the expenses described in clause (ii) pursuant to the Administrative Support Agreement consistent with past practices. Plum will not owe Sponsor any payments in connection with or arising out of clauses (i) and (iii).

Section 3. Waiver of Anti-dilution Protection. With respect to its Covered Shares, the Sponsor hereby waives and agrees to refrain from asserting or perfecting, subject to, conditioned upon and effective as of immediately prior to, the occurrence of the Closing (for itself and for its successors and assigns), to the fullest extent permitted by Law and the Governing Documents of Plum, any rights to adjustment of the conversion ratio with respect to the Covered Shares owned by the Sponsor set forth in the Governing Documents of Plum. Notwithstanding anything to the contrary contained herein, the Sponsor does not waive, or agree to refrain from asserting or perfecting any rights in the event the Business Combination Agreement is terminated. If the Business Combination Agreement is terminated, this Section 3 shall be deemed null and void ab initio.

Section 4. Termination of Class B Shares Lock-up Period.

(a) The Sponsor, Plum and the undersigned Insiders (as defined in the Letter Agreement) hereby agree that effective as of the date hereof:

(i) paragraph (a) of Section 5 of the Letter Agreement shall be amended and restated in its entirety as follows:

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“5. (a) Reserved.”

(ii) paragraph (c) of Section 5 of the Letter Agreement shall be amended to remove all references to paragraph (a) of Section 5 and all references to the Founder Shares (as such term is defined in therein); and

(iii) clause (i) of Section 9 of the Letter Agreement shall be amended and restated in its entirety as follows:

“the completion of an initial Business Combination.”

(b) The amendments set forth in this Section 4 shall be void and of no force and effect with respect to the Letter Agreement if the Business Combination Agreement shall be terminated for any reason in accordance with its terms. The Sponsor agrees that during the period from the date hereof through the Termination Date, it shall not further modify, amend or waive the performance of any provision under the Letter Agreement.

Section 5. Transfer of Shares.

(a) The Sponsor hereby agrees that, during the period from the date hereof through the Termination Date, except as contemplated by this Agreement and the Business Combination Agreement, it shall not, and shall cause its Affiliates not to, without the prior written consent of Plum and the Company: (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, loan, place a lien on or otherwise encumber, grant any option, right or warrant to purchase or other disposal of or agreement to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, in each case with respect to any security, including any Covered Share, (ii) enter into any swap, hedging, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, including any Covered Share, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) make a public announcement or disclosure of any action or intention to effect any transaction specified in clause (i) or (ii) (collectively, a “Transfer”); provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Covered Shares owned by the Sponsor made in respect of a Permitted Transfer; provided, further, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to Plum and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Covered Shares subject to the provisions of this Agreement applicable to the Sponsor, and there shall be no further Transfer of such Covered Shares except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transfer” shall mean a Transfer made: (A) as a bona fide gift, or to a charitable organization or educational institution; (B) by distributions from the Sponsor to its affiliates, subsidiaries, partners, limited partners, managers, members, equityholders, shareholders, trustors or beneficiaries, or to any investment fund or other entity that controls, is controlled by, manages, is managed by or is under common control with the Sponsor, pursuant to the Sponsor’s organizational documents; (C) by allocation, grant, or issuance of incentive bonus pool or any other unallocated equity interests of the Sponsor to any Person pursuant to the Sponsor’s organization documents, including in connection with any initial

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business combination or other similar transaction; (D) by virtue of applicable Law or the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; (E) in connection with the consummation of the liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Plum’s shareholders having the right to exchange their New Plum Common Shares in Plum for cash, securities or other property (each, a “Liquidity Event”); (F) in the event of Plum’s liquidation prior to the completion of the transactions contemplated by the Business Combination Agreement; (G) to the Sponsor’s officers or directors, any affiliate or family member of any of the Sponsor’s officers or directors, as members, partners of the Sponsor of their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (H) to Plum pursuant to any contractual arrangement in effect on the date of the Agreement that provides for the repurchase of the Covered Shares by Plum, provided that such Transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made during the Lock-Up Period in connection with any such Transfer (other than Form 13F filings filed with the SEC); (I) in connection with the conversion of any convertible security into, or the exercise of any option or warrant for, Plum Shares, provided that (i) any such Plum Shares received by the Sponsor shall be subject to the terms of this Agreement and (ii) such Transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made during the Lock-Up Period (other than Form 13F filed with the SEC); (J) to a nominee or custodian of a person or entity to whom a Transfer would be permissible under clauses (A) through (H) above; and (K) pursuant to a bona fide tender offer for shares of Plum’s capital stock, merger, consolidation or other similar transaction made to all holders of Plum’s securities (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the Sponsor may agree to transfer, sell, tender or otherwise dispose of Plum Shares or other securities in connection with such transaction) that has been approved by the Board of Directors of Plum, provided, that in the case of any Transfer pursuant to clauses (A) through (G) such Transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 under the Exchange Act and no other public announcement shall be voluntarily made during the Lock-Up Period (other than (1) any required filings on Form 13F, or Schedule 13G under the Exchange Act, and (2) in the case of any Transfer pursuant to clause (A), any Form 4 or Form 5 required to be filed under the Exchange Act if the Sponsor or its Affiliate, as applicable, is subject to Section 16 reporting with respect to the Company under the Exchange Act and indicating by footnote disclosure or otherwise the nature of the transfer or disposition). Further, the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Plum Shares shall not be a Transfer, provided that (i) such plan does not provide for the transfer of Plum Shares during the Lock-Up Period and (ii) no filing under the Exchange Act or other public announcement shall be required or shall be voluntarily made during the Lock-Up Period.

(b) The Sponsor agrees not to (1) Transfer any Covered Shares from and after the Closing and until the date that is one hundred and eighty days (180) days after the date of the Closing (the “Lock-Up Period”); provided, that the Covered Shares may be Transferred prior to the end of the Lock-Up Period as follows: (i) one-third of the Covered Shares will be released from the Lock-Up Period if the volume weighted average price (“VWAP”) of the New Plum Common Shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-day trading period, (ii) one-third of the Covered Shares will be released if the VWAP of the New Plum Common Shares equals or exceeds $15.00 per share (as adjusted for

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share splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-day trading period and (iii) one-third of the Covered Shares may be released if the VWAP of the New Plum Common Shares equals or exceeds $17.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-day trading period, and (2) from and after the execution of the Combination Agreement and until the end of the Lock-Up Period, directly or indirectly, engage in any short sales or other hedging or derivative transactions in respect of the Covered Shares; provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Covered Shares owned by the Sponsor made in respect of a Permitted Transfer or a distribution to any member who is an individual; provided, further, that in any case of a Permitted Transfer under clauses (A) through (C) of the definition thereof, it shall be a condition to such Transfer that the transferee executes and delivers to Plum an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Covered Shares subject to the provisions of this Agreement applicable to the Sponsor, and there shall be no further Transfer of such Covered Shares except in accordance with this Agreement.

(c) During the Lock-Up Period, stop transfer orders shall be placed against the Covered Shares and each certificate or book-entry interest evidencing any Covered Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SPONSOR LETTER AGREEMENT, DATED AS OF MARCH 2, 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH SPONSOR LETTER AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) For the avoidance of any doubt, the Sponsor shall retain all of its rights as a shareholder of Plum during the Lock-Up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Covered Shares.

(e) At any time during the Lock-Up Period, Plum may, to the extent not prohibited by applicable Law, waive compliance by the Sponsor with any of the agreements or conditions for the benefit of Plum set forth herein, as applicable, provided that any such waiver shall be valid only if set forth in a written instrument signed on behalf of and Plum.

(f) Any Transfer in violation of this Section 5 shall be null and void ab initio.

Section 6. Closing Date Deliverables. At or prior to the Closing, the Sponsor shall deliver to Plum and the Company a copy of the Registration Rights Agreement duly executed by the Sponsor.

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Section 7. Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein (including any rights arising out of any breach of any of such representation, warranties, agreements and covenants), shall automatically terminate, without any notice or other action by any Party, and be void ab initio and of no further force and effect, and all rights and obligations of the Parties hereunder shall automatically terminate without any further liability on the part of any Party in respect thereof, upon the earlier to occur of (the “Termination Date”): (a) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (b) at the end of the Lock-Up Period, and (c) the mutual written agreement of the Parties hereto; provided, that nothing herein will relieve any Party from liability for any breach hereof prior to the Termination Date, and each Party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such breach. Plum and the Company shall promptly notify the Sponsor of the termination of the Business Combination Agreement promptly after the termination of such agreement.

Section 8. No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Business Combination Agreement or any other agreement contemplated by the Transactions, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and persons that are expressly identified as Parties to this Agreement in their capacities as such and no former, current or future stockholder, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any Party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate, family members, representatives and the respective successors and assigns of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby, the negotiation hereof or this Agreement, or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties hereto, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or in connection therewith seek to recover monetary damages from, any Non-Recourse Party.

Section 9. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Sponsor makes no agreement or understanding herein in any capacity other than in the Sponsor’s capacity as a record holder and beneficial owner of Covered Shares, and (b) nothing herein will be construed to limit or affect any action or inaction by Plum or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of Plum or as an officer, employee or fiduciary of Plum, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of Plum.

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Section 10. Representations and Warranties.

(a) Each of the Parties hereto represents and warrants that (i) it has the power and authority, or capacity, as the case may be, to enter into this Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder have been, as applicable, duly and validly authorized by all corporate or limited liability company action on its part and (iii) this Agreement has been duly and validly executed and delivered by each of the Parties hereto and constitutes, a legal, valid and binding obligation of each such party enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) The Sponsor hereby represents and warrants as of the date hereof to Plum and the Company (solely with respect to itself and not with respect to any other Party):

(i) The execution and delivery of this Agreement by the Sponsor does not, and the performance by such Person of his, her or its obligations hereunder will not (A) conflict with or result in a violation of the Governing Documents of Sponsor or (B) require any consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or third party that has not been given or any such consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Sponsor, as applicable, in each case, to the extent such consent, approval or authorization of, or designation, declaration or filing with, such Governmental Authority or third party would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement.

(ii) The Sponsor is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of the Covered Shares as set forth in its respective beneficial ownership reports filed with the SEC, and there exist no Liens or any other limitation or restriction (other than transfer restrictions under the Securities Act, Plum’s Governing Documents, Permitted Liens, this Agreement, the Business Combination Agreement, the Letter Agreement or any other applicable securities Laws), in each case, that could reasonably be expected to (A) impair the ability of the Sponsor to perform its obligations under this Agreement or (B) prevent, impede or delay the consummation of any of the transactions contemplated by this Agreement. The equity securities set forth in such beneficial ownership reports filed with the SEC and the private placement warrants held by Sponsor are the only equity securities in Plum owned of record or beneficially by the Sponsor on the date of this Agreement, and none of such equity securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such equity securities, except as provided hereunder and under the Letter Agreement.

(iii) There are no Proceedings pending against the Sponsor, or, to the knowledge of the Sponsor, threatened against it, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement or the Letter Agreement.

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(iv) Except as described in Section 5.06 and Section 6.07 of the Business Combination Agreement, no broker, finder, investment banker or other similar Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by the Sponsor, for which Plum or any of its Affiliates may become liable.

(v) The Sponsor understands and acknowledges that each of Plum and the Company are entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement.

(vi) The Sponsor holds, and beneficially owns, all of the issued and outstanding Plum Class B Shares. Sponsor does not hold or beneficially own any Plum Class A Shares at the date of this Agreement.

Section 11. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

Section 12. Further Assurances. Each of the Parties hereto is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any Proceeding with respect to the matters covered hereby. Each of the Parties hereto shall pay all of their respective expenses in connection with this Agreement and the transactions contemplated herein. Each of the Parties hereto shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

Section 13. Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) when sent, with no mail undeliverable or other rejection notice, if sent by email or (c) three business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

If to the Sponsor:

Plum Partners, LLC

339 Seaview Avenue

Piedmont, California 94610

Attention: Ursula Burns; Michael Dinsdale; Kanishka Roy; Clay Whitehead

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with a required copy (which copy shall not constitute notice) to:

Lane & Waterman LLP

220 N. Main St. Ste. 600

Davenport, Iowa 52801

Attn: C. Dana Waterman III

If to Plum:

Plum Acquisition Corp. I

2021 Fillmore St. #2089

San Francisco, California

Attention: Kanishka Roy; Mike Dinsdale

with a required copy (which copy shall not constitute notice) to:

Lane & Waterman LLP

220 N. Main St. Ste. 600

Davenport, Iowa 52801

Attn: C. Dana Waterman III

If to the Company:

Sakuu Corporation

5870 Hellyer Ave #50

San Jose, CA 95138

Attn: Robert Bagheri

with a required copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California St

Mountain View, CA 94041

Attn: David K. Michaels; Michael S. Pilo

Section 14. No Waiver of Rights, Powers and Remedies. No failure or delay by a Party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the Parties hereto, shall operate as a waiver of any such right, power or remedy of such Party. No single or partial exercise of any right, power or remedy under this Agreement by a Party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such Party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a Party hereto shall not constitute a waiver of the right of such Party to pursue other available remedies. No notice to or demand on a Party not expressly required under this Agreement shall entitle the Party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

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Section 15. Incorporation by Reference. Sections 1.02 (Construction); 12.03 (Assignment); 12.06 (Captions; Counterparts); 12.08 (Entire Agreement); 12.09 (Amendments); 12.10 (Severability); 12.11 (Governing Law); 12.12 (Consent to Jurisdiction); 12.13 (Waiver of Jury Trial); 12.14 (Enforcement) and 12.16 (Nonsurvival of Representations, Warranties and Covenants) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PLUM PARTNERS LLC

By	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	Manager

PLUM ACQUISITION CORP. I

By	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	Co-Chief Executive Officer and President

[Signature Page to Sponsor Letter Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

SAKUU CORPORATION

By:	/s/ Robert Bagheri
Name:	Robert Bagheri
Title:	Chief Executive Officer

[Signature Page to the Sponsor Letter Agreement]

Solely for purposes of Section 4 of this Agreement:

INSIDERS

By:	/s/ Ursula Burns
Name:	Ursula Burns

By:	/s/ Clay Whitehead
Name:	Clay Whitehead

By:	/s/ Kanishka Roy
Name:	Kanishka Roy

By:	/s/ Mike Dinsdale
Name:	Mike Dinsdale

By:	/s/ Kelly Breslin Wright
Name:	Kelly Breslin Wright

By:	/s/ Vin Murria
Name:	Vin Murria

By:	/s/ Kevin Turner
Name:	Kevin Turner

By:	/s/ Lane Bess
Name:	Lane Bess

By:	/s/ Alok Sama
Name:	Alok Sama

By:	/s/ Jennifer Ceran
Name:	Jennifer Ceran

[Signature Page to the Sponsor Letter Agreement]

Exhibit 10.2

EXECUTION VERSION

Confidential

COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of March 2, 2023, is made by and among Plum Acquisition Corp. I, a Cayman Islands exempted company limited by shares (“Plum”), Sakuu Corporation, a Delaware corporation (the “Company”), and the undersigned holder (the “Restricted Company Shareholder”) of shares of the Company’s Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock, in each case, par value $0.0001 per share (“Company Preferred Stock”), and/or shares of the Company’s Common Stock, par value $0.0001 per share (“Company Common Stock”), as applicable (collectively, the “Company Shares”), of the Company. Plum, the Company and the Restricted Company Shareholder shall be referred to herein from time to time collectively as the “Parties” and, individually, as a “Party”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 8(i) hereof, shall have the meanings ascribed to such terms in the Combination Agreement (as defined below).

WHEREAS, Plum, Plum SPAC 1 Merger Sub, Inc., a Delaware corporation, Plum SPAC 2 Merger Sub, LLC, a Delaware limited liability company, and the Company entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, all substantially in the form provided to the Restricted Company Shareholder on the date hereof, the “Combination Agreement”);

WHEREAS, as of the date hereof, the Restricted Company Shareholder is the record and beneficial owner of the number of Company Shares set forth on the signature page hereto (together with any other equity securities of the Company that the Restricted Company Shareholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject Company Securities”); and

WHEREAS, the Restricted Company Shareholder acknowledges and agrees that Plum would not have entered into and agreed to consummate the transactions contemplated by the Combination Agreement without the Restricted Company Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote. At any meeting of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) or in any other circumstance in which the vote, consent or other approval of the shareholders of Company is sought, the Restricted Company Shareholder irrevocably and unconditionally agrees that it shall (a) appear at each such meeting or otherwise cause all of its Subject Company Securities to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), or execute and deliver (or cause to be executed and delivered) the Required Company Shareholders’ Consent or other written consent, as applicable, covering, all of its Subject Company Securities:

a. in favor of each matter set forth in the Required Company Shareholders’ Consent, including the approval and adoption of the Combination Agreement, the other Transaction Documents to which the Company is or will be a party and the transactions contemplated thereby (including the Merger and the Company Preferred Stock Conversion) and any amendment to the Company’s Fourth Amended and Restated Certificate of Incorporation that is necessary to implement the conversion of each share of Company Preferred Stock into a number of shares of New Plum Common Stock (as defined in the Combination Agreement) equal to the Exchange Ratio (as defined in the Combination Agreement), plus the additional shares provided in the Combination Agreement, at the First Effective Time in accordance with the Combination Agreement(collectively, the “Shareholder Written Consent Matters”);

b. against any Company Acquisition Proposal (it being understood that the transactions contemplated by the Combination Agreement and the other Transaction Documents do not constitute a Company Acquisition Proposal);

c. against any dissolution, liquidation or winding up of or by the Company; and

d. against any proposal, action or agreement that would reasonably be expected to (i) prevent, materially impede or materially delay the consummation of the transactions contemplated by the Combination Agreement, including the Merger, or (ii) result in any liquidation, dissolution or other change in the Company’s corporate structure or business other than as contemplated by the Combination Agreement.

The Restricted Company Shareholder agrees that the Restricted Company Shareholder shall not, in its capacity as a stockholder of the Company, commit or agree to take any action inconsistent with the foregoing, regardless of whether or not the Merger or any other transaction contemplated by the Combination Agreement or any action described above is recommended by the Company board of directors.

2. No Transfers. The Restricted Company Shareholder hereby agrees that, during the period from the date hereof through the Termination Date, except as contemplated by this Agreement and the Business Combination Agreement, it shall not, and shall cause its Affiliates not to, without the prior written consent of Plum and the Company: (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, loan, place a Lien on or otherwise encumber, grant any option, right or warrant to purchase or other disposal of or agreement to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder in each case with respect to any security, including any Subject Company Security, (ii) enter into any swap, hedging, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security whether any such transaction is to be settled by delivery of such securities, including any Subject Company Security, in cash or otherwise, or (iii) make a public announcement or disclosure of any action or intention to effect any transaction specified in clause (i) or (ii), in each case, with respect to any of its Subject Company Securities.

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3. Restricted Company Shareholder Representations and Warranties. The Restricted Company Shareholder represents and warrants to Plum and the Company as follows:

a. The Restricted Company Shareholder is (i) an exempted company, corporation, limited liability company, partnership or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

b. If the Restricted Company Shareholder is not an individual, the Restricted Company Shareholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of the Restricted Company Shareholder. If the Restricted Company Shareholder is an individual, the signature on this Agreement is genuine and such Restricted Company Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Restricted Company Shareholder and constitutes the valid, legal and binding agreements of the Restricted Company Shareholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Parties), enforceable against the Restricted Company Shareholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

c. The Restricted Company Shareholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Company Securities and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Company Securities ) affecting any such Subject Company Securities, other than Liens pursuant to (i) this Agreement, (ii) the Governing Documents of the Company, (iii) the Combination Agreement, (iv) the Company Shareholders Agreements, or (v) any applicable securities Laws. The Subject Company Securities are the only equity securities in the Company owned of record or beneficially by the Restricted Company Shareholder on the date of this Agreement, and none of such Subject Company Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Company Securities, other than this Agreement and the Company Shareholders Agreements. Other than the Company Preferred Stock held by the Restricted Company Shareholder, the Restricted Company Shareholder does not hold or own any rights, options, warrants to acquire (directly or indirectly) any Equity Securities of the Company or any Equity Securities, debt or loans convertible into, or which can be exchanged for, Equity Securities of the Company.

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d. The execution and delivery of this Agreement by the Restricted Company Shareholder does not, and the performance by the Restricted Company Shareholder of its obligations hereunder will not, (i) violate any provision of, or result in the breach of, any Law to which the Restricted Company Shareholder is subject or by which any property or asset of the Restricted Company Shareholder is bound, (ii) if the Restricted Company Shareholder is an entity, conflict with or result in a violation of the Governing Documents of the Restricted Company Shareholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon the Restricted Company Shareholder and, if the Restricted Company Shareholder is an entity, its Equity Securities, or require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by the Restricted Company Shareholder of its obligations under this Agreement.

e. No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Restricted Company Shareholder with respect to the Restricted Company Shareholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act or any consents, notices, approval, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Restricted Company Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

f. As of the date hereof, there are no Proceedings pending against the Restricted Company Shareholder or, to the knowledge of the Restricted Company Shareholder threatened against the Restricted Company Shareholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Restricted Company Shareholder of its obligations under this Agreement.

g. No broker, finder, investment banker or other similar Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by the Combination Agreement based upon arrangements made by the Restricted Company Shareholder, for which Plum or any of its Affiliates may become liable.

h. The Restricted Company Shareholder has had the opportunity to read the Combination Agreement and this Agreement and has had the opportunity to consult with such Restricted Company Shareholder’s tax and legal advisors.

4. Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein (including any rights arising out of any breach of any of such representations, warranties, agreements and covenants), shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing, (b) such date and time as the Combination Agreement is validly terminated in accordance with its terms, and (c) the written agreement of Plum, the Company and the Restricted Company Shareholder (such date, the “Termination Date”). Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 4 shall not affect any liability on the part of any Party for a breach of any covenant or agreement set forth in this Agreement prior to such termination. This Section 4, together with Sections 5 through 8 of this Agreement, shall survive any termination of this Agreement.

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5. No Third Party Beneficiaries. Except as expressly provided herein, this Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

6. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) (a) in the case of the Company or Plum, in accordance with Section 12.02 of the Combination Agreement and (b) in the case of the Restricted Company Shareholder, to the address set forth below the Restricted Company Shareholder’s name on the signature page to this Agreement, in each case or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

7. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

8. Miscellaneous.

a. This Agreement, together with the other agreements referenced herein, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Combination Agreement or any other Transaction Document. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of each of the Parties, except that the Restricted Company Shareholder shall be required to assign this Agreement to any Person that acquires any of its Subject Company Securities (and the consent of the Company and Plum shall not be required for any such assignment). Any attempted assignment of this Agreement not in accordance with the terms of this Section 8(a) shall be void.

b. Except as provided in Section 4, this Agreement may be amended or modified only by a written agreement executed and delivered by each of the Parties, and any purported amendment by any party or Parties effected in a manner which does not comply with this Section 8(b) shall be void, ab initio.

c. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors, accountants and other representatives or consultants, shall be paid by the Party incurring such fees or expenses.

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d. The term “this Agreement” means this Company Support Agreement, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (v) references to “$” or “dollar” or “US$” shall be references to United States dollars; (vi) the word “or” is disjunctive but not necessarily exclusive; (vii) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (viii) the word “day” means calendar day unless Business Day is expressly specified; (ix) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (x) all references to Sections are to Sections of this Agreement; and (xi) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time. When calculating the period of time before which, within which or following which any action under this Agreement is required to be done, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

e. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

f. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Proceeding for breach of this Agreement may only be made against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and persons that are expressly identified as the Parties, and no Company Related Party, Plum Related Party or Company Shareholder Related Party (as defined below) shall have any liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. No party shall have any right of recovery in respect hereof against any Company Related Party, Plum Related Party or Shareholder Related Party, as applicable, and no

6

personal liability shall attach to any Company Related Party, Plum Related Party or Shareholder Related Party through such applicable party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Proceeding or otherwise. The provisions of this Section 8(f) are intended to be for the benefit of, and are enforceable by, the Company Related Parties, the Plum Related Parties and the Shareholder Related Parties and each such Person shall be an express third-party beneficiary of this Section 8(f). This Section 8(f) shall be binding on all successors and assigns of the Parties. As used herein, “Shareholder Related Party” means any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Restricted Company Shareholder or any Affiliate, family member, representatives and the respective successors and assigns of the foregoing Persons.

g. At any time prior to the Closing, the Company and Plum (upon mutual agreement), on the one hand (but subject to Section 4), and the Restricted Company Shareholder, on the other hand, may, to the extent not prohibited by applicable Law (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties made by the other party for the benefit of such waiving party set forth herein, and (c) waive compliance by the other party with any of the agreements or conditions for the benefit of such waiving party set forth herein. Any agreement on the part of any such party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

h. Notwithstanding any provision of this Agreement to the contrary, the Restricted Company Shareholder executes this Agreement solely in its capacity as a shareholder of the Company. Nothing contained in this Agreement shall limit or affect any actions taken by the Restricted Company Shareholder or any representative of the Restricted Company Shareholder, solely in his or her capacity as director, officer or employee of the Company, and the Restricted Company Shareholder or any shareholder or representative of the Restricted Company Shareholder that is a director or officer of the Company shall not be limited or restricted in any way whatsoever in the exercise of his or her fiduciary duties as a director or officer of the Company.

i. The Parties expressly agree that Sections 12.11 (Governing Law), 12.12 (Consent to Jurisdiction) and 12.13 (Waiver of Jury Trial) of the Combination Agreement shall apply to this Agreement as if fully stated herein, mutatis mutandis.

[signature pages follow]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PLUM ACQUISITION CORP. I

By:	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	Co-Chief Executive Officer and President

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

SAKUU CORPORATION

By:	/s/ Robert Bagheri
Name:	Robert Bagheri
Title:	Chief Executive Officer

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

[SHAREHOLDER]

By:

Name:

Title:

Series A Preferred Stock:

Series A-1 Preferred Stock:

Series A-2 Preferred Stock:

Series A-3 Preferred Stock:

Common Stock:

Address for Notice:

Attention:

Facsimile:

E-mail:

[Signature Page to Company Support Agreement]

Exhibit 10.3

Date:	March 1, 2023

To:	Plum Acquisition Corp. I., a Cayman Islands exempted company (“Counterparty”).

Address:

From:	Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“Seller”)

Re:	Shareholder Support Agreement (the “Transaction”)

The purpose of this agreement (this “Confirmation”), entered into between Seller and Counterparty on the Trade Date (as defined below) is to confirm the terms and conditions relating to the Transaction. Certain terms of the Transaction shall be as set forth in this Confirmation, with additional terms as set forth in a Pricing Date Notice (the “Pricing Date Notice”) in the form of Schedule A hereto. This Confirmation, together with the Pricing Date Notice, constitutes a “Confirmation” and the Transaction constitutes a separate “Transaction” as referred to in the ISDA Form (as defined below).

This Confirmation, together with the Pricing Date Notice, evidences a complete binding agreement between Seller and Counterparty as to the subject matter and terms of the Transaction to which this Confirmation relates and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

The 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and with the Swap Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. If there is any inconsistency between the Definitions and this Confirmation, this Confirmation governs. If, in relation to the Transaction, there is any inconsistency between the ISDA Form, this Confirmation (including the Pricing Date Notice), the Swap Definitions and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) this Confirmation (including the Pricing Date Notice); (ii) the Equity Definitions; (iii) the Swap Definitions, and (iv) the ISDA Form.

This Confirmation, together with the Pricing Date Notice, shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “ISDA Form”) as if Seller and Counterparty had executed an agreement in such form (but without any Schedule except as set forth herein under “Schedule Provisions”) on the Trade Date.

The terms of the particular Transaction to which this Confirmation relates are as follows, and capitalized terms, as used herein and to the extent not otherwise defined, shall have as their definitions the applicable terms described below:

General Terms

Type of Transaction:	Share Forward Transaction

Trade Date:	March 1, 2023

Pricing Date:	The date specified in the Pricing Date Notice.

Effective Date:	One (1) Settlement Cycle following the Pricing Date.

Valuation Date:	The earliest to occur of (a) the date that is twelve months after the closing of the transactions between Counterparty and Sakuu Corporation, a Delaware corporation (the “Target”) (the “Business Combination”) pursuant to the Agreement and Plan of Merger,) with Target (the “Merger Agreement”) to be entered into after the date hereof, and (b) the date specified by seller in a written notice to be delivered to Counterparty at Seller’s discretion (not earlier than the day such notice is effective) after the occurrence of any of a (x) Seller VWAP Trigger Event or (y) a Delisting Event (in each case the “Maturity Date”).The Valuation Date will be subject to two twelve-month extensions at the Seller’s option.

Seller VWAP Trigger Event	An event that occurs if the VWP Price is at or below $2.00 per Share for any 20 trading days during a 30 consecutive trading day period thereafter.

Pricing Date Notice:	Seller shall deliver to Counterparty the Pricing Date Notice no later than one (1) Exchange Business Day following the closing of the Business Combination. The Pricing Date Notice shall include the Number of Shares that are subject to this Confirmation.

Seller:	Seller.

Buyer:	Counterparty, which shall be renamed Sakuu Corporation, Sakuu Holding Corporation or such other name as may be identified to Seller by Counterparty, in each case following the closing of Business Combination.

Shares:	Prior to the closing of the Business Combination, the Class A common stock, par value $0.0001 per share, of Plum Acquisition Corp I, a Cayman Islands exempted company (Ticker: “PLMI”) and, after the closing of the Business Combination, the shares of common stock, $0.0001 par value per share, of Counterparty, which shall have redomesticated to Delaware and be renamed Sakuu Corporation

Number of Shares:	The sum of (a) the number of PLMI shares owned on the day prior to the close of the Business Combination and purchased by Seller, and set forth in a written notice delivered to Counterparty, not later than two weeks prior to the meeting of Counterparty’s shareholders to vote to approve the Business Combination (such Shares referred to herein as the “Public Shares”) and (b) the number of Private Shares (as defined below), as specified in the Pricing Date Notice, but together in no event more than the Maximum Number of Shares. The Number of Shares is subject to reduction as described under “Optional Early Termination” and “Shortfall Shares Termination”.

Maximum Number of Shares:	2,500,000 Shares.

Private Shares:	Prior to the Closing of the Business Combination, subject to final documentation, Seller will agree to purchase a number of shares equal to the Maximum Number of Shares less the Public Shares, or such lesser number of Shares so as to prevent Seller from beneficially owning no more than 9.9% of the outstanding Shares following such purchase, from the Counterparty at a price of the Redemption Price per share (“Private Shares”).

Pre Business Combination Registration	Within fifteen (15) calendar days after the filing of the Form S-4 registration statement with respect to the Business Combination, Counterparty shall file (at Counterparty’s sole cost and expense) with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement registering the resale of the Private Shares (the “Pre BC Registration Statement”), and have the Registration Statement declared effective (the “Pre BC Registration Statement Effective Date”) as soon as practicable after the closing of the Business Combination, but no later than the 10th calendar day following the closing of the Business Combination. Upon notification by the Commission that the Pre BC Registration Statement has been declared effective by the Commission, within two (2) Business Days thereafter, the Counterparty shall file the final prospectus under Rule 424 of the Securities Act of 1933, as amended (the “Securities Act”). In no event shall Seller be identified as a statutory underwriter in the Pre BC Registration Statement unless requested by the Commission. If the Commission requests that Seller be named an underwriter, Seller may elect to be excluded from the Pre-BC Registration Statement (in which case Counterparty will have no further obligations under this paragraph). The Counterparty will use its best efforts to keep the Pre BC Registration Statement covering the resale of the shares as described above continuously effective (except for customary blackout periods, up to twice per year and for a total of up to 60 calendar days (and not more than 30 calendar days in an occurrence), if and when the Counterparty is in possession of material non-public information the disclosure of which, in the good faith judgment of the Counterparty’s board of directors, would be prejudicial, and the Counterparty agrees to promptly notify Seller of any such blackout determination) until the earlier of (a) the Maturity Date or (b) the date on which all such shares have been sold or may be transferred without any restrictions including volume limitations under Rule 144 under the Securities Act; provided that Counterparty covenants and agrees to make all necessary filings and submissions in furtherance of the foregoing. The Seller may, at its sole discretion, accelerate the Maturity Date (and payment of the Maturity Consideration) at any time if (a) the Pre BC Registration Statement covering all of the shares described above in this section is not declared effective by the date required above or (b) the Pre BC Registration Statement after it is declared effective by the Commission ceases to be continuously effective (subject to the blackout periods as indicated above). If requested by Seller, the Counterparty shall remove or instruct its transfer agent to remove any restrictive legend with respect to transfers under the Securities Act from any and all Shares held by Seller if (1) the Pre BC Registration Statement is and continues to be effective under the Securities Act, (2) such Shares are sold or transferred pursuant to Rule 144 under the Securities Act (subject to all applicable requirements of Rule 144 being met), or (3) such Shares are eligible for sale under Rule 144, without the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to the Shares and without volume or manner-of-sale restrictions; provided that Seller shall have timely provided customary representations and other customary documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection therewith. Any fees (with respect to the transfer agent, Counterparty’s counsel or otherwise) associated with the issuance of any legal opinion required by the Counterparty’s transfer agent or the removal of such legend shall be borne by the Counterparty. If a legend is no longer required pursuant to the foregoing, the Counterparty will, no later than five (5) Exchange Business Days following the delivery by Seller to the Counterparty or the transfer agent (with notice to the Counterparty) of customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent, remove the restrictive legend related to the book entry account holding the Shares and make a new, unlegended book entry for the Shares.

Post Business Combination Registration	Within thirty (30) calendar days after the closing of the Business Combination, at the Seller’s request, Counterparty shall file (at Counterparty’s sole cost and expense) with the Commission a registration statement registering the resale of all shares held by the Seller and its affiliates, including without limitation the Public Shares and any Breach Shares (the “Registration Statement”), and have the Registration Statement declared effective (the “Registration Statement Effective Date”) as soon as practicable after the filing thereof, but no later than the earliest of (i) the 45th calendar day (or 90th calendar day if the Commission notifies the Counterparty that it will “review” the Registration Statement) following such closing and (ii) the 5th Business Day after the date the Counterparty is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review. Upon notification by the Commission that the Registration Statement has been declared effective by the Commission, within two (2) Business Days thereafter, the Counterparty shall file the final prospectus under Rule 424 of the Securities Act. In no event shall Seller be identified as a statutory underwriter in the Registration Statement unless requested by the Commission. If the Commission requests that Seller be named an underwriter, Seller may elect to be excluded from the Registration Statement (in which case Counterparty will have no further obligations under this paragraph). The Counterparty will use its best efforts to keep the Registration Statement covering the resale of the shares as described above continuously effective (except for customary blackout periods, up to twice per year and for a total of up to 60 calendar days (and not more than 30 calendar days in an occurrence), if and when the Counterparty is in possession of material non-public information the disclosure of which, in the good faith judgment of the Counterparty’s board of directors, would be prejudicial, and the Counterparty agrees to promptly notify Seller of any such blackout determination) until the earlier of (a) the Maturity Date or (b) the date on which all such shares have been sold or may be transferred without any restrictions including volume limitations under Rule 144 under the Securities Act; provided that Counterparty covenants and agrees to make all necessary filings and submissions in furtherance of the foregoing. The Seller may, at its sole discretion, accelerate the Maturity Date (and payment of the Maturity Consideration) at any time if (a) the Registration Statement covering all of the shares described above in this section is not declared effective after the 45th calendar day (or 90th calendar day if the Commission notifies the Counterparty that it will “review” the Registration Statement) after its filing or (b) the Registration Statement after it is declared effective by the Commission ceases to be continuously effective (subject to the blackout periods as indicated above. If requested by Seller, the Counterparty shall remove or instruct its transfer agent to remove any restrictive legend with respect to transfers under the Securities Act from any and all Shares held by Seller if (1) the Registration Statement is and continues to be effective under the Securities Act, (2) such Shares are sold or transferred pursuant to Rule 144 under the Securities Act (subject to all applicable requirements of Rule 144 being met), or (3) such Shares are eligible for sale under Rule 144, without the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to the Shares and without volume or manner-of-sale restrictions; provided that Seller shall have timely provided customary representations and other customary documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection therewith. Any fees (with respect to the transfer agent, Counterparty’s counsel or otherwise) associated with the issuance of any legal opinion required by the Counterparty’s transfer agent or the removal of such legend shall be borne by the Counterparty. If a legend is no longer required pursuant to the foregoing, the Counterparty will, no later than five (5) Exchange Business Days following the delivery by Seller to the Counterparty or the transfer agent (with notice to the Counterparty) of customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent, remove the restrictive legend related to the book entry account holding the Shares and make a new, unlegended book entry for the Shares.

Initial Price:	Redemption Price plus $0.60. For each one year extension, an additional $0.60 will be added to the Initial Price.

Prepayment:	Prepayment of the Prepayment Amount shall be made (i) with respect to the Public Shares, directly from the Counterparty’s Trust Account maintained by Continental holding the net proceeds of the sale of the units in Counterparty’s initial public offering (the “Trust Account”), and (ii) with respect to the Private Shares, by the Seller on behalf of Counterparty, no later than the Prepayment Date. Counterparty shall provide notice to Counterparty’s transfer agent of the entrance into this Confirmation no later than one (1) Local Business Day following the date hereof, with copy to Seller and Seller’s outside legal counsel. Counterparty shall also provide to Seller and Seller’s outside legal counsel a draft of the flow of funds from the Trust Account prior to the closing of the Business Combination itemizing the Prepayment Amount due to Seller.

Prepayment Amount:	At the close of the Business Combination, the Counterparty will pay an amount equal to the sum of (x) the Public Shares multiplied by the Redemption Price (as defined in the Counterparty’s Amended and Restated Certificate of Incorporation (the “Charter”)), to be deposited directly from the Trust Account, and (y) the proceeds of the Private Shares purchased by the Seller (collectively, the “Prepayment Amount”), to the Seller. The Prepayment Amount will be credited against any payment obligations of the Buyer to the Seller hereunder or pursuant to the ISDA Form, other than Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “Other Provisions — (d) Indemnification.”

Prepayment Date:	The earlier of (a) one (1) Local Business Day after the closing of the Business Combination and (b) the date any assets from the Trust Account are disbursed following the Business Combination.

Variable Obligation:	Not applicable.

Prepayment Shortfall:	The Number of Shares multiplied by the Initial Price, less the Prepayment Amount.

Prepayment Shortfall Consideration:	Seller, in its sole discretion, at any time and from time to time, designate any number of Shares as “Shortfall Shares” at the Initial Price per Share by giving notice (each a “Shortfall Share Notice”) of such designation and the specified number of Shares to Counterparty until such time as the amount of the Shares multiplied by the Initial Price per Share so designated equals 100% of the Prepayment Shortfall (such Shares, “Shortfall Shares”).

Redemptions:	Counterparty shall promptly accept any redemption reversal requests for all Shares to be purchased by Seller.

Exchange(s):	Nasdaq Capital Market.

Related Exchange(s):	All Exchanges.

Calculation Period:	Notwithstanding anything to the contrary in Section 4.13 of the Swap Definitions, each period from, and including, one Period End Date to, but excluding, the next following applicable Period End Date during the term of the Transaction, except that (a) the initial Calculation Period will commence on, and include, the date of the closing of the Business Combination and (b) the final Calculation Period will end on, but exclude the Settlement Date.

Reimbursement of Legal Fees and Other Expenses:	On the Effective Date, Counterparty shall pay to Seller an amount equal to the attorney fees and other reasonable expenses related thereto incurred by Seller or its affiliates in connection with this Transaction in an amount not to exceed $30,000.

Break Fee	If the Counterparty terminates or breaches this agreement before the close of the Business Combination, or in the event of an Additional termination Event, and Seller is entitled to, and does, terminate the Transaction, the Counterparty will issue 35,000 Shares (the “Breach Shares”) at the close of the Business Combination.

Settlement Terms

Settlement Method Election:	Not Applicable.

Settlement Method:	Physical Settlement.

Settlement Currency:	USD.

Settlement Date:	Two (2) Exchange Business Days following the Valuation Date.

Excess Dividend Amount	Ex Amount.

Optional Early Termination

From time to time and on any Exchange Business Day following the date of the closing of the Business Combination (any such date, an “OET Date”) and subject to the terms and conditions below, Seller may, in its absolute discretion, terminate the Transaction in whole or in part by with respect to any number of Shares (not including Shortfall Shares) by giving notice of such termination and the specified number of Shares (such quantity, the “Terminated Shares”). An amount equal to the Redemption Price multiplied by the Terminated Shares will be returned to the Buyer by the Seller promptly after such Shares become Terminated Shares.

The remainder of the Transaction, if any, shall continue in accordance with its terms; provided that if the OET Date is also the stated Valuation Date, the remainder of the Transaction shall be settled in accordance with the other provisions of “Settlement Terms.”

In the event that at any time the Seller beneficially owns in excess of 9.9% of the outstanding Shares at any time following the Business Combination, the Buyer hereby agrees to purchase from Seller, for the Initial Price, a number of Shares such that the Seller beneficially owns no more than 9.9% of the outstanding Shares following such purchase. Any Shares purchased pursuant to this paragraph shall be treated as “Terminated Shares” after they are purchased.

Shortfall Shares Termination:	The Transaction shall be terminated by the number of Shortfall Shares upon Seller delivering the Shortfall Share Notice to the Buyer.

Maturity Consideration	At Maturity, in exchange for the return of the Number of Shares, Buyer shall pay Seller an amount equal to (a) (i) the number of Public Shares, plus the number of Private Shares, multiplied by (ii) the Initial Price, minus (b) (i) the Initial Price multiplied by (ii) the number of Terminated Shares (the “Maturity Consideration”), to which amount the Prepayment Amount shall be credited, such that the net amounts paid will be determined as described under “Maturity Settlement.”

Maturity Settlement:	On the Settlement Date, Seller shall deliver to Buyer a number of Shares equal to the Number of Shares minus the Terminated Shares. If the Prepayment Amount less the number of Terminated Shares multiplied by the Redemption Price (the “Remaining Prepayment Amount”) is less than the Maturity Consideration, the Buyer will promptly pay the Seller the difference (the “Additional Maturity Consideration”) on the Settlement Date in cash or shares of Buyer’s common stock, at the Buyer’s option, provided, however, that in order for Buyer to deliver shares of its common stock, such shares of common stock must be registered for resale with the SEC and free of any trading restrictions, and the quantity of shares will be determined by dividing the Additional Maturity Consideration by 90% of the VWAP of the share price for the common stock over the 10 trading days leading up to and including the Valuation Date, provided further, however, that in the event that the number of shares to be issued would be greater than 9.9% of the Buyer’s outstanding shares, the Buyer will only issue such number of shares as would result in the Seller owning 9.9% of the outstanding shares of common stock. Any amount not issued due to the 9.9% limitation shall be issued by the Buyer to Seller at such time as Seller’s beneficial ownership of the common stock would not exceed 9.9% until the total number of shares of common stock issued to Seller equals the amount required to be issued pursuant to this section.

Seller Payment	In the event that the Remaining Prepayment Amount is Greater than the Maturity Consideration, then the Seller will promptly transfer to the Buyer the difference.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment.

Extraordinary Events:

Consequences of Merger Events involving Counterparty:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Cancellation and Payment.

Share-for-Combined:	Component Adjustment.

Tender Offer:	Applicable; provided, however, that Section 12.1(d) of the Equity Definitions is hereby amended by adding “, or of the outstanding Shares,” before “of the Issuer” in the fourth line thereof. Sections 12.1(e) and 12.1(l)(ii) of the Equity Definitions are hereby amended by adding “or Shares, as applicable,” after “voting Shares”.

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Calculation Agent Adjustment.

Share-for-Combined:	Calculation Agent Adjustment.

Composition of Combined Consideration:	Not Applicable.

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination); provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market, Nasdaq Capital Market or the Nasdaq Global Market (or their respective successors) or such other exchange or quotation system which, in the determination of the Calculation Agent, has liquidity comparable to the aforementioned exchanges; if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Business Combination Exclusion:	Notwithstanding the foregoing or any other provision herein, the parties agree that the Business Combination shall not constitute a Merger Event, Tender Offer, Delisting or any other Extraordinary Event hereunder.

Additional Disruption Events:

(a) Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by adding the words “(including, for the avoidance of doubt and without limitation, adoption or promulgation of new regulations authorized or mandated by existing statute)” after the word “regulation” in the second line thereof.

(a) Failure to Deliver:	Not Applicable.

(b) Insolvency Filing:	Applicable.

(c) Hedging Disruption:	Not Applicable.

(d) Increased Cost of Hedging:	Not Applicable.

(e) Loss of Stock Borrow:	Not Applicable.

(f) Increased Cost of Stock Borrow:	Not Applicable.

Determining Party:	For all applicable events, Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Determining Party, in which case a Third Party Dealer (as defined below) in the relevant market selected by Counterparty will be the Determining Party.

Additional Provisions:

Calculation Agent:

Seller, unless (i) an Event of Default, Potential Event of Default or Additional Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Calculation Agent, in which case an unaffiliated leading dealer in the relevant market selected by Counterparty in its sole discretion will be the Calculation Agent.

All calculations and determinations made by the Calculation Agent shall be made in good faith and in a commercially reasonable manner; provided that, upon receipt of written request from Counterparty, the Calculation Agent shall promptly provide Counterparty with a written explanation describing in reasonable detail any calculation, adjustment or determination made by it (including any quotations, market data or information from internal or external sources used in making such calculation, adjustment or determination, as the case may be, but without disclosing Dealer’s proprietary models or other information that may be proprietary or subject to contractual, legal or regulatory obligations to not disclose such information), and shall use commercially reasonable efforts to provide such written explanation within five (5) Exchange Business Days from the receipt of such request.

In the event that a party (the “Disputing Party”) does not agree with any determination made (or the failure to make any determination) by the Calculation Agent, the Disputing Party shall have the right to require that the Calculation Agent have such determination reviewed by a disinterested third party that is a dealer in derivatives of the type that is the subject of the dispute and that is not an Affiliate of either party (a “Third Party Dealer”). Such Third Party Dealer shall be jointly selected by the parties within one (1) Business Day after the Disputing Party’s exercise of its rights hereunder (once selected, such Third Party Dealer shall be the “Substitute Calculation Agent”). If the parties are unable to agree on a Substitute Calculation Agent within the prescribed time, each of the parties shall elect a Third Party Dealer and such two dealers shall agree on a Third Party Dealer by the end of the subsequent Business Day. Such Third Party Dealer shall be deemed to be the Substitute Calculation Agent. Any exercise by the Disputing Party of its rights hereunder must be in writing and shall be delivered to the Calculation Agent not later than the third Business Day following the Business Day on which the Calculation Agent notifies the Disputing Party of any determination made (or of the failure to make any determination). Any determination by the Substitute Calculation Agent shall be binding in the absence of manifest error and shall be made as soon as possible but no later than the second Business Day following the Substitute Calculation Agent’s appointment. The costs of such Substitute Calculation Agent shall be borne by (a) the Disputing Party if the Substitute Calculation Agent substantially agrees with the Calculation Agent or (b) the non-Disputing Party if the Substitute Calculation Agent does not substantially agree with the Calculation Agent. If, after following the procedures and within the specified time frames set forth above, a binding determination is not achieved, the original determination of the Calculation Agent shall apply.

Non-Reliance:	Applicable.

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.

Additional Acknowledgements:	Applicable.

Collateral Provisions:

Grant of Security Interest:	None.

Collateral:	None.

Securities Account:	None.

Securities Intermediary:	None.

Perfection:	None

Schedule Provisions:

Specified Entity:

In relation to both Seller and Counterparty for the purpose of:

Section 5(a)(v) [of the ISDA Form], Not Applicable
Section 5(a)(vi) [of the ISDA Form], Not Applicable

Section 5(a)(vii) [of the ISDA Form], Not Applicable
Section 5(b)(v) [of the ISDA Form], Not Applicable

Cross-Default	The “Cross-Default” provisions of Section 5(a)(vi) of the ISDA Form will not apply to either party.

Credit Event Upon Merger	The “Credit Event Upon Merger” provisions of Section 5(b)(v) of the ISDA Form will not apply to either party.

Automatic Early Termination:	The “Automatic Early Termination” of Section 6(a) of the ISDA Form will not apply to either party.

Termination Currency:	United States Dollars.

Additional Termination Event:

Will apply to Seller and to Counterparty. The occurrence of any of the following events shall constitute an Additional Termination Event:

(a) The Business Combination fails to close on or before the Outside Date (as defined in the Merger Agreement) (as such Outside Date may be amended or extended from time to time); and

(b) The Merger Agreement is terminated prior to the closing of the Business Combination; and

(c) If the Merger Agreement is not executed by ten business days after the date hereof; and

(e) If it is, or, as a consequence of a change in law, regulation or interpretation, it becomes or will become, unlawful for the Seller to perform any of its obligations contemplated by the Transaction; and

(f) Upon the occurrence of and Material Adverse Change of the Counterparty; and

(g) The Target has not, prior to the third business day after the date hereof, acknowledged that it has reviewed the terms and conditions of this Confirmation and understands that the company resulting from the consummation of the transactions contemplated by the Merger Agreement will be subject to terms and conditions of the Confirmation and that Seller is entering into the Confirmation in reliance on such acknowledgement.

Notwithstanding anything contrary contained herein, if this Transaction terminates due to the occurrence of any of the foregoing Additional Termination Events, then Counterparty shall purchase the Number of Shares from Seller at the Initial Price (against which the Prepayment Amount will be credited) with such Shares being treated as, and deemed to be, redeemed by Counterparty in all material respects including with respect to payment to Seller from the Trust Account, which amounts shall be due and payable immediately following the release of the Trust Account in accordance with the terms of the Trust Account. Subject to the immediately following sentence, no further payments or deliveries shall be due by either Seller to Counterparty or Counterparty to Seller in respect of the Transaction, including without limitation in respect of any settlement amount, breakage costs or any amounts representing the future value of the Transaction, and neither party shall have any further obligation under the Transaction and, for the avoidance of doubt and without limitation, no payments will accrue or be due under Sections 2, 6 or 11 of the ISDA Form. Notwithstanding the foregoing, Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “Other Provisions — (d) Indemnification” shall survive any termination due to the occurrence of either of the foregoing Additional Termination Events.

Material Adverse Change:	Means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the Counterparty and its subsidiaries, taken as a whole; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Material Adverse Change pursuant has occurred: (i) acts of war (whether or not declared), sabotage, military or para-military actions or terrorism, or any escalation or worsening of any such acts, or changes in global, national or regional political or social conditions; (ii) earthquakes, hurricanes, tornados, epidemics and pandemics declared by the World Health Organization or any other reputable third party organization (including the COVID-19 virus) or other natural or man-made disasters; (iii) changes attributable to the public announcement or pendency of the transactions contemplated herein (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities); (iv) changes or proposed changes in law, regulations or interpretations thereof or decisions by courts or any governmental authority; (v) changes or proposed changes in GAAP (or any interpretation thereof); (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates or the price of any security, market index or commodity), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Counterparty operates; (viii) any failure to meet any projections, forecasts, estimates, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure (unless otherwise excluded by the other clauses of this proviso) has resulted in a Material Adverse Change; (ix) changes in the trading price or volume of the Shares, (x)any redemption of Shares by the holders thereof, (xi) any action by the Commission in the review of any registration statement filed by Counterparty, or (xii) any actions expressly required to be taken, or expressly required not to be taken, pursuant to the terms hereof; provided, however, that if a change or effect related to clause (ii) or clauses (iv) through (vii) disproportionately adversely affects the Counterparty and its subsidiaries, taken as a whole, compared to other Persons operating in the same industry as the Counterparty, then such disproportionate impact may be taken into account in determining whether a Material Adverse Change has occurred.

Governing Law:	New York law (without reference to choice of law doctrine).

Credit Support Document:	With respect to Seller and Counterparty, None.

Credit Support Provider:	With respect to Seller and Counterparty, None.

Local Business Days:

Seller specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Counterparty specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Representations, Warranties and Covenants

1.

Each of Counterparty and Seller represents and warrants to, and covenants and agrees with, the other as of the date on which it enters into the Transaction that (in the absence of any written agreement between the parties that expressly imposes affirmative obligations to the contrary for the Transaction):

(a)

Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(b)

Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction.

(c)

Non-Public Information. It has not used or employed any manipulative or deceptive device or contrivance in contravention of the rules and regulations of the Securities and Exchange Commission in connection with the purchase or sale of any Shares.

(d)	Eligible Contract Participant. It is an “eligible contract participant” under, and as defined in, the Commodity Exchange Act (7 U.S.C. § 1a(18)) and CFTC regulations (17 CFR § 1.3).

(e)

Tax Characterization. It shall treat the Transaction as a derivative financial contract for U.S. federal income tax purposes, and it shall not take any action or tax return filing position contrary to this characterization.

(f)

Private Placement. It (i) is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act, (ii) is entering into the Transaction for its own account without a view to the distribution or resale thereof and (iii) understands that the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act.

(g)

Investment Company Act. It is not and, after giving effect to the Transaction, will not be required to register as an “investment company” under, and as such term is defined in, the Investment Company Act of 1940, as amended.

(h)

Authorization. The Transaction has been entered into pursuant to authority granted by its board of directors or other governing authority. It has no internal policy, whether written or oral, that would prohibit it from entering into any aspect of the Transaction, including, but not limited to, the purchase of Shares to be made in connection therewith.

2.	Counterparty represents and warrants to, and covenants and agrees with Seller as of the date on which it enters into the Transaction that:

(a)

Non-Reliance. Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that Seller is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards.

(b)

Solvency. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty under the Transaction, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages. Counterparty: (i) has not engaged in and will not engage in any business or transaction after which the property remaining with it will be unreasonably small in relation to its business, (ii) has not incurred and does not intend to incur debts beyond its ability to pay as they mature, and (iii) as a result of entering into and performing its obligations under the Transaction, (a) it has not violated and will not violate any relevant state law provision applicable to the acquisition or redemption by an issuer of its own securities and (b) it would not be nor would it be rendered “insolvent” (as such term is defined under Section 101(32) of the Bankruptcy Code).

(c)

Public Reports. As of the Trade Date, Counterparty is in material compliance with its reporting obligations under the Securities Exchange Act of 1934, as amended, and all reports and other documents filed by Counterparty with the Securities and Exchange Commission pursuant to the Exchange Act, when considered as a whole (with the most recent such reports and documents deemed to amend inconsistent statements contained in any earlier such reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)

No Distribution. Counterparty is not entering into the Transaction to facilitate a distribution of the Shares (or any security that may be converted into or exercised or exchanged for Shares, or whose value under its terms may in whole or in significant part be determined by the value of the Shares) or in connection with any future issuance of securities.

(e)

SEC Documents. The Counterparty shall make reasonable best efforts to comply with the Securities and Exchange Commission’s Compliance and Disclosure Interpretation No. 166.01 (“Interpretation 166.01”) for all relevant disclosure in connection with this Confirmation and the Transaction, and will not file with the Securities and Exchange Commission any Form 8-K, Registration Statement on Form S-4 (including any post-effective amendment thereof), proxy statement, or other document that includes any disclosure regarding this Confirmation or the Transaction without consulting with and reasonably considering any comments received from Seller with respect to such disclosure, provided that, no consultation shall be required with respect to any subsequent disclosures that are substantially similar to prior disclosures by Counterparty that were reviewed by Seller.

3.	Seller represents and warrants to, and covenants and agrees with Counterparty as of the date on which it enters into the Transaction and each other date specified that:

(a)

Regulatory Filings. It, together with each other person in the Seller Group (as defined in “Other Provisions” below), is in compliance with all material regulatory filings relating to the Counterparty and the Transaction. Seller covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction including, without limitation, as may be required by Section 13 or Section 16 under the Exchange Act.

(b)

Shareholder Vote. Seller agrees to not vote any Shares it holds as of the applicable record date in connection with the Business Combination at any meeting of the Counterparty’s shareholders (or to provide a written consent for that purpose with respect to such Shares) if it would be in violation of Interpretation 166.01 to do so. Seller agrees to vote all Shares it holds as of as of the applicable record date in connection with the Business Combination at any meeting of the Counterparty’s shareholders (or to provide a written consent for that purpose with respect to such Shares) to the extent that it would not be in violation of Interpretation 166.01 to do so.

4.

Exclusivity. Counterparty (which includes, for the purposes of this Section , the Target) hereby agrees that it has not and will not enter into any agreements similar to this Agreement with any other parties prior to the Maturity Date. For the avoidance of doubt, any agreement or arrangement commonly understood to be a “forward purchase agreement” shall be deemed to be similar to this Agreement.

5.

Shorting. Seller agrees not to effect any Short Sales in respect of the Shares, or lend the Shares,[1] prior to the earlier of a) the Maturity Date and b) the cancellation of the Transaction. “Short Sales” means all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis ..

Transactions by Seller in the Shares

(a)	Seller hereby waives the redemption rights (“Redemption Rights”) set forth in Section 9.2(a) of its Charter in connection with the Business Combination with respect to the Public Shares.

[1]	Sakuu had understood that Polar had no intention of lending the Shares.

No Arrangements

Seller and Counterparty each acknowledge and agree that: (i) there are no voting, hedging or settlement arrangements between Seller and Counterparty with respect to any Shares, other than those set forth herein; (ii) Counterparty will not be entitled to any voting rights in respect of any of the Shares underlying the Transaction; and (iii) Counterparty will not seek to influence Seller with respect to the voting of any Hedge Positions of Seller consisting of Shares.

Wall Street Transparency and Accountability Act

In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, nor any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the date of this Confirmation, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the ISDA Form, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the ISDA Form.

Address for Notices

Notice to Seller:

POLAR MULTI-STRATEGY MASTER FUND

c/o Mourant Governance Services (Cayman) Limited

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

With a mandatory copy to:

Polar Asset Management Partners Inc.

16 York Street, Suite 2900

Toronto, ON M5J 0E6

Attention: Legal Department, Ravi Bhat / Jillian Bruce

Notice to Counterparty:

Plum Acquisition Corp I.

2021 Fillmore St. #2089

San Francisco, CA

Attention: Kanishka Roy, Mike Dinsdale

Following the Closing of the Business Combination:

Sakuu Corporation

5870 Hellyer Ave #50

San Jose, CA 95138

Attention: Robert Bagheri

Other Provisions.

(a)	Rule 10b5-1.

(i)

Counterparty represents and warrants to Seller that Counterparty is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) for the purpose of inducing the purchase or sale of such securities or otherwise in violation of the Exchange Act, and Counterparty represents and warrants to Seller that Counterparty has not entered into or altered, and agrees that Counterparty will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares. Counterparty acknowledges that it is the intent of the parties that the Transaction comply with the requirements of paragraphs (c)(1)(i)(A) and (B) of Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”) and the Transaction shall be interpreted to comply with the requirements of Rule 10b5-1(c).

(ii)

Counterparty agrees that it will not seek to control or influence Seller’s decision to make any “purchases or sales” (within the meaning of Rule 10b5-1(c)(1)(i)(B)(3)) under the Transaction, including, without limitation, Seller’s decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Confirmation and the Transaction under Rule 10b5-1.

(iii)

Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-1(c). Without limiting the generality of the foregoing, Counterparty acknowledges and agrees that any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, and no such amendment, modification or waiver shall be made at any time at which Counterparty, or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)	[Reserved.]

(c)

Transfer or Assignment. The rights and duties under this Confirmation may not be transferred or assigned by either party hereto without the prior written consent of the other party, subject to the following sentence. Seller and Counterparty will attempt to assign and novate their respective rights and obligations hereunder to one or more unaffiliated third parties such that Seller’s Section 16 Percentage does not exceed 9.9% on a post-Business Combination basis. If at any time following the closing of the Business Combination at which (A) the Section 16 Percentage exceeds 9.9%, or (B) the Share Amount exceeds the Applicable Share Limit (if any applies) (any such condition described in clause (A) or (B), an “Excess Ownership Position”), Seller is unable to effect a transfer or assignment of a portion of the Transaction to a third party on pricing terms reasonably acceptable to Seller and within a time period reasonably acceptable to Seller such that no Excess Ownership Position exists, then Seller may designate any Exchange Business Day as an Early Termination Date with respect to a portion of the Transaction (the “Terminated Portion”), such that following such partial termination no Excess Ownership Position exists. In the event that Seller so designates an Early Termination Date with respect to a portion of the Transaction, a portion of the Shares with respect to the Transaction shall be delivered to Counterparty as if the Early Termination Date was the Valuation Date in respect of a Transaction having terms identical to the Transaction and a Number of Shares equal to the number of Shares underlying the Terminated Portion. The “Section 16 Percentage” as of any day is the fraction, expressed as a percentage, as determined by Seller, (A) the numerator of which is the number of Shares that Seller and each person subject to aggregation of Shares with Seller under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder and all persons who may form a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act) with Seller directly or indirectly beneficially own (as defined under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder) (the “Seller Group” ) and (B) the denominator of which is the number of Shares outstanding.

The “Share Amount” as of any day is the number of Shares that Seller and any person whose ownership position would be aggregated with that of Seller and any group (however designated) of which Seller is a member (Seller or any such person or group, a “Seller Person”) under any law, rule, regulation, regulatory order or organizational documents or contracts of Counterparty that are, in each case, applicable to ownership of Shares (“Applicable Restrictions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership under any Applicable Restriction, as determined by Seller in its sole discretion.

The “Applicable Share Limit” means a number of Shares equal to (A) the minimum number of Shares that could give rise to reporting or registration obligations or other requirements under Section 16 of the Exchange Act including obtaining prior approval from any person or entity) of a Seller Person, or could result in an adverse effect on a Seller Person, under any Applicable Restriction, as determined by Seller in its sole discretion, minus (B) 0.1% of the number of Shares outstanding.

(d)

Indemnification. Counterparty agrees to indemnify and hold harmless Seller, its affiliates and its assignees and their respective directors, officers, employees, agents and controlling persons (each such person being an “Indemnified Party”) from and against any and all losses (but not including financial losses to an Indemnified Party relating to the economic terms of the Transaction provided that the Counterparty performs its obligations under this Confirmation in accordance with its terms), claims, damages and liabilities (or actions in respect thereof), joint or several, incurred by or asserted against such Indemnified Party arising out of, in connection with, or relating to, the execution or delivery of this Confirmation, the performance by Counterparty of its obligations under the Transaction, any breach of any covenant or representation made by Counterparty in this Confirmation or the ISDA Form, regulatory filings made by Counterparty related to the Transaction (other than as relates to any information provided by or on behalf of Seller or its affiliates), or the consummation of the transactions contemplated hereby; provided, however, that Counterparty has no indemnification obligations with respect to any loss, claim, damage, liability or expense related to the manner in which Seller sells, or arising out of any sales by Seller of, any Shares owned by Seller. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a nonappealable judgment by a court of competent jurisdiction to have resulted from Seller’s material breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from Seller’s willful misconduct, gross negligence or bad faith in performing the services that are subject of the Transaction. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold harmless any Indemnified Party, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability. In addition (and in addition to any other Reimbursement of Legal Fees and other Expenses contemplated by this Confirmation), Counterparty will reimburse any Indemnified Party for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty also agrees that no Indemnified Party shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Confirmation except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result from such Indemnified Party’s breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from the gross negligence, willful misconduct or bad faith of the Indemnified Party or breach of any U.S. federal or state securities laws or the rules, regulations or applicable interpretations of the Securities and Exchange Commission. The provisions of this paragraph shall survive the completion of the Transaction contemplated by this Confirmation and any assignment and/or delegation of the Transaction made pursuant to the ISDA Form or this Confirmation shall inure to the benefit of any permitted assignee of Seller.

(e)	Amendments to Equity Definitions.

(i)

Section 11.2(a) of the Equity Definitions is hereby amended by (i) replacing the words “a diluting or concentrative” with the words “a material economic effect” and adding the phrase “or such Transaction” at the end thereof;

(ii)

The first sentence of Section 11.2(c) of the Equity Definitions, prior to clause (A) thereof, is hereby amended to read as follows: ‘(c) If “Calculation Agent Adjustment” is specified as the Method of Adjustment in the related Confirmation of a Share Option Transaction or Share Forward Transaction, then, following the announcement or occurrence of any Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a material economic effect on the Transaction and, if so, will (i) make appropriate adjustment(s), if any, to any one or more of:’ and the portion of such sentence immediately preceding clause (ii) thereof is hereby amended by replacing the words “diluting or concentrative” with the words “a material economic effect”.

(iii)

Section 11.2(e)(vii) of the Equity Definitions is hereby amended by (i) replacing the words “a diluting or concentrative” with the words “a material economic” and (ii) adding the phrase “or the relevant Transaction” at the end thereof;

(iv)

Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (i) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (ii) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Form with respect to that Issuer.”;

(v)

Section 12.6(c)(ii) of the Equity Definitions is hereby amended by replacing the words “the Transaction will be cancelled,” in the first line with the words “Seller will have the right, which it must exercise or refrain from exercising, as applicable, in good faith acting in a commercially reasonable manner, to cancel the Transaction,”; and

(vi)

Section 12.9(b)(i) of the Equity Definitions is hereby amended by (i) replacing “either party may elect” with “Seller may elect” and (ii) replacing “notice to the other party” with “notice to Counterparty” in the first sentence of such section.

(f)

Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(g)

Attorney and Other Fees. In the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Confirmation or the Transaction, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

(h)

Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(i)

Securities Contract; Swap Agreement. The parties hereto intend for (i) the Transaction to be (a) a “securities contract” as defined in the Bankruptcy Code, in which case each payment and delivery made pursuant to the Transaction is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “settlement payment,” within the meaning of Section 546 of the Bankruptcy Code, and (b) a “swap agreement” as defined in the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code and a “payment or other transfer of property” within the meaning of Sections 362 and 546 of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate, terminate and accelerate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the ISDA Form with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to otherwise constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(i)	Process Agent. For the purposes of Section 13(c) of the ISDA Form:

Seller appoints as its Process Agent: None

Counterparty appoints as its Process Agent: None.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us at your earliest convenience.

Very truly yours,

POLAR MULTI-STRATEGY MASTER FUND by its investment advisor Polar Asset Management Partners Inc.

By:	/s/ Andrew Ma
Name:	Andrew Ma
Title:	CCO

By:	/s/ Greg Lemaich
Name:	Greg Lemaich
Title:	President & COO

Agreed and accepted by: PLUM ACQUISITION CORP. I.

By:	/s/ Kanishka Roy
Name:	Kanishka Roy
Title:	President & Co-CEO

SCHEDULE A

FORM OF PRICING DATE NOTICE

Date:	[ ], 2023

To:	Plum Acquisition Corp. I (“Counterparty”)

Address:

Phone:

From:	POLAR MULTI-STRATEGY MASTER FUND, a Delaware limited liability company (“Seller”)

Re:	Shareholder Support Agreement

1. This Pricing Date Notice supplements, forms part of, and is subject to the Confirmation Re: Shareholder Support Agreement dated as of March 1, 2023 (the “Confirmation”) between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Pricing Date Notice except as expressly modified below.

2. The purpose of this Pricing Date Notice is to confirm certain terms and conditions relating to the transaction described in the Confirmation.

Pricing Date:	, 2023

Number of Shares:	[__]

Exhibit 99.1

SAKUÚ

Investor Presentation

March 2023

SAKUÚ

Copyright© 2023 Sakuu Corp. All rights reserved.

1

Exhibit 99.1 Pioneering High-Volume Additive Manufacturing for Active Devices Such as Solid-State Batteries Investor Presentation March 2023 Copyright© 2023 Sakuu Corp. All rights reserved. 1

Disclaimers Disclaimers This confidential presentation (the “presentation”) is being delivered to you by Plum Acquisition Corp. I (“Plum”) and Sakuu Corporation (“Sakuu”) for use by Plum and Sakuu in connection with their proposed business combination (the “Transaction”). This presentation is for information purposes only and is being provided to you solely in your capacity as potential investor in considering an investment in Sakuu. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Plum or Sakuu is prohibited. By accepting this presentation, each recipient and its directors, partners, officers, employees, attorney(s), agents and representatives (“recipient”) agrees: (i) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain; and (ii) to return or destroy all copies of this presentation or portions thereof in its possession following the request for the return or destruction of such copies. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Transaction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. This presentation is intended for institutional investors and is not subject to all of the independence and disclosure standards applicable to presentations prepared for retail investors, including but not limited to historical financial data that has been subject to audit or third- party review by an accountant. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Plum or Sakuu. The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Plum or Sakuu or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between Plum and Sakuu and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Plum and Sakuu disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sakuu and Plum. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding Sakuu’s expected technology and product offerings, Sakuu’s ability to produce its modules and printing platforms at a commercial level or obtain licensing agreements for its battery technology, the availability of equity or debt financing on acceptable terms, if at all, and the capitalization of Sakuu after giving effect to the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Sakuu’s and Plum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to risks and uncertainties that may cause Sakuu’s and Plum’s activities or results to differ significantly from those expressed in any forward-looking statement, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Sakuu or the expected benefits of the proposed business combination; failure to obtain the approval of the equity holders of Sakuu or Plum; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Sakuu’s business and the timing of expected business milestones; the effects of competition on Sakuu’s business; supply shortages in the materials necessary for the production of Sakuu’s modules and printing platforms; the inability of Sakuu to obtain licensing agreements for its technology; the amount of redemption requests made by Plum’s public equity holders. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There may be additional risks that neither Sakuu or Plum presently know or that Sakuu and Plum currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by Plum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sakuu and Plum assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sakuu nor Plum gives any assurance that either Sakuu or Plum will achieve its expectations. Industry and Market Data In this presentation, Plum and Sakuu rely on and refer to publicly available information and statistics regarding market participants in the sectors in which Sakuu competes and other industry data. Any comparison of Sakuu to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Sakuu. Sakuu obtained this information and statistics from third-party sources, including reports by market research firms and company filings. While Sakuu believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither Sakuu nor Plum has independently verified the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, © or ® symbols, but Plum and Sakuu will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Copyright© 2023 Sakuu Corp. All rights reserved. 2

Disclaimers (continued) Private Placement The securities to which this presentation relates have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Sakuu is offering securities to which this presentation relates in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. The securities have not been approved or recommended by any federal, state or foreign securities authorities, nor have any of these authorities passed upon the merits of this offering or determined that this presentation is accurate or complete. Any representation to the contrary is a criminal offense. Financial and Other Information The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of Sakuu for the periods presented. An audit of these financial statements is in process. Accordingly, such financial information and data may not be included in, may be adjusted in or may be presented differently in any registration statement to be filed with the SEC by Plum in connection with the Transaction. Sakuu has not yet completed its closing procedures for the three months ended December 31, 2022. This presentation contains certain estimated preliminary financial results and key operating metrics for the year ended December 31, 2022. This information is preliminary and subject to change. As such, Sakuu’s actual results may differ from the estimated preliminary results presented here and will not be finalized until the completion of its year-end accounting procedures. Non-GAAP Financial Measures This presentation includes projections of certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to EBITDA and EBITDA Margin. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Sakuu’s financial results. Therefore, these measures should be considered in isolation or as an alternative to other measures of profitability or performance under GAAP. You should be aware that Sakuu’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Sakuu believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sakuu’s financial condition and results of operations. Sakuu believes that the use of these non- GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and in comparing Sakuu’s financial measures with other companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Sakuu is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included, and no reconciliation of the forward-looking non-GAAP financial measures is included. For the same reason, Sakuu is unable to address the probable significance of the unavailable information, which could be material to future results. Use of Projections This presentation also contains certain financial forecasts, including projected revenue. Neither Plum’s nor Sakuu’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Plum’s or Sakuu’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Participation in Solicitation Plum and Sakuu and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Plum’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Transaction of Plum’s directors and officers in Plum’s filings with the SEC, including Plum’s Form S-1. To the extent that holdings of Plum’s securities have changed from the amounts reported in Plum’s Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Plum’s shareholders in connection with the Transaction will be set forth in the proxy statement/prospectus on Form S-4 for the Transaction, which is expected to be filed by Plum with the SEC. Investors and security holders of Plum and Sakuu are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Plum and Sakuu though the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Plum can be obtained free of charge by directing a written request to Plum Acquisition Corp. I, 2021 Fillmore Street #2089, San Francisco, CA 94115. Copyright© 2023 Sakuu Corp. All rights reserved. 3

Plum Introduction & Investment Thesis Copyright© 2023 Sakuu Corp. All rights reserved. 4

We Know what Success Looks Like from the Inside

Ursula Burns

Chairwoman, Plum Acquisition Corp.

- Chairperson & CEO of Xerox
- CEO of VEON
- Director @ Uber, American Express, Nestle, Exxon Mobil, Ford Foundation, Mayo Clinic, MIT

Kanishka Roy

Co-CEO, Plum Acquisition Corp.

- Global CFO, SmartNews
- Global Head of Tech M&A Origination, Morgan Stanley
- Multiple Startup Exits
- Public Co. Executive

Mike Dinsdale

Co-CEO, Plum Acquisition Corp.

- CFO, Gusto, DoorDash [DASH], Docusign [DOCU]
- Private Co. Director (multiple)

Independent Board with 25% Sponsorship

Alok Sama

Jennifer Ceran

Kelly Wright

- President at Gong
- Former EVP Sales at Tableau Software
- Director, Fastly [FSLY], Gong, Lucid
- Adjunct Professor, UW Foster School of Bus.

Kevin Turner

Lane Bess

Copyright© 2023 Sakuu Corp. All rights reserved.

5

Plum Acquisition Corp. is Focused on Long-Term, Operational Value Add to Sakuu We Know what Success Looks Like from the Inside Independent Board with 25% Sponsorship Alok Sama ● Former President, Softbank Group International ● Senior Advisor, Warburg Pincus, Raine Group ● Director, ARM, Fortress Group, Airtel Africa Jennifer Ceran ● Former CFO, Smartsheet [SMAR], Quotient / Coupons.com [QUOT] ● Director at AuthO, NerdWallet, Wyze Ursula Burns Kanishka Roy Mike Dinsdale Chairwoman, Plum Acquisition Corp. Co-CEO, Plum Acquisition Corp. Co-CEO, Plum Acquisition Corp. ● Chairperson & CEO of Xerox● Global CFO, SmartNews● CFO, Gusto, DoorDash [DASH], ● CEO of VEON Docusign [DOCU] ● Global Head of Tech M&A Kelly Wright ● Director @ Uber, American Express, ● Private Co. Director (multiple) Origination, Morgan Stanley ● President at Gong Nestle, Exxon Mobil, Ford Foundation, ● Multiple Startup Exits ● Former EVP Sales at Tableau Software Mayo Clinic, MIT ● Public Co. Executive● Director, Fastly [FSLY], Gong, Lucid ● Adjunct Professor, UW Foster School of Bus. Kevin Turner ● Former COO of Microsoft [MSFT] ● Former CEO of Sam’s Club, EVP/CIO of Walmart ● Director, Albertsons [ACI], Zayo Group Lane Bess Former CEO, Palo Alto Networks [PANW] ● ● Former COO, Zscaler [ZS] ● Former EVP & GM Trend Micro [TSE: 4704] ● Founder, Bess Ventures & Advisory Copyright© 2023 Sakuu Corp. All rights reserved. 5

48-Person Operational Team

Alan Black
- CFO, Zendesk [ZEN]
- CEO, Intelliden
- Director, Looker

Brian Gentile
- CEO, Jaspersoft
- MD, 10XCEO
- Advisor, KKR

Danielle Brown
- Chief People Officer, Gusto
- Chief Diversity Officer, Google, Intel

David Sable
- CEO Y&R
- Chairman WMLY&R
- Sr. Advisor, WPP

David Faugno
- EVP, Qualtrics [XM]
- CFO, Barracuda [CUDA]

Glenda McNeal
- President, AmericanExpress
- Director, Nordstrom

Gokul Rajaram
- GM, Doordash
- Director, Coinbase, Pinterest, Trade Desk

Jan Frykhammar
- CEO Ericsson [ERIC]
- Director, multiple

Patricia Nakache
- GP, Trinity Ventures
- Director, ThreadUp

Ralph Clark
- CEO, Shotspotter, GuardianEdge, Blue Makoi

Patti Hart
- CEO, IGT, Pinnacle, Excite@Home

Sandy Climan
- Sr. Advisor, Lazard, World Econ Forum
- Sr. Executive, CAA

Valerie Jarrett
- President, Obama Foundation
- Director, Ariel, Lyft

Van Jones
- Host, CNN
- CEO, REFORM Alliance

Vivian Chow
- CAO, Docusign [DOCU]
- Director, LiveRamp [RAMP]

Accelerating Through the Bell – Proprietary Plum Playbook

Copyright© 2023 Sakuu Corp. All rights reserved.

SAKUÚ plum 6

Leadership Council of Functional Experts Help Run Plum’s Operational Playbook 48-Person Operational Team Accelerating Through the Bell – Proprietary Plum Playbook Plum Play PLUM Lead Past Successful Deployments Alan Black Brian Gentile Danielle Brown De-Risking the Public Listing ● CFO, Zendesk ● CEO, Jaspersoft● Chief People Officer, [ZEN]● MD, 10XCEO Gusto Public Board Construction, CXO Hiring Kevin Turner, Raj Gupta Microsoft, Walmart, Heidrick & Struggles, Allstate ● CEO, Intelliden● Advisor, KKR● Chief Diversity ● Director, Looker Officer, Google, Intel Public Financial & Regulatory Controls Vivian Chow, Alan Black Docusign, LiveRamp, Zendesk, Shopify David Sable David Faugno Glenda McNeal Public IR Strategy Alan Black, Vivian Chow Zendesk, Shopify, DocuSign, LiveRamp ● CEO Y&R EVP, Qualtrics President, ●● ● Chairman [XM] AmericanExpress Public Shareholder Diversification Sean O’Malley, Alok Sama Blackstone, Morgan Stanley, Raine Group WMLY&R ● CFO, Barracuda ● Director, ● Sr. Advisor, WPP [CUDA] Nordstrom Accelerating Public-Markets Growth Gokul Rajaram Jan Frykhammar Sales & Bus. Model Acceleration Kelly Breslin Wright, Kevin Turner Tableau, Fastly, Microsoft Patricia Nakache ● GM, Doordash ● CEO Ericsson ● GP, Trinity ● Director, Coinbase, [ERIC] Brand Strategy & Communications David Sable, Van Jones Young & Rubicam, WPP, Wunderman, CNN Ventures Pinterest, Trade ● Director, multiple ● Director, Desk ThreadUp Fortune-500 Partnerships Ursula Burns, Glenda McNeal Xerox, Veon, Teneo, American Express Ralph Clark Sandy Climan International Growth Lane Bess, Jan Frykhammar Palo Alto Networks, Zscaler, Ericsson Patti Hart ● CEO, Shotspotter, ● Sr. Advisor, Lazard, ● CEO, IGT, Pinnacle, GuardianEdge, World Econ Forum Excite@Home M&A Strategy & Execution Alok Sama, Kanishka Roy Softbank Group, Raine Group, Morgan Stanley Blue Makoi ● Sr. Executive, CAA Enhancing Leadership & Culture CEO & CFO Coaching Brian Gentile, Jennifer Ceran 10xCEO, SmartSheet, Coupons.com, eBay Valerie Jarrett Van Jones Vivian Chow ● President, Obama ● Host, CNN● CAO, Docusign Foundation● CEO, REFORM [DOCU] Diversity, Equity & Inclusion Ursula Burns, Danielle Brown Xerox, Veon, Intel, Google ● Director, Ariel, Lyft Alliance● Director, LiveRamp [RAMP] Preserving Culture at Scale Glenda McNeal, David Sable American Express, Young & Rubicam, WPP Copyright© 2023 Sakuu Corp. All rights reserved. 6

Fundamentally Different Manufacturing Approach Accelerating the Timeline for Solid-State Batteries

Revolutionary high-volume, multi-material additive manufacturing process

Projected accelerated timeline to commercialization

Massive Upside in a Market that is Not Demand-Constrained

>$600 bn TAM across major verticals

Substantial increase in demand for next-gen batteries

Vendors have leverage in which customers to serve

>$300 bn of high-ASP verticals initially targeted

Significant Existing Purchase Orders[1] Provide Revenue Visibility

>$300 mm of executed Purchase Orders in hand[1]

>$1 bn existing LOI

Existing contract manufacturing agreements in place[2]

Copyright© 2023 Sakuu Corp. All rights reserved.

SAKUU plum

7

Plum’s Investment Thesis in Sakuu is Based on Operational Milestones and Revenue Visibility Fundamentally Different Approach to Active Device Manufacturing is Bypassing Technical Challenges Faced by Traditional Manufacturers Fundamentally Different 1 Massive Upside in a Market Significant Existing Purchase Orders Manufacturing Approach Accelerating that is Not Demand-Constrained Provide Revenue Visibility the Timeline for Solid-State Batteries 1 Revolutionary high-volume, multi-material additive >$600 bn TAM across major verticals >$300 mm of executed Purchase Orders in hand manufacturing process Substantial increase in demand for next-gen batteries >$1 bn existing LOI Enabling safe (non-flammable), high-density, Li-Metal and Solid-State batteries 2 Vendors have leverage in which customers to serve Existing contract manufacturing agreements in place Li-Metal battery has been tested + benchmarked by >$300 bn of high-ASP verticals initially targeted Multiple IP Licensing revenue opportunities provides customers since Q3 2021 higher-margin flexibility for Sakuu Potential for Act 2 in other industries such as Projected accelerated timeline to commercialization Healthcare, but currently focused on batteries 1) Purchase orders are for energy modules and Li-Metal batteries expected to be assigned to third-party manufacturers; $162 mm of purchase orders are binding 2) Existing manufacturing agreements related to Li-Metal batteries to be assigned to third-party manufacturers Copyright© 2023 Sakuu Corp. All rights reserved. 7

Rarified Air

Sakuu Finds Itself in Elite Company

Issuer	▪ Plum Acquisition Corp. I (Nasdaq: PLMI)
Capital Raise[1]	▪ Structured Convert & Equity Solutions / Secured Debt / PIPE: $100M
Projected Operating Metrics	▪ 2025E Revenue: $236M ▪ 2025E Gross Profit Margin: 39%
Projected Valuation	▪ 2025E EV/Revenue: 3.0x ▪ 2025E EV/Revenue/Growth: 1.2x
Target Closing	▪ Third Quarter 2023

SAKUÚ

\+

SentinelOne CLOUDFLARE DATADOG ROCKETLAB skillz planet

6
>35% 2025E Gross Margin[3]
10
>35% 2025E Revenue Growth
460
>$600M Market Cap and Ent. Value
533
>$225M 2025E Revenue[2]
778
US Tech Companies in NYSE/NASDAQ

Copyright© 2023 Sakuu Corp. All rights reserved.

SAKUÚ plum

8

Rarified Air Sakuu Finds Itself in Elite Company + Issuer§ Plum Acquisition Corp. I (Nasdaq: PLMI) § Structured Convert & Equity Solutions / 3 1 >35% 2025E Gross Margin 6 Capital Raise Secured Debt / PIPE: $100M >35% 2025E Revenue Growth 10 Projected § 2025E Revenue: $236M 533 § 2025E Gross Profit Margin: 39% Operating Metrics >$600M Market Cap and Ent. Value 460 § 2025E EV/Revenue: 3.0x 460 Projected Valuation § 2025E EV/Revenue/Growth: 1.2x 2 533 >$225M 2025E Revenue Target Closing§ Third Quarter 2023 US Tech Companies in NYSE/NASDAQ 778 Source: Factset as of 1/3/2023 2) Where 2025 Revenue estimates were not available, companies were included if 2024 Revenue estimates were >$100M 1) No agreements or commitments for funding currently in place 3) Where 2025 Gross Margin estimates were not available, companies were included if 2024 Gross Margin estimates were >25% Copyright© 2023 Sakuu Corp. All rights reserved. 8

Company, Market & Product Overview Copyright© 2023 Sakuu Corp. All rights reserved. 9

Fundamental Problems Exist Today with Manufacturing Active Devices

Today's Challenges
What is Needed
Low Production Rates, Single Objects
THROUGHPUT
Industrial Rates, Multiple Devices
Limited to Simple (Inert) Products
PRODUCTS
Complex (Active) Devices
Traditional Challenges
Long Lead
High Shipping Costs
High Labor Costs
Remote Factories
SUPPLY CHAIN
Short Lead Times
Low Shipping Costs
Local Factories
Reduced Labor Costs
Agile
Customization
Next-Gen Solutions

Copyright© 2023 Sakuu Corp. All rights reserved.
SAKUÚ plum
10

Fundamental Problems Exist Today with Manufacturing Active Devices Today’s Challenges What is Needed Industrial Rates, Low Production Rates, Multiple Devices Single Objects Complex (Active) Limited to Simple Devices (Inert) Products Next-Gen Traditional Solutions Challenges Copyright© 2023 Sakuu Corp. All rights reserved. 10

Weekly Reports of Li-Ion Battery Fires

"Lithium-Ion Batteries in E-Bikes and Other Devices Pose Fire Risks" The New York Times

Slow Charge Times

"Some prospective buyers remain hesitant [to buy EVs]. One big reason is that charging EVs is slow" NATIONAL GEOGRAPHIC

Reusability / Recyclability / Disposal

High Societal Costs of Li-Ion Batteries

- **Flammability**
  [cost of insurance, repair, etc.]
- **Lower energy density**
  [cost of additional infrastructure]
- **Slower charge times / shorter life**
  [cost of additional infrastructure]
- **Limited reusability of materials**
  [high materials, supply chain costs]
- **Large footprint production**
  [high real-estate, utilities costs]

What is Needed?

Solid-State Batteries
Address these Requirements for Next-Gen Battery Technology

Scalable in Production

Safe, Non-Flammable

Higher Performance

Sustainable, Recyclable

Lower Cost

Copyright© 2023 Sakuu Corp. All rights reserved.
SAKUÚ plum
11

Production Challenges Mean an Inability to Move Past Unsafe Products like Li-Ion Batteries Weekly Reports of Li-Ion Battery Fires What is Needed? High Societal Costs of Li-Ion Batteries • Flammability [cost of insurance, repair, etc.] Solid-State Batteries “Lithium-Ion Batteries in E-Bikes and Other Address these Requirements for • Lower energy density Devices Pose Fire Risks” [cost of additional infrastructure] Next-Gen Battery Technology • Slower charge times / shorter life Slow Charge Times Scalable in Production [cost of additional infrastructure] Safe, Non-Flammable • Limited reusability of materials [high materials, supply chain costs] Higher Performance “Some prospective buyers remain hesitant [to buy EVs]. • Large footprint production One big reason is that charging EVs is slow” Sustainable, Recyclable [high real-estate, utilities costs] Lower Cost Reusability / Recyclability / Disposal “Li-ion batteries and devices containing these batteries should not go in household garbage or recycling bins. They can cause fires during transport or at landfills and recyclers” Copyright© 2023 Sakuu Corp. All rights reserved. 11

Focusing First on Next-Gen Batteries

Pioneering Kavian™ Manufacturing Platform

1. Technology is mature—3D battery printing already achieved; automation at scaling stage
2. Extensive IP around manufacturing technology
3. Technology can be licensed for batteries of all chemistries, including solid-state
4. Distinct advantages vs. conventional roll-to-roll:
    - Smaller factory footprint (CapEx)
    - Fewer process steps (OpEx)
    - More sustainable: reductions in energy use, minimal material waste, and recyclable / reusable pre + post-production materials
    - Less dependence on supply chain, faster manufacturing and delivery

Proprietary Li-Metal and Solid-State Battery Cell Technology

SAKUÚ

1. *Safe, Non-Flammable*
2. *Higher Energy Density*
3. Custom Shapes and Sizes[1]
4. *Faster Charge Times*
5. *Longer Life*
6. *Sustainable, Recyclable*
7. Lower Manufacturing Cost[1]

1) Specific to Sakuu's Kavian™ Platform manufacturing approach

Copyright© 2023 Sakuu Corp. All rights reserved.

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Sakuu is Solving the Core Challenges of Developing Active Devices, Focusing First on Next-Gen Batteries Pioneering Kavian™ Proprietary Li-Metal and Solid-State Manufacturing Platform Battery Cell Technology Technology is mature—3D battery printing already 1 1 Safe, Non-Flammable achieved; automation at scaling stage 2 Higher Energy Density 2 Extensive IP around manufacturing technology 1 3 Custom Shapes and Sizes Technology can be licensed for batteries of all 3 chemistries, including solid-state 4 Faster Charge Times 4 Distinct advantages vs. conventional roll-to-roll: Longer Life 5 • Smaller factory footprint (CapEx) • Fewer process steps (OpEx) 6 Sustainable, Recyclable • More sustainable: reductions in energy use, minimal material waste, and recyclable / reusable pre + post- 1 7 Lower Manufacturing Cost production materials • Less dependence on supply chain, faster manufacturing and delivery 1) Specific to Sakuu’s Kavian™ Platform manufacturing approach Copyright© 2023 Sakuu Corp. All rights reserved. 12

Sakuu at a Glance

1 Founding Team with Deep Experience in Semiconductors, 3D Printing, and Automotive

2 Pioneering Manufacturing Approach

- Proprietary Kavian™ additive manufacturing platform
- High-volume / commercial scale
- Agile and intelligent
- Increases energy density – regardless of shape

3 Li-Metal and Solid-State Batteries

4 Cutting-Edge Research and Innovation

- 93 Patents[1]
- >120 Trade Secrets

5 Advanced Customer Validation and Purchase Orders

- Purchase Orders[2]: >$300M
- $1B customer LOI
- Strategic relationships + investments across 2-wheel mobility, aerospace, energy storage, power tools, consumer electronics

6 Capital-Light Business Model

- Go-to-market through contract manufacturing and IP licensing[3]
- IP licensing enables high-margin, repeatable revenue streams
- Kavian™ manufacturing approach also reduces OpEx and CapEx[4]

Copyright© 2023 Sakuu Corp. All rights reserved.

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Sakuu at a Glance 4 Cutting-Edge Research and Innovation Founding Team with Deep Experience in 1 Semiconductors, 3D Printing, and Automotive 1 • 93 Patents • 7 years of R&D investment • >120 Trade Secrets • HQ in San Jose, with solid-state battery pilot line facility • Client demo center, additive manufacturing engineering facility 5 Advanced Customer Validation and Purchase Orders 2 Pioneering Manufacturing Approach 2 • Purchase Orders : >$300M • Proprietary Kavian™ additive manufacturing platform • $1B customer LOI • High-volume / commercial scale • Strategic relationships + investments across 2-wheel mobility, • Agile and intelligent aerospace, energy storage, power tools, consumer electronics • Increases energy density – regardless of shape Capital-Light Business Model 6 3 Li-Metal and Solid-State Batteries 3 • Go-to-market through contract manufacturing and IP licensing • Safe, non-flammable, high-energy-density, recyclable • IP licensing enables high-margin, repeatable revenue streams • Targeted to 2-wheel EV, aerospace, home-energy storage 4 • Kavian™ manufacturing approach also reduces OpEx and CapEx • Also applicable to many other vertical industries 1) Patents include 26 issued, 67 pending – as of March 3, 2023 2) $162 mm of purchase orders are binding; Purchase orders for batteries expected to be assigned to third-party manufacturers. Sakuu expected to receive licensing fees associated with battery purchase orders. 3) Sakuu expects to produce energy storage modules through contract manufacturing and license its battery technology to third-party manufacturers 4) Kavian is expected to be mass produced using contract manufacturing partners Copyright© 2023 Sakuu Corp. All rights reserved. 13

Defined Product and IP Licensing Roadmap

SAKUU

SAKUU

	***Aspen™*[1]** *Energy Storage Module*	***Cypress / Willow / Salix*** *Proprietary Next-Gen & Solid-State Batteries*	***Kavian™ Printer Systems*** *Manufacturing Platform*
Go-To-Market Strategy	Product sales (manufactured by partners)	IP Licensing (to battery manufacturers)	Kavian sales (manufactured by partners) IP Licensing (to 3rd-party manufacturers)
Timeline	2023 - 2024	2023 – 2025+	2025+
Customer Traction	Existing customer purchase orders[1]	Existing customer purchase orders (to be fulfilled through IP Licensing)[1]	

Copyright© 2023 Sakuu Corp. All rights reserved.

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Defined Product and IP Licensing Roadmap Disruptive battery technology, from proprietary Li-Metal to 3D Printed Next-Gen 1 Aspen™ Cypress / Willow / Salix Kavian™ Printer Systems Energy Storage Module Proprietary Next-Gen & Solid-State Manufacturing Platform Batteries Product sales IP Licensing Kavian sales (manufactured by partners) Go-To-Market rd (manufactured by partners) (to battery manufacturers) IP Licensing (to 3 -party manufacturers) Strategy 2023 - 2024 2023 – 2025+ 2025+ Timeline 1 Existing customer purchase orders Existing customer purchase orders Customer Traction 1 (to be fulfilled through IP Licensing) 1) Sakuu expects to produce energy storage modules through contract manufacturing and license its battery technology to third-party manufacturers 2) Sakuu expects to produce Kavian platforms using contract manufacturing partners Copyright© 2023 Sakuu Corp. All rights reserved. 14

Exceptional Leadership and Investors

Robert Bagheri
CEO & Co-Founder

Ramesh Singh
Chief Business Officer

Dr. Karl Littau
Chief Technology Officer

Nahid Afshar
SVP Quality & Manufacturing

David Pederson
VP Marketing

Arwed Niestroj
SVP E-Mobility

Radical Innovation Born from Battery Outsiders

Intersection of key capabilities and skills

Semiconductor Manufacturing
Additive Manufacturing
Material Science

Porsche Consulting

Copyright© 2023 Sakuu Corp. All rights reserved.

15

Exceptional Leadership and Investors Experienced leaders from Semiconductors, 3D Printing and Automotive, applying rigor, process, and creativity to battery tech and manufacturing David Pederson Ramesh Singh Dr. Karl Littau Robert Bagheri Nahid Afshar Arwed Niestroj VP Marketing Chief Business Officer Chief Technology Officer CEO & Co-Founder SVP Quality & Manufacturing SVP E-Mobility Radical Innovation Born from Battery Outsiders Intersection of key capabilities and skills Their seminal and scalable additive Semiconductor Additive “ manufacturing approach can bring Manufacturing Manufacturing incredible innovation to major industries transitioning to new energy solutions— automotive and beyond. ” Material Science Copyright© 2023 Sakuu Corp. All rights reserved. 15

Massive Market Opportunity that is Not Demand Constrained…

Battery addressable market ($bn)

Sakuu Initial Cell Technology Target Markets
$342
54%
$629bn
2028 TAM
$287
46%
EV (4-Wheeler)

Initial Technology Target Markets TAM

Excluding 4-Wheel EV

Billions
$400
$350
$300
$250
$200
$150
$100
$50
$0
Total CAGR
+14.3%
2023
2024
2025
2026
2027
2028

E-2W 2
Aviation/Drone 4
Energy Storage Systems (ESS)3
Power Tools 5
Tablets 7
Cellphones 6
Laptops 9
Wearables 8

Energy Storage Manufacturing Equipment Market Opportunity

	2022[A]	2027[A]	2030[B]	New Equipment
Capacity GWh	1,163	8,945	12,000	10,837
		New Equip TAM		$954B @$88mm /GWh[C]

1) Mordor Intelligence, EV Battery Market.
2) Guidehouse Insights, Electric Two-Wheel Vehicles.
3) Mordor Intelligence, Global Energy Storage Market.
4) SNS Insider, Global Drone Battery Market.
5) Allied Market Research, Global Battery Power Tools Market.
6) Allied Market Research, Mobile Battery Market Outlook.
7) Gartner Semiconductor Forecast Database.
8) Research and Markets, Global Flexible Battery Markets.
9) Gartner Semiconductor Forecast Database.

Copyright© 2023 Sakuu Corp. All rights reserved.

16

Massive Market Opportunity that is Not Demand Constrained… Initial technology solutions enabling higher Average Selling Price (ASP) markets Initial Technology Target Markets TAM Battery addressable market ($bn) Excluding 4-Wheel EV $400 $342 Sakuu Initial Cell 54% Total CAGR $350 Technology +14.3% $300 Target Markets $629bn 2028 TAM $287 $250 46% $200 $150 EV (4-Wheeler) $100 $50 $0 2023 2024 2025 2026 2027 2028 Energy Storage Manufacturing Equipment Market Opportunity 2 4 Aviation/Drone E-2W Energy Storage 3 Systems (ESS) B A A 2022 2027 2030 New Equipment Capacity GWh 1,163 8,945 12,000 10,837 C @$88mm /GWh 5 7 6 8 New Equip TAM 9 $954B Power Tools Wearables Tablets Cellphones Laptops 4) SNS Insider, Global Drone Battery Market. 1) Mordor Intelligence, EV Battery Market. 2) Guidehouse Insights, Electric Two-Wheel Vehicles. 5) Allied Market Research, Global Battery Power Tools Market. A. BloombergNEF global manufacturing capacity growth estimates December 2022. 6) Allied Market Research, Mobile Battery Market Outlook. 3) Mordor Intelligence, Global Energy Storage Market. B. Sakuu management projection 7) Gartner Semiconductor Forecast Database. C. BATT-EU Batteries European partnership report 2021. Factory equipment cost per GWh estimate. 8) Research and Markets, Global Flexible Battery Markets. 9) Gartner Semiconductor Forecast Database. Copyright© 2023 Sakuu Corp. All rights reserved. 16 Billions

Sakuu Li-Metal Battery Cells Pass Critical Safety Tests

Li-Ion Batteries in the Market Currently

Today's Li-ion Cell[2]

Voltage: Dropped to 0 in 3 seconds
Temperature: Reached over 600℃ in an instant
NCM Lithium Battery

Test	Result
Nail Penetration Test	Failed

SAKUÚ

Testing successfully demonstrates the safety of Li-Metal cells

Sakuu's Li-Metal Cell

1Ah Pouch 109 Nail test
Temperature (°C)
Voltage (V)
0
10
20
30
40
50
60
0
1
2
3
4
5
0
500
1000
1500
2000
2500
3000
Temperature
Voltage

Test[3]	Result
Nail Penetration Test	Passed
Damage Test	Passed
Water Immersion Test	Passed
Shock & Vibration Test	Passed
Forced Discharge	Passed
Thermal Test	Passed

Results	No hazards identified by tests.

Copyright© 2023 Sakuu Corp. All rights reserved.

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Sakuu Li-Metal Battery Cells Pass Critical Safety Tests Li-Ion Batteries in the Market Currently Testing successfully demonstrates the safety of Li-Metal cells Today’s Sakuu’s 2 Li-ion Cell Li-Metal Cell • Voltage did not reach 0 and quickly recovered • Max temperature reached: 44 ˚C 3 Test Result Test Result Nail Penetration Test Passed Nail Penetration Test Failed Damage Test Passed Results Failure due to fire or flame, defined as ignition and sustained Water Immersion Test Passed combustion of flammable gas or liquid. Shock & Vibration Test Passed Forced Discharge Passed 25,000 fire incidents of Li-ion batteries Thermal Test Passed In 2017-2022 in the United State alone Reported by U.S. Consumer Product Safety Commission, September Results No hazards identified by tests. 2022 1) U.S. Consumer Product Safety Commission September 2022 2) BYD battery global NCM vs. Blade 3) Tests performed by Sakuu and third-party testing laboratories in 2022 – results on file Copyright© 2023 Sakuu Corp. All rights reserved. 17

Fundamental Disruption That is Much Broader Than Just Battery Technology Copyright© 2023 Sakuu Corp. All rights reserved. 18

Why Has Sakuu Succeeded Where Many Others Have Failed?

SAKUÚ
Materials
Polymer
Ceramic
Metal
Process[1]
SLM
FDM
SLA
DLP
Powder Bed Fusion
Melt Extrusion
Binder Jet
Electrophotography
Platform
Raw Materials IN
Significantly reduced manufacturing process complexity
Active Devices OUT

Multi-Material and Multi-Process Flexibility ***Unleashes Innovation***

Copyright© 2023 Sakuu Corp. All rights reserved.

19

Why Has Sakuu Succeeded Where Many Others Have Failed? 1) Kavian™ platform a fundamentally different manufacturing approach bypassing many previous technological hurdles Polymer Ceramic Metal Materials Multi-Material and SLM FDM SLA DLP Multi-Process Flexibility 1 Process Powder Bed Fusion Melt Extrusion Unleashes Innovation Binder Jet Electrophotography Platform Raw Materials IN Active Devices OUT DLP: Digital Light Processing FDM: Fused Deposition Method SLA: Stereolithography Apparatus SLM: Selective Laser Melting 1) Shown processes are used for example only. Not all Kavian Platforms will have all processes. Copyright© 2023 Sakuu Corp. All rights reserved. 19

Why Has Sakuu Succeeded Where Many Others Have Failed? 2) Proprietary materials processing enables multiple breakthroughs Specialized and Proprietary Materials § Complex powder processing § Driven by morphology & stoichiometry of materials § Optimized for flowability, green state handleability Sakuu Engineered Material SAKUÚ Recipes: material sets designed per application for Kavian™ § Ceramics + Metals + Polymers § Enabling complex and functional devices Established partnerships with several global materials suppliers Will license material recipes to partners § § Enabling supply chain for our manufacturing partners 3D Printed Devices Copyright© 2023 Sakuu Corp. All rights reserved. 20

Why Has Sakuu Succeeded Where Many Others Have Failed?

Built-In Intelligence
Machine Learning module learns throughout production adjusting platform parameters for improved yield and performance

Real-time Optimization
Continuous feedback / feedforward with inputs from raw materials analysis to finished battery performance

Optimized Design
Design tools eliminate need for post-production processing

Production Workflows
Managed workflows and optimized production throughout

Digital Thread
Real-time communications

Copyright© 2023 Sakuu Corp. All rights reserved.

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Why Has Sakuu Succeeded Where Many Others Have Failed? 3) Software-driven automation + semiconductor mass-production experience that accelerates time-to-revenue Built-In Intelligence Real-time Optimization Machine Learning module learns Continuous feedback / feedforward with throughout production adjusting inputs from raw materials analysis to platform parameters for finished battery performance improved yield and performance Production Workflows Optimized Design Managed workflows and optimized Design tools eliminate need for production throughout post-production processing Digital Thread Real-time communications Copyright© 2023 Sakuu Corp. All rights reserved. 21

Healthcare

- Microfluidic chips
- Pathogen detection
- Biometric sensors

Semiconductor

- Chip Packaging
- Thermal Management Devices

Aerospace + Defense

- Antennas
- Sensors

Copyright© 2023 Sakuu Corp. All rights reserved.

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Sakuu’s Novel Manufacturing Technology has Potential to Revolutionize Many More Industries… Solid-State battery technology could be just Act 1 for Sakuu Healthcare Semiconductor Aerospace + Defense § Microfluidic chips § Chip Packaging § Antennas § Pathogen detection § Thermal Management § Sensors Devices § Biometric sensors Copyright© 2023 Sakuu Corp. All rights reserved. 22

Manufacturing Platform, Customers, and Go-To-Market Copyright© 2023 Sakuu Corp. All rights reserved. 23

Advanced material control results in better batteries

1. Superior electrical interface between layers
   High C-rate capability
2. Higher energy density
   Long-lasting charge
3. Custom sizes and shapes
   3D shaped cell stacks + digitally controlled electrode thickness
4. Deposition of extremely thin layers
   High energy density & no handleability issues with thin layers
5. Monolithic structure
   Mechanical integrity, safer
6. Less material use
   Sustainable, lower cost

Thin layers improve energy density and performance

Material-to-Material interface is key to maximizing battery performance

Copyright© 2023 Sakuu Corp. All rights reserved.

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We Believe that the Kavian™ Platform Fundamentally Builds Better Batteries Advanced material control results in better batteries Superior electrical interface between layers 1 High C-rate capability Thin layers improve energy density and performance Higher energy density 2 Long-lasting charge Custom sizes and shapes 3 3D shaped cell stacks + digitally controlled electrode thickness Deposition of extremely thin layers 4 High energy density & no handleability issues with thin layers Monolithic structure 5 Mechanical integrity, safer Material-to-Material interface Less material use 6 is key to maximizing battery Sustainable, lower cost performance 1) Sakuu Lab Results from AB comparison of conventional processed versus printed cathode material, August 2022 2) Sakuu projected results expected by further reduction of materials and layer thicknesses Copyright© 2023 Sakuu Corp. All rights reserved. 24

	Existing Roll-to-Roll Technology	Kavian™ Manufacturing
Simple Supply Chain	⊘	Start with raw materials
Agile Manufacturing	⊘	Minimal setup cost
Mass Production Scalability	⊘	One platform, range of battery products
Reduced Cost	⊘	Reduced energy, materials and CapEx
Less Material / Sustainability	⊘	Recycling of unused materials

Streamlined, Scalable, Sustainable

Bulk Material Prep
Bulk Material Process
Precision Material Application
Assemble Layers
Sakuu Battery
SAKUU

Copyright© 2023 Sakuu Corp. All rights reserved.

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Sakuu’s Kavian™ Additive Manufacturing Platform Projected to Have Long-Term Benefits Streamlined, Scalable, Sustainable Existing Kavian™ Manufacturing Roll-to-Roll Technology Simple Supply Chain Start with raw materials Bulk Material Prep Sakuu Battery Agile Manufacturing Minimal setup cost Mass Production Scalability One platform, range of battery products Bulk Material Process Assemble Layers Reduced Cost Reduced energy, materials and CapEx Less Material / Sustainability Recycling of unused materials Precision Material Application Copyright© 2023 Sakuu Corp. All rights reserved. 25

Sakuu’s Kavian™ Platform Can 3D Print Batteries in Custom Sizes, Shapes, or Form Factor Industry-first breakthrough in battery manufacturing technology —gateway to novel product design across categories Currently, products are designed Kavian Platform 3D-printed batteries will be designed around their non-conformal batteries around their products… …in custom sizes and shapes Copyright© 2023 Sakuu Corp. All rights reserved. 26

1,400
1,200
1,000
800
600
400
200
0
35 Wh/L[1]
Aug 2020
100 Wh/L[1]
Nov 2020
300 Wh/L[1]
Mar 2021
600 Wh/L[1]
Nov 2021
800+ Wh/L[1]
Feb 2022
1,200 Wh/L[2]
Target 2025

Copyright© 2023 Sakuu Corp. All rights reserved.

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Sakuu’s Technology Performance Benchmarks Leading the Way in the Industry First-generation, non-printed Li-Metal energy density achievements—and beyond. The roadmap to the world’s first 3D printed ultra-energy-dense technology for next generation batteries 2 1 1 1 1 1 1) Data measured on cells produced in Sakuu’s Pilot Line Facility 2) Target energy density for a 3D Printed solid-state battery Copyright© 2023 Sakuu Corp. All rights reserved. 27

Bypassing More Heavily Capitalized Competitors to Market

	Li-Metal POC / Evaluations	Next Gen POC / Evaluations[1]	Li-Metal Commercialization[1]	Next Gen Commercialization[1]	Source[3]
SAKUÚ	**Since Q3 2021**	**2022**	**2023[4]**	**2026[4]**	
QuantumScape	N/A	2023	2026	2026	Analyst Day Presentation & QS-1 Expansion Date from SEC Filings
Solid Power	Unknown	2022	2027-2028	2026[2]	Dec 2021 Investor Presentation
Panasonic	N/A	Unknown	2026	2026	Only for HEV use Toyota Press Release August 2022
CUBERG	Unknown	N/A	2030	N/A	Cuberg Press Release March 2022
SES	Unknown	N/A	2025	N/A	March 2022 Investor Presentation
ENOVIX	Unknown	N/A	N/A	N/A	Silicon Anode using conventional electrolyte June 2022 Investor Presentation

Copyright© 2023 Sakuu Corp. All rights reserved.

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Bypassing More Heavily Capitalized Competitors to Market We believe Sakuu’s Kavian™ platform and battery technology will be accelerate both the Li-Metal and Next-Gen battery categories Li-Metal Next Gen Li-Metal Next Gen 1 1 1 3 POC / Evaluations POC / Evaluations Commercialization Commercialization Source 4 4 2023 Since Q3 2021 2022 2026 Analyst Day Presentation & QS-1 Expansion Date from N/A 2023 2026 2026 SEC Filings 2 Dec 2021 Investor Presentation 2027-2028 Unknown 2022 2026 Only for HEV use Toyota Press Release N/A Unknown 2026 2026 August 2022 Cuberg Press Release 2030 Unknown N/A N/A March 2022 March 2022 Investor Presentation Unknown N/A 2025 N/A Silicon Anode using conventional electrolyte Unknown N/A N/A N/A June 2022 Investor Presentation 1) Planned timeline; Sakuu estimates based on management projections 2) With Silicon Anode and solid electrolyte 3) Publicly available information 4) Battery technology to be licensed to third-party manufacturers Copyright© 2023 Sakuu Corp. All rights reserved. 28

Also On Track to be the First to Enable Mass-Production of All-Solid-State Batteries We believe that the “holy grail” of mass production All-Solid-State batteries can only be achieved through Additive Manufacturing 1 Strong IP: 93 Patents and >120 Trade Secrets 1 2 Pioneering platform technology is mature 3 Solid-State batteries printable at-scale using Sakuu licensed technology expected in 2026 1) Patents include 26 issued, 67 pending – as of March 3, 2023 “The Next Challenge for Solid-State “The future of solid-state batteries could Batteries? Making Lots of Them” be 3D-printed” – June 6, 2022, Wired Magazine – October 28, 2022, The Verge Copyright© 2023 Sakuu Corp. All rights reserved. 29

Manufacturing Platform Patents

- ***Multi-material/Multi-method Modular Design***
- ***Method of Additive Manufacturing Using Multi-method 3D Printer***
- ***Improved Throughput by Decoupling Printing from Assembly***
- Uniform Powder Deposition
- Enhanced Green Body Packing Density
- Accelerated Jetted Material Printing
- Printing Process Optimization

Solid-State Battery Patents

- ***Method for additive manufacturing of a solid-state cell***
- ***Catholyte Containment and Pressure Control***
- ***Cathode Configuration***
- Solid-State Cell with a Sealed Porous Anode Structure
- Porous Anode Configuration
- Battery System Configuration for EV

Manufacturing Platform

Process

Materials

Design

>120 trade secrets in materials and process

Copyright© 2023 Sakuu Corp. All rights reserved.
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IP Across Materials / Process / Design / Manufacturing, Create Deep Competitive Moats Manufacturing Platform Patents Solid-State Battery Patents • Multi-material/Multi-method Modular Design • Method for additive manufacturing of a solid-state cell • Method of Additive Manufacturing Using Multi-method 3D Printer • Catholyte Containment and Pressure Control • Improved Throughput by Decoupling Printing from Assembly • Cathode Configuration • Uniform Powder Deposition • Solid-State Cell with a Sealed Porous Anode Structure • Enhanced Green Body Packing Density • Porous Anode Configuration • Accelerated Jetted Material Printing • Battery System Configuration for EV • Printing Process Optimization >120 trade secrets in Manufacturing Platform Materials materials and process Process Design Copyright© 2023 Sakuu Corp. All rights reserved. 30

Planning Ahead, With Core Short-Term Pieces in Place

What We're Doing Today

Sakuu Technology Inside

Secured Purchase Orders

Pilot-Line Facility

Go Forward Expectations

Sales of Modular & Scalable Production Process

Printed Next Gen Cell Technology

- ✓ Ongoing developments in battery / manufacturing tech
- ✓ Expand commercialization models
- ✓ Diversify customer/licensee base

Copyright© 2023 Sakuu Corp. All rights reserved.
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Planning Ahead, With Core Short-Term Pieces in Place rd Ramp Up Manufacturing with 3 -Party Manufacturers and Develop Battery Technology to Support Growth in Target Markets What We’re Doing Today Go Forward Expectations Sales of Modular & Sakuu Technology Scalable Inside Production Process Secured Printed Purchase Orders Next Gen Cell Technology Pilot-Line ü Expand commercialization ü Ongoing developments in battery / manufacturing tech models Facility ü Diversify customer/licensee base Copyright© 2023 Sakuu Corp. All rights reserved. 31

Traction + Validation from Leading Customers = POs and LOIs

> $300M[1] of signed Purchase Orders
2-Wheel EV + Home Energy + Home Security customers

$1B Letter of Intent

Significant existing purchase orders
provide revenue visibility / flexibility

Currently Revenue Generating
Products expected to ship in 2023[1]

Application	Status
2-Wheel EV: Scooters and Motorcycles	$162M[1] PO Samples Provided
Home Energy Storage	$106M[1] PO, Testing Samples
Home Security	$75M[1] PO, POC, First Samples Built
Energy Storage Systems	Evaluating Samples
E-Aviation	Received PO for samples
2-Wheel EV	Preparing Samples
Power Tools	Preparing Samples
Tactical Radios	Received PO for samples
Tactical Drones	Received PO for samples
4-Wheel EV	Tested Samples

Copyright© 2023 Sakuu Corp. All rights reserved.

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Traction + Validation from Leading Customers = POs and LOIs Application Status 1 1 2-Wheel EV: $162M PO > $300M of signed Purchase Orders Samples Provided Scooters and Motorcycles 2-Wheel EV + Home Energy + Home Security customers 1 $106M PO, Testing Samples Home Energy Storage $1B Letter of Intent 1 $75M PO, POC, First Samples Built Home Security Evaluating Samples Energy Storage Systems Received PO for samples E-Aviation Preparing Samples 2-Wheel EV Significant existing purchase orders Preparing Samples Power Tools provide revenue visibility / flexibility Received PO for samples Tactical Radios Currently Revenue Generating Received PO for samples Tactical Drones 1 Products expected to ship in 2023 Tested Samples 4-Wheel EV 1) Purchase orders for batteries expected to be assigned to third-party manufacturers. Sakuu expected to receive licensing fees associated with battery purchase orders. Sakuu expects to produce energy storage modules through contract manufacturing and license its battery technology to third-party manufacturers. $162 mm of purchase orders are binding; Copyright© 2023 Sakuu Corp. All rights reserved. 32

Financials & Transaction Details Copyright© 2023 Sakuu Corp. All rights reserved. 33

Financial Projections

Summary Financials *($ in millions)*

($m)	2023E	2024E	2025E
Total Revenue	**$18**	**$88**	**$236**
% YoY Growth	*n/a*	*404%*	*168%*
Gross Profit	**$8**	**$31**	**$91**
% Margin	*47%*	*35%*	*39%*
EBITDA	**($52)**	**($28)**	**$34**
% Margin	*(295%)*	*(32%)*	*14%*

Planned Operational Highlights

- **Fiscal Year 2023**
  - Secured manufacturing and distribution partners for Aspen sales
  - IP licensing partnerships for Cypress manufacturing by third parties
- **Fiscal Year 2024**
  - Business model flexibility
- **Fiscal Year 2025**
  - Positive EBITDA anticipated in 2025
  - Margin expansion driven by:
    - Product mix shift to Kavian platforms; IP Licensing of Battery Cell technology
    - Increase in sales from markets carrying higher blended ASP

Copyright© 2023 Sakuu Corp. All rights reserved.

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Financial Projections Summary Financials ($ in millions) ($m) 2023E 2024E 2025E Planned Operational Highlights § Fiscal Year 2023 Total Revenue $18 $88 $236 – Secured manufacturing and distribution partners for Aspen sales – IP licensing partnerships for Cypress manufacturing by % YoY Growth n/a 404% 168% third parties Gross Profit $8 $31 $91 § Fiscal Year 2024 – Business model flexibility % Margin 47% 35% 39% § Fiscal Year 2025 – Positive EBITDA anticipated in 2025 EBITDA ($52) ($28) $34 – Margin expansion driven by: – Product mix shift to Kavian platforms; IP Licensing of Battery Cell technology % Margin (295%) (32%) 14% – Increase in sales from markets carrying higher blended ASP Note: Management projections are estimates that are subject to change and only provided here as guidance. Actual figures may be materially different. Copyright© 2023 Sakuu Corp. All rights reserved. 34

Revenue Outlook *($ in millions)*

CAGR
> 250%
$18
$88
$236
2023
2024
2025

Existing Product Purchase Orders[1]

> $300M
Home Security
Home Energy Storage
2-Wheel EV
Product Purchase Orders 2023-25

- ✓ Existing purchase orders provide revenue visibility / flexibility
- ✓ IP Licensing revenue provides higher-margin optionality
- ✓ Diversified customer base
- ✓ Currently underserved and growing Total Addressable Markets

Copyright© 2023 Sakuu Corp. All rights reserved.

35

>$300M of Existing Purchase Orders Provides Sakuu Revenue Visibility / Flexibility 1 Revenue Outlook ($ in millions) Existing Product Purchase Orders > $300M ü Existing purchase orders provide CAGR Home revenue visibility / flexibility Security > 250% $236 ü IP Licensing revenue provides higher-margin optionality Home Energy Storage ü Diversified customer base $88 ü Currently underserved and 2-Wheel growing Total Addressable Markets EV $18 2023 2024 2025 Product Purchase Orders 2023-25 Note: Management projections are estimates that are subject to change and only provided here as guidance. 1) $162mm purchase orders are binding: Sakuu expected to fulfill $100 mm in purchase orders for energy Actual figures may be materially different. modules; purchase orders for batteries expected to be assigned to third party manufacturers; Sakuu expects to receive licensing fess associated with battery purchase orders Copyright© 2023 Sakuu Corp. All rights reserved. 35

Transaction Overview (~94% Redemptions)

Transaction Highlights

Implied Sources & Uses

Sources	($M)
SPAC Trust Account	20
Structured Convert & Equity / Secured Debt / PIPE*	100
Total	**$120**

Uses	($M)
Cash to Balance Sheet	100
Transaction Expenses	20
Total	**$120**

Pro Forma Valuation

PF Shares Outstanding (M)	**76.0**
Share Price ($)	$10.00
PF Equity Value ($M)	**$760**
(+) PF Debt	$45.2
(-) PF Cash	($100.0)
PF Enterprise Value ($M)	**$705**

Pro Forma Ownership

	Shares (M)	% Own.
(1) Sakuu Rollover Equity	60.0	79.0%
(2) SPAC Shareholders	2.0	2.6%
(3) Structured Convert / Equity Solutions / PIPE*	6.0	7.9%
(4) Sponsor Ownership in SPAC	8.0	10.5%

1
2
3
4

Copyright© 2023 Sakuu Corp. All rights reserved.
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Transaction Overview (~94% Redemptions) Implied Sources & Uses Transaction Highlights • $705M enterprise valuation to market Sources ($M) Uses ($M) • Implied pre-money market capitalization of $600M SPAC Trust Account 20 Cash to Balance Sheet 100 ‒ Additional 6M share trading price based on earnout available for Sakuu Structured Convert & stockholders Equity / Secured Debt / 100 Transaction Expenses 20 • Implied pro forma market capitalization of $760M PIPE* • Transaction expected to provide gross proceeds of up to approximately $120M Total $120 Total $120 to Sakuu ‒ Approximately $321M cash in trust before the impact of redemptions • Represents 8.0x 2024E / Revenue • Existing Sakuu shareholders rolling 100% of their equity and are expected to own a pro forma equity ownership of approximately 79.0% Pro Forma Valuation Pro Forma Ownership PF Shares Outstanding (M) 76.0 Shares % Own. (M) Share Price ($) $10.00 4 PF Equity Value ($M) $760 1 Sakuu Rollover Equity 60.0 79.0% 3 2 (+) PF Debt $45.2 2 SPAC Shareholders 2.0 2.6% (-) PF Cash ($100.0) 3 Structured Convert / Equity 1 6.0 7.9% PF Enterprise Value ($M) $705 Solutions / PIPE* 4 Sponsor Ownership in SPAC 8.0 10.5% Key Assumptions: • SPAC assumes ~94% redemptions from the $321M cash in trust. Excludes any interest earned or withdrawn from the trust. • Assumes Sakuu existing debt of $5.2M. • All charts and tables exclude 6.4M SPAC warrants and 6.3M Sponsor warrants. All SPAC warrants have a stick price of $11.50 per common share. * No agreements or commitments for funding are currently in place. Copyright© 2023 Sakuu Corp. All rights reserved. 36 V 22.8.29

Valuation Benchmarking

2024E EV / Revenue

Median: 29.4x
Median: 1.9x
8.0x
28.8x
20.0x
29.4x
285.8x
46.3x
1.8x
2.7x
1.6x
1.9x
20.0x
SAKUU
ENOVIX
amprius
Solid Power
QuantumScape
SES
FREYR
LG Energy Solution
SAMSUNG SDI
CATL
2024 EV/Rev/G
3.0x
5.5x
6.2x
NM
NA
NA
0.1x
8.5x
6.9x
11.0x

2025E EV / Revenue

304.7x
Median: 5.5x
Median: 1.6x
3.0x
4.7x
5.5x
12.5x
2.6x
0.5x
2.1x
1.3x
1.8x
2.6x
SAKUU
ENOVIX
amprius
Solid Power
QuantumScape
SES
FREYR
LG Energy Solution
SAMSUNG SDI
CATL
2025 EV/Rev/G
1.1x
0.9x
1.7x
NM
NA
NA
0.0x
6.4x
5.4x
10.0x
Next Gen Battery Tech
Lithium-Ion Battery Manufacturers

Copyright© 2023 Sakuu Corp. All rights reserved.

V 22.8.29
SAKUU plum
37

Valuation Benchmarking 2024E EV / Revenue Median: 29.4x Median: 1.9x 285.8x 46.3x 28.8x 29.4x 20.0x 20.0x 8.0x 1.8x 2.7x 1.6x 1.9x 2024 EV/Rev/G 3.0x 5.5x 6.2x NM NA NA 0.1x 8.5x 6.9x 11.0x 2025E EV / Revenue Median: 5.5x Median: 1.6x 304.7x 12.5x 5.5x 4.7x 3.0x 2.6x 2.1x 2.6x 1.8x 1.3x 0.5x 2025 EV/Rev/G 1.1x 0.9x 1.7x NM NA NA 0.0x 6.4x 5.4x 10.0x Next Gen Battery Tech Lithium-Ion Battery Manufacturers Source: Capital IQ data as of 2/16/2023 Note: Sakuu multiples based on enterprise value of $705M; Growth-adjusted multiples use 2023E – 2025E revenue CAGR as whole percentage Copyright© 2023 Sakuu Corp. All rights reserved. 37 V 22.8.29

Growth-Adjusted Valuation Benchmarking

2024E EV / Revenue / G

Median: 5.8x
Median: 7.7x
3.0x
5.5x
6.2x
NM
NA
NA
0.1x
8.5x
6.9x
11.0x
6.6x
SAKUÚ
ENOVIX
amprius
Solid Power
QuantumScape
SES
FREYR
LG Energy Solution
SAMSUNG SDI
CATL

2025E EV / Revenue / G

Median: 1.3x
Median: 5.9x
1.1x
0.9x
1.7x
NM
NA
NA
0.0x
6.4x
5.4x
10.0x
3.6x
SAKUÚ
ENOVIX
amprius
Solid Power
QuantumScape
SES
FREYR
LG Energy Solution
SAMSUNG SDI
CATL
Next Gen Battery Tech
Lithium-Ion Battery Manufacturers

Copyright© 2023 Sakuu Corp. All rights reserved.

V 22.8.29

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38

Growth-Adjusted Valuation Benchmarking 2024E EV / Revenue / G Median: 5.8x Median: 7.7x 11.0x 8.5x 6.6x 6.9x 6.2x 5.5x 3.0x 0.1x NM NA NA 2025E EV / Revenue / G Median: 1.3x Median: 5.9x 10.0x 6.4x 5.4x 3.6x 1.7x 1.1x 0.9x NM NA NA 0.0x Next Gen Battery Tech Lithium-Ion Battery Manufacturers Source: Capital IQ data as of 2/16/2023 Note: Sakuu multiples based on enterprise value of $705M; Growth-adjusted multiples use 2023E – 2025E revenue CAGR as whole percentage Copyright© 2023 Sakuu Corp. All rights reserved. 38 V 22.8.29

Operational Benchmarking

2023E – 2025E Revenue CAGR %

Median: 322.9%
Median: 28.0%
267.1%
525.4%
322.9%
77.6%
NA
NA
1,220.5%
32.2%
23.7%
17.6%
77.6%
SAKUÚ
ENOVIX
amprius
Solid Power
QuantumScape
SES
FREYR
LG Energy Solution
SAMSUNG SDI
CATL

2024E Gross Margin %

Median: 20.0%
Median: 21.0%
35.0%
20.0%
NA
70.0%
3.0%
NA
13.0%
20.0%
22.1%
23.1%
20.0%
SAKUÚ
ENOVIX
amprius
Solid Power
QuantumScape
SES
FREYR
LG Energy Solution
SAMSUNG SDI
CATL
Next Gen Battery Tech
Lithium-Ion Battery Manufacturers

Source: Capital IQ data as of 1/27/2023

V 22.8.29

Copyright© 2023 Sakuu Corp. All rights reserved.

SAKUÚ plum

39

Operational Benchmarking 2023E – 2025E Revenue CAGR % Median: 322.9% Median: 28.0% 525.4% 1,220.5% 322.9% 267.1% 77.6% 77.6% 32.2% 23.7% 17.6% NA NA 2024E Gross Margin % Median: 20.0% Median: 21.0% 70.0% 35.0% 20.0% 23.1% 22.1% 20.0% 20.0% 13.0% 3.0% NA NA Next Gen Battery Tech Lithium-Ion Battery Manufacturers Source: Capital IQ data as of 1/27/2023 V 22.8.29 Copyright© 2023 Sakuu Corp. All rights reserved. 39

Appendix

Copyright© 2023 Sakuu Corp. All rights reserved.

Appendix Copyright© 2023 Sakuu Corp. All rights reserved. 40

Risks Risks Related to Sakuu’s Business · The battery market is intensely competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than Sakuu does. Sakuu’s products must compete with advances in new battery chemistries and manufacturing methods as well as continued improvements in conventional batteries and battery anodes. · If Sakuu’s batteries fail to perform as expected, its ability to develop, market, and sell its batteries would be adversely affected. · Sakuu may not succeed in developing its additive manufacturing platform technology such that the technology meets Sakuu’s requirements for quality, yield, throughput and other performance metrics. · A portion of Sakuu’s anticipated revenue is subjected to non-binding purchase orders, which may not result in the expected, or any, sales. · Sakuu has significant customer concentration, with a limited number of customers accounting for a substantial portion of anticipated revenue. · Sakuu may not succeed in retaining and attracting key employees, particularly technical talent, needed to operate and build its business successfully. · Sakuu may not succeed in advancing its battery technologies to enable further improvements in energy density, cycle life, safety and other characteristics. Failure to do so could limit its market opportunities, ability to compete and the prices Sakuu can charge for its products. · Sakuu may encounter delays and technical obstacles in developing new battery products, such as different cell formats, to meet varied market requirements. · Sakuu’s future sales opportunities depend in part on the growth of markets for lithium metal battery cells. These markets may develop slower or at a size that is less than expected, to the extent they develop at all. · Sakuu depends on certain third-parties, including its partnership with its manufacturer of the Cypress Li-Metal battery, in producing Sakuu’s products. · Sakuu may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all. · Sakuu relies on complex machinery for its operations and production involves a significant degree of risk and uncertainty in terms of operational performance and costs. · Sakuu may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could negatively impact Sakuu’s business. · Sakuu’s future growth and success depend on its ability to effectively sell to a wide variety of customers across a deconsolidated industry. · lf existing customers do not make subsequent purchases from Sakuu or renew their contracts with Sakuu, its revenue could decline, and its results of operations would be adversely impacted. · Sakuu may not be able to accurately estimate the future supply and demand for its batteries, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Sakuu fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. · Certain components of Sakuu’s batteries pose safety risks that may cause accidents. Sakuu may be subject to financial and reputational risks due to product recalls and product liability claims, and Sakuu could face substantial liabilities that exceed its resources. · Developments in alternative technology or other fossil fuel alternatives may adversely affect the demand for Sakuu’s battery products. · Sakuu’s operations expose it to litigation and environmental and other legal compliance risks. Compliance with laws and regulations can be expensive, and Sakuu’s failure to comply with these laws and regulations may result in monetary damages and fines, adverse publicity and a material adverse effect on its business. · Sakuu is an early stage company with a history of financial losses and it expects to incur significant expenses and continuing losses for the foreseeable future. · lf Sakuu fails to effectively manage its future growth, it may not be able to market and sell its batteries successfully. · Sakuu relies heavily on its intellectual property portfolio. If Sakuu is unable to protect its intellectual property rights, its business and competitive position would be harmed. Copyright© 2023 Sakuu Corp. All rights reserved. 41

Risks (continued) Risks Related to Being Public Company · Sakuu’s management team has limited experience managing a public company and may not successfully or effectively manage Sakuu’s transition to a public company. · Sakuu’s internal control over financial reporting may not be effective in detecting or preventing material errors at a reasonable level of assurance. Sakuu’s past or future financial statements may not be accurate and Sakuu may not be able to timely report its financial condition or results of operations, which may adversely affect investor confidence in Sakuu and the price of Sakuu’s securities following the business combination. · As with any public company, the combined company may be subject to securities litigation, which is expensive and could divert management’s attention. Risks Related to Plum’s Securities · If the benefits of the business combination do not meet the expectations of investors or securities analysts, the market price of Plum’s securities may decline, either before or after the closing of the business combination. · The combined company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations. · An active trading market for Plum’s Class A ordinary shares may not be available on a consistent basis to provide stockholders with adequate liquidity. The stock price may be extremely volatile, and stockholders could lose a significant part of their investment. · Plum’s Class A ordinary shares may fail to meet the continued listing standards of the Nasdaq Stock Market (“Nasdaq”), and additional shares may not be approved for listing on Nasdaq. · Because Sakuu has no current plans to pay cash dividends for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you paid for them. · If, following the transaction, securities or industry analysts do not publish or cease publishing research or reports about Sakuu, its business, or its market, or if they change their recommendations regarding Sakuu’s securities adversely, the price and trading volume of Sakuu’s securities could decline. General Risks · Economic downturns and political and market conditions beyond Sakuu’s control could adversely affect its business, financial condition and results of operations. · Sakuu is exposed to the risk of natural disasters, political events, health crises such as the global COVID-19 outbreak, war and terrorism and other macroeconomic events, including increased interest rates and inflation, each of which would disrupt its business and adversely affect its results of operations. Risks Related to Plum and the Business Combination · Directors of Plum have potential conflicts of interest in recommending that Plum’s shareholders vote in favor of the adoption of the merger agreement and the business combination, and approval of the other proposals described in the proxy statement/prospectus. · Plum may, in accordance with their terms, redeem unexpired Plum warrants prior to their exercise at a time that is disadvantageous to holders of Plum warrants. · Plum’s founders, directors, officers, advisors and their affiliates may elect to purchase Plum Class A ordinary shares or Plum warrants from public shareholders, which may reduce the public “float” of Plum’s Class A ordinary shares. · Plum’s sponsor has agreed to vote in favor of the business combination, regardless of how Plum’s public shareholder's vote. As a result, a significant portion of Plum’s voting securities outstanding will be contractually obligated to vote in favor of the business combination. · Even if Plum consummates the business combination, there can be no assurance that Plum’s public warrants will be in the money during their exercise period, and they may expire worthless. · The ability of Plum’s shareholders to exercise redemption rights with respect to Plum’s Class A ordinary shares could increase the probability that the business combination would not occur. · The business combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. · Current Plum shareholders will own a smaller proportion of the post-closing company than they currently own of Plum. In addition, following the closing of the business combination, the combined company may issue additional shares or other equity securities without the approval of its shareholders, which would further dilute their ownership interests and may depress the market price of its shares. Copyright© 2023 Sakuu Corp. All rights reserved. 42

Our Vision Making the Kavian™ platform the industry standard for the sustainable manufacturing of active devices− and to leave the Earth a cleaner place. Copyright© 2022 Sakuu Corp. All rights reserved. Proprietary and Confidential. 43